UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-38207

Celcuity Inc.
(Exact name of registrant as specified in its charter)

Delaware	**82-2863566**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
16305 36th Avenue North, Suite 100 Minneapolis, MN	**55446**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (763) 392-0767

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	CELC	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on $10.98, the closing price of the shares of common stock on June 30, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) as reported by The Nasdaq Capital Market on such date, was approximately $191,274,949.

As of March 20, 2024, there were 30,453,120 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED IN PART BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

2023 Annual Report on Form 10-K

Table of Contents

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements regarding us, our business prospects and our results of operations that are subject to certain risks and uncertainties that could cause our actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those described in Part I, Item 1A, "Risk Factors" and elsewhere in this Annual Report. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. We expressly disclaim any intent or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are urged to carefully review and consider the various disclosures made by us in this Annual Report and in our other reports filed with the Securities and Exchange Commission (the "SEC") that advise interested parties of the risks and uncertainties that may affect our business.

All statements, other than statements of historical facts, contained in this Annual Report, including statements regarding our plans, objectives and expectations for our business, operations and financial performance and condition, are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "target," "ongoing," "plan," "potential," "predict," "project," "should," "will," "would," or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our results, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this Annual Report. Additionally, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that we may make. Forward-looking statements may include, among other things, statements relating to:

- our clinical trial plans and the estimated timelines and costs for such trials;

- our plans to develop and commercialize our products, and our expectations about the market opportunity for gedatolisib and our CELsignia tests, and our ability to serve those markets;

- our expectations with respect to our competitive advantages, including the potential efficacy of gedatolisib in various patient types alone or in combination with other treatments;

- our expectations regarding the timeline of patient enrollment and results from clinical trials, including our existing Phase 3 VIKTORIA-1 clinical trial and Phase 1b/2 study and clinical trial for gedatolisib;

- our expectations regarding our ability to obtain FDA approval to commercialize gedatolisib;

- our expectations regarding governmental laws and regulations affecting our operations, including, without limitation, developments in laws and regulations or their interpretation, including, among others, changes in tax laws and regulations internationally and in the U.S. and laws that affect our operations and our laboratory;

- our expectations with respect to the development, validation, required approvals, costs and timelines of gedatolisib and our CELsignia tests;

- our beliefs related to the potential benefits resulting from Breakthrough Therapy designation for gedatolisib;

- our beliefs about our ability to capitalize on the exclusive global development and commercialization rights obtained from our license agreement with Pfizer with respect to gedatolisib;

- our plans with respect to research and development and related expenses for the foreseeable future;

- our beliefs with respect to the potential rate and degree of market acceptance, both in the United States and internationally, and clinical utility of our therapeutics, diagnostic platform and tests;

- our expectations regarding the future payments that may be owed to Pfizer under our license agreement with them;

- our revenue expectations;

- our intended business development activities, including collaborations with pharmaceutical companies;

- our plans with respect to pricing in the United States and internationally, and our ability to obtain reimbursement for both our gedatolisib drug candidate and CELsignia tests, including expectations as to our ability or the amount of time it will take to achieve successful reimbursement from third-party payors, such as commercial insurance companies and health maintenance organizations, and from government insurance programs, such as Medicare and Medicaid;

- our expectations as to the use of proceeds from our recent financing activities;

- our expectations with respect to accessing our current debt facility or any other debt facility or other capital sources in the future;

- our beliefs regarding the adequacy of our cash on hand to fund our research and development expenses, capital expenditures, working capital, sales and marketing expenses, and other general corporate expenses, as well as the increased costs associated with being a public company; and

- our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates, including our gedatolisib drug candidate and our CELsignia platform and tests.

These statements involve known and unknown risks, uncertainties and other factors that may cause our results or our industry's actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Certain risks, uncertainties and other factors include, but are not limited to, our limited operating history; our potential inability to develop, validate and commercialize gedatolisib on a timely basis or at all; the uncertainties and costs associated with clinical studies and with developing and commercializing biopharmaceuticals; the complexity and difficulty of demonstrating the safety and sufficient magnitude of benefit to support regulatory approval of gedatolisib and other products we may develop; challenges we may face in developing and maintaining relationships with pharmaceutical company partners; the complexity and timeline for development of our CELsignia tests; the uncertainty regarding market acceptance of our products and services by physicians, patients, third-party payors and others in the medical community, uncertainty with respect to the size of market opportunities available to us; uncertainty regarding the pricing of drug products and molecular and other diagnostic products and services that compete or may compete with us; uncertainty with insurance coverage and reimbursement for our products and services; the potential impact of public health matters on our business and clinical study activities; difficulties we may face in managing growth, such as hiring and retaining key personnel; changes in government regulations; costs to comply with evolving regulations; and obtaining and maintaining intellectual property protection for our technology and time and expense associated with defending third-party claims of intellectual property infringement, investigations or litigation threatened or initiated against us. See "Risk Factors" in Part I, Item 1A of this Annual Report for additional risks, uncertainties and other factors applicable to the Company.

SUMMARY OF RISK FACTORS

Below is a summary of the material factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. Additional discussion of the risks summarized in this risk factor summary, and other risks that we face, can be found in the "Risk Factors" section of Part I, Item 1A of this Annual Report and should be carefully considered, together with other information in this Annual Report and our other filings with the Securities and Exchange Commission before making investment decisions regarding our common stock.

- We have a limited operating history and we may never generate revenue or profit;

- Our inability to raise additional capital on acceptable terms in the future may limit our ability to develop and commercialize our therapeutic (Rx) and companion diagnostic (CDx) strategy;

- Future financing activities could dilute the percentage ownership of our stockholders and could cause our stock price to fall, or could result in operating or other restrictions;

- We are currently conducting and will continue to conduct clinical trials. Clinical trials are expensive and complex with uncertain outcomes, which may prevent or delay commercialization of our products;

- Our near-term revenue prospects depend on the success of our initial drug product, gedatolisib. If we are unable to successfully complete clinical development of, obtain regulatory approval for or commercialize gedatolisib, or if we experience delays in doing so, our business will be materially and adversely impacted;

- The successful development and commercialization of our products is highly uncertain;

- We were not involved in the early development of gedatolisib, so we are dependent on third parties having accurately generated, collected, interpreted and reported data from certain preclinical and clinical trials;

- As an organization, we have never successfully completed any registrational clinical trials, and we may be unable to do so for any drug candidates we may develop;

- For a new drug to be approved for marketing, the FDA in the United States and health authorities in other countries, must determine that the drug is safe and effective. Because all drugs can have adverse effects, the data from our Phase 3 clinical study must demonstrate to the satisfaction of the FDA and other health authorities that the benefits of gedatolisib in combination with palbociclib and fulvestrant, or gedatolisib in combination with fulvestrant, outweigh its risks. Failure to demonstrate sufficient magnitude of benefit, even if the benefit is found to be statistically significant, may not support regulatory approval;

- We must navigate lengthy, uncertain, and expensive regulatory approval processes to be able to market our products in the U.S. and other jurisdictions;

- If we encounter difficulties enrolling patients in any of our clinical trials, our clinical development activities could be delayed or otherwise adversely affected;

- We depend on intellectual property licensed from third parties, including from Pfizer for our lead product candidate, gedatolisib, and termination of this license could result in the loss of significant rights, which would materially and adversely impact our business;

- If we and our business partners are unable to obtain and maintain intellectual property protection for our products and technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize products or technology similar or identical to ours, and our ability to successfully commercialize our technology and diagnostic tests may be impaired;

- If we fail to comply with our obligations under our patent license with Pfizer, we could lose certain license rights that are important to our business;

- We rely on third parties to conduct certain aspects of our preclinical studies and clinical trials and to formulate and manufacture our drug product. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for, or commercialize, any potential product candidates;

- We will be dependent on our ability to attract and retain key personnel;

- We may encounter difficulties in scaling production, commercializing, marketing and distributing our products, including in hiring and retaining a qualified sales force;

- We have not independently verified our estimated market opportunities;

- We face significant competition from other pharmaceutical and diagnostic companies; and

- The price of our common stock may be volatile and fluctuate substantially.

PART I

ITEM 1. Business

Overview

Unless otherwise provided in this Annual Report, references to the "Company," "we," "us," and "our" and similar references refer to Celcuity Inc., a Delaware corporation. We own various unregistered trademarks and service marks, including our corporate logo. Solely for convenience, the trademarks, trade names and service marks in this Annual Report, including those owned by third parties, may be referred to without the ®,™ or ℠ symbols, but such references should not be construed as any indicator that the owner of such trademarks, trade names and service marks will not assert, to the fullest extent under applicable law, their rights thereto. We do not intend the use or display of other companies' trademarks, trade names and service marks to imply an endorsement or sponsorship of us by any other companies.

We are a clinical-stage biotechnology company focused on the development of targeted therapies for the treatment of multiple solid tumor indications. Our lead therapeutic candidate is gedatolisib, a potent, well-tolerated, small molecule reversible inhibitor, administered intravenously, that selectively targets all Class I isoforms of phosphatidylinositol-3-kinase (PI3K) and the two mechanistic target of rapamycin (mTOR) sub-complexes, mTORC1 and mTORC2. Gedatolisib's mechanism of action and pharmacokinetic properties are highly differentiated from other currently approved and investigational therapies that target PI3K or mTOR alone or together. We believe there is significant potential for gedatolisib to address breast and prostate cancer tumors, and it has the potential to be used in other tumor types where the PAM pathway is either: i) driving tumorigenesis directly; ii) cooperating with other dysregulated signaling pathways; or iii) a mechanism of resistance to other drug therapies.

We obtained exclusive global development and commercialization rights to gedatolisib in April 2021 under a license agreement with Pfizer, Inc. As of December 31, 2023, 492 patients with solid tumors have received gedatolisib in eight completed clinical trials. Gedatolisib's safety, tolerability and pharmacokinetic profile were determined in a Phase 1 First-in-Human study. Of the 492 patients, 129 were treated with gedatolisib as a single agent in three clinical trials. The remaining 363 patients received gedatolisib in combination with other anti-cancer agents in five clinical trials. Additional patients received gedatolisib in combination with other anti-cancer agents in nine investigator sponsored clinical trials.

Our initial clinical development programs for gedatolisib are focusing on the treatment of patients with hormone receptor positive (HR+), human epidermal growth factor receptor 2 negative (HER2-), or HR+/HER2-, advanced or metastatic breast cancer and patients with metastatic castration resistant prostate cancer (mCRPC).

In January 2022, gedatolisib was granted Fast Track designation for the treatment of patients with HR+/HER2- metastatic breast cancer after progression on CDK4/6 therapy. Fast Track designation is granted by the FDA for products that are intended for the treatment of serious or life-threatening disease or conditions and which demonstrate the potential to address an unmet medical need.

In July 2022, gedatolisib was granted Breakthrough Therapy Designation for HR+/HER2- advanced breast cancer after progression on CDK4/6 therapy. Breakthrough Therapy designation is granted by the FDA to expedite the development and regulatory review of an investigational medicine that is intended to treat a serious or life-threatening condition. The criteria for Breakthrough Therapy designation requires preliminary clinical evidence that demonstrates the drug may have substantial improvement on one or more clinically significant endpoints over available therapy.

In December 2022, we dosed the first patient in our Phase 3, open-label, randomized clinical trial, VIKTORIA-1. This trial is evaluating the efficacy and safety of two regimens in adults with HR+/HER2- advanced breast cancer whose disease has progressed after prior CDK4/6 therapy in combination with an aromatase inhibitor: 1) gedatolisib in combination with palbociclib and fulvestrant; and 2) gedatolisib in combination with fulvestrant. Over two hundred clinical sites in North America, Europe, South America, Asia, and Australia are participating in the study.

In February 2024, we dosed our first patient in our Phase 1b/2 clinical trial, CELC-G-201, evaluating gedatolisib in combination with darolutamide in patients with mCRPC.

The PI3K/AKT/mTOR Pathway

Dysregulation of the PI3K/protein kinase B (AKT)/mTOR, or PAM, signaling pathway is observed in many types of cancer, including breast and prostate cancer. The important role the PAM pathway plays in cancer has led to significant investment in the development of many different PI3K and mTOR inhibitors for solid tumors.

Activities associated with PI3K involve complex essential cell regulatory mechanisms including feedforward and feedback signaling loops. Overactivation of the pathway is frequently present in human malignancies and plays a key role in cancer progression. Four catalytic isoforms of Class I PI3K preferentially mediate signal transduction and tumor cell survival based on the type of malignancy and the genetic or epigenetic alterations an individual patient harbors. Due to the multiple subcellular locations, activities, and importance of the different PI3K complexes in regulating many types of cancer cell proliferation, control of PI3K activity is an important target in cancer therapy.

mTOR is a critical effector in cell-signaling pathways commonly dysregulated in human cancers. The mTOR signaling pathway integrates both intracellular and extracellular signals and serves as a central regulator of cell metabolism, growth, proliferation, and survival. mTOR is a serine/threonine protein kinase, a downstream effector of PI3K, and regulated by hormones, growth factors, and nutrients, that are contained in two functionally distinct protein assemblies – mTORC1 and mTORC2. In cancer, dysfunctional signaling leads to various constitutive activities of the mTOR complexes, making mTOR a good therapeutic target.

Developing efficacious and well-tolerated therapies that target this pathway has been challenging. This reflects the inherent adaptability and complexity of the PI3K pathway, where numerous feedforward and feedback loops, crosstalk with other pathways, and compensatory pathways enable resistance to PI3K inhibition. Another major hurdle for the development of PI3K pathway inhibitors has been the inability to achieve optimal drug-target blockade in tumors while avoiding undue toxicities in patients.

Gedatolisib

By targeting multiple nodes of the PAM pathway, gedatolisib can overcome adaptive resistance mechanisms that inhibitors targeting single PI3K/mTOR nodes do not address. As a result, we believe gedatolisib offers distinct advantages over currently approved and investigational therapies that target PI3K or mTOR alone or together.

- **Overcomes limitations of therapies that only inhibit a single Class I PI3K isoform or only one mTOR kinase complex.**

  Gedatolisib is a pan-class I isoform PI3K inhibitor with low nanomolar potency for the p110α, p110β, p110γ, and p110δ isoforms. Because gedatolisib inhibits all four PI3K isoforms and both mTOR complexes, it prevents the confounding effect of isoform interaction that may occur with isoform specific PI3K inhibitors and the confounding interaction between PI3K isoforms, AKT, and mTOR. By contrast, node-specific inhibitors cross-activate uninhibited sub-units due to numerous feedforward and feedback loops between the PI3K isoforms, AKT, and mTOR, which in turn induces compensatory resistance that reduces the efficacy of isoform specific PI3K, pan-AKT, or single mTOR kinase complex inhibitors.

  To compare the functional effect of inhibiting single versus multiple PAM pathway nodes, we evaluated gedatolisib, and node-selective inhibitors for PI3Kα (alpelisib), AKT (capivasertib) and mTORC1 (everolimus) in a panel of breast cancer cell lines using a live cell proliferation rate dose response analysis. The results of this analysis are presented in the table below.

Breast Cancer Cell Line Proliferation Rate Dose Response Analysis

Average values for 14 PIK3CA MT and 14 PIK3CA WT breast cancer cell lines



Note: Growth rate (GR) was assessed using 28 cell lines by measuring live cells reducing potential with Real Time-Glo MT luciferase assay before and after 72-hour drug treatment. GR50 (concentration required to inhibit growth rate by 50%) is a measure of potency. Max cell growth inhibition (GR at highest drug concentration tested) is a measure of efficacy.

Source: Rossetti SABCS 2023

On average, gedatolisib was 300-fold more potent than the single node PAM inhibitors analyzed and only gedatolisib induced a significant cytotoxic effect. In addition, gedatolisib's potency and efficacy was comparable in cell lines with and without PIK3CA mutations, in contrast to the single node PAM inhibitors.

- **Better tolerated by patients than oral PI3K and mTOR drugs.**

  Gedatolisib is administered intravenously (IV) on a four-week cycle of three weeks-on, one week-off, in contrast to the orally administered pan-PI3K or dual PI3K/mTOR inhibitors that are no longer being clinically developed. Oral pan-PI3K or PI3K/mTOR inhibitors have repeatably been found to induce significant side effects that were not well tolerated by patients. This typically leads to a high proportion of patients requiring dose reductions or treatment discontinuation, despite showing promising efficacy. By contrast, gedatolisib stabilizes at lower concentration levels in plasma compared to orally administered PI3K inhibitors, resulting in less toxicity, while maintaining concentrations sufficient to inhibit PI3K/mTOR signaling.

  Isoform-specific PI3K inhibitors administered orally were developed to reduce toxicities in patients. While the range of toxicities associated with isoform-specific inhibitors is narrower than oral pan-PI3K or PI3K/mTOR inhibitors, administering them orally on a continuous basis still leads to challenging toxicities. The experience with an FDA approved oral p110-α specific inhibitor, Piqray, illustrates the challenge. In its Phase 3 pivotal trial, Piqray was found to induce a Grade 3 or 4 adverse event (AE) related to hyperglycemia in 39% of patients evaluated. In addition, 26% of patients discontinued alpelisib due to treatment related adverse events. By contrast, in the 103-patient dose expansion portion of the Phase 1b clinical trial with gedatolisib, only 7% of patients experienced Grade 3 or 4 hyperglycemia and less than 10% discontinued treatment.

Clinical Development

As of December 31, 2023, 492 patients with solid tumors have received gedatolisib in eight completed clinical trials. Gedatolisib's safety, tolerability and pharmacokinetic profile were determined in a Phase 1 First-in-Human study. Of the 492 patients, 129 were treated with gedatolisib as a single agent in three clinical trials. The remaining 363 patients received gedatolisib in combination with other anti-cancer agents in five clinical trials. Additional patients received gedatolisib in combination with other anti-cancer agents in nine investigator sponsored clinical trials.

Breast Cancer Program

Breast cancer is the most prevalent cancer in women, accounting for 30% of all female cancers and 13% of cancer-related deaths in the United States. The National Cancer Institute estimated that approximately 298,000 new cases of breast cancer would be diagnosed in the United States in 2023, and approximately 43,200 breast cancer patients would die of the disease.

Four different breast cancer subtypes are currently identified using molecular tests that determine the level of HR and HER2 expression. The most common subtype of advanced breast cancer (ABC) is HR+/HER2-. Approximately 70% of all breast cancer tumors express the estrogen receptor (ER), which, upon activation, regulates the expression of various genes involved in tumor proliferation. Despite progress in treatment strategies, metastatic HR+/HER2- breast cancer (MBC) remains an incurable disease, with a median overall survival (OS) of three years and a five-year survival rate of 34%.

Four different classes of targeted therapies are currently used to treat HR+/HER2- tumors: endocrine-based therapies, CDK4/6 inhibitors, PI3K inhibitors and mTOR inhibitors. Each of the CDK4/6 inhibitors, PI3K inhibitors and mTOR inhibitors are generally used to respond to the related mechanisms of resistance to endocrine therapy, namely, activation of the CDK4/6, PI3K and mTOR pathways.

Over 70% of breast cancers have direct or indirect activation of the PAM pathway. The upregulation of the PAM pathway promotes hormone-dependent and independent ER transcriptional activity, which contributes to endocrine resistance, leading to tumor cell growth, survival, motility, and metabolism. Clinical studies have demonstrated that PI3K and mTOR inhibition can restore sensitivity to estrogen therapy (ET).

Additionally, the PAM pathway, like other mitogenic pathways, can also promote the activities of cyclin D and CDK4/6 to drive proliferative cell cycling. The available evidence indicates that resistance to CDK4/6 inhibition in patients with HR+/HER2- advanced breast cancer is a transient adaptive mechanism, most likely involving the PI3K/mTOR pathway. This data indicates that CDK4/6 signaling is restored in CDK4/6 resistant tumors when PI3K/mTOR inhibitors are applied. Thus, continuing CDK4/6 inhibitor treatment in combination with a PI3K/mTOR inhibitor in patients who progressed on their prior CDK4/6 inhibitor, would both blockade the reactivated CDK4/6 pathway and prevent adaptive activation of the PI3K/mTOR pathway. This suggests the limited efficacy induced by current standard-of-care (SOC) therapies in patients who have progressed on a CDK4/6 therapy reflects the mechanistic inadequacy of relying on partial PI3K/mTOR inhibition (e.g., alpelisib or everolimus) and no CDK4/6 inhibition to address this complex disease mechanism.

We believe the complex connection between the PI3K/mTOR and CDK4/6 pathways can enable gedatolisib to adaptively reactivate CDK4/6 signaling that reportedly occurs in CDK4/6 resistant tumors when the PI3K/mTOR pathway is completely blockaded. By re-activating CDK4/6 signaling, we believe gedatolisib can restore the therapeutic effect of CDK4/6 inhibition when it is combined with a CDK4/6 inhibitor. The contributory effect of a CDK4/6 inhibitor when combined with gedatolisib would thus largely reflect the interaction between the two therapies that gedatolisib initiates.

Evidence of gedatolisib's anti-tumor activity in breast cancer cells was provided in a study evaluating the MCF7 xenograft model (ER+/HER2-/PIK3CA mutant), where the combination of gedatolisib with palbociclib and fulvestrant caused 90% tumor regression with no tumor regrowth observed for more than 60 days after the final dose.



Cell Line: MCF7 (ER+ HER2- PI3K E545K)
Tumor Volume (mm3)
Vehicle
Fulvestrant
Palbociclib
Fulvestrant + Gedatolisib
Fulvestrant + Palbociclib
Gedatolisib
Palbociclib + Gedatolisib
Fulvestrant + Palbociclib + Gedatolisib
Days
PD0332991 (Palbociclib) QD X21 70mg/kg
Gedatolisib 4 Q4D X5 10mg/kg
Fulvestrant Day 1, 2, 3, 7, 11, 14 10mg/kg

Source: Layman SABCS 2021

Clinical Experience with Gedatolisib in Breast Cancer

The favorability of preliminary results from our most recently completed clinical trial, a Phase 1b study which evaluated 138 patients with HR+/HER2- advanced breast cancer (ABC), led us to focus on our initial clinical development program on advanced breast cancer.

On January 13, 2022, gedatolisib was granted Fast Track designation for the treatment of patients with HR+/HER2- metastatic breast cancer after progression on CDK4/6 therapy. Fast Track designation is granted by the FDA for products that are intended for the treatment of serious or life-threatening disease or conditions and which demonstrate the potential to address an unmet medical need. The designation offers the opportunity for frequent interactions with the FDA to discuss the drug's development plan and to ensure collection of appropriate data needed to support drug approval, as well as eligibility for rolling submission of a New Drug Application.

On July 18, 2022, gedatolisib was granted Breakthrough Therapy Designation for HR+/HER2- advanced breast cancer after progression on CDK4/6 therapy. Breakthrough Therapy designation is granted by the FDA to expedite the development and regulatory review of an investigational medicine that is intended to treat a serious or life-threatening condition. The criteria for Breakthrough Therapy designation require preliminary clinical evidence that demonstrates the drug may have substantial improvement on one or more clinically significant endpoints over available therapy. The benefits of Breakthrough Therapy Designation include more intensive guidance from the FDA on an efficient development program, access to a scientific liaison to help accelerate review time, and potential eligibility for priority review if relevant criteria are met. Celcuity's breakthrough application was supported by data from a Phase 1b study that assessed the safety, tolerability and clinical activity of gedatolisib in combination with palbociclib and fulvestrant in patients with HR+/HER2- advanced breast cancer whose disease progressed during treatment with a CDK4/6 therapy and an aromatase inhibitor.

<u>Phase 1b HR+/HER2- ABC Clinical Trial Results</u>

A Phase 1b dose-finding trial with an expansion portion for safety and efficacy evaluated gedatolisib when added to either the standard doses of palbociclib plus letrozole or palbociclib plus fulvestrant in patients with HR+/HER2- advanced breast cancer. PI3K mutation status was not used as an eligibility criterion. Patient enrollment for the trial is complete.

A total of 138 patients with HR+/HER2- advanced breast cancer were dosed in the clinical trial. Five patients from this study continue to receive study treatment, as of December 31, 2023, each of whom have received study treatment for more than five years.

- 35 patients were enrolled in two dose escalation arms to evaluate the safety and tolerability and determine the maximum tolerable dose (MTD) of gedatolisib when used in combination with the standard doses of palbociclib and endocrine therapies. The MTD was determined to be 180 mg administered intravenously once weekly.

- 103 patients were enrolled in one of four expansion arms (A, B, C, D) to determine if the triplet combination of gedatolisib plus palbociclib and letrozole or gedatolisib plus palbociclib and fulvestrant produced a superior objective response (OR), compared to historical control data of the doublet combination (palbociclib plus endocrine therapy). All patients received gedatolisib in combination with standard doses of palbociclib and endocrine therapy (either letrozole or fulvestrant). In Arms A, B, and C, patients received an intravenous dose of 180 mg of gedatolisib once weekly. In Arm D, patients received an intravenous dose of 180 mg of gedatolisib on a four-week cycle of three weeks-on, one week-off. Objective response was determined using Response Evaluation Criteria in Solid Tumors v1.0, or RECIST v1.0.

    ○ **Arm A**: ABC with progression and no prior endocrine-based systemic therapy or a CDK4/6 inhibitor in the metastatic setting. First-line endocrine-based therapy for advanced disease (CDK4/6 treatment naive).

    ○ **Arm B**: ABC with progression during one or two prior endocrine-based systemic therapy in the advanced setting, with no prior therapy with any CDK inhibitor. Second- or third-line endocrine-based therapy for metastatic disease.

- ○ **Arm C**: ABC with progression during one or two prior endocrine-based systemic therapies in the advanced setting and following prior therapy with a CDK inhibitor. Second- or third-line endocrine-based therapy for advanced disease.

- ○ **Arm D**: ABC with progression during one or two prior endocrine-based systemic therapies in the advanced setting and following prior therapy with a CDK inhibitor. Second- or third-line endocrine-based therapy for advanced disease.

Analysis for the 103 patients enrolled in the expansion portion of the Phase 1b clinical trial showed:

- ● Efficacy analysis for all arms in aggregate amongst patients with evaluable tumors:

  - ○ 64% objective response rate (ORR)

  - ○ 92% clinical benefit rate (CBR)

- ● Best responses, as measured by RECIST v1.0, are shown in the following chart for Arm A (1st line patients) and Arm D (2nd/3rd line patients who received Phase 3 dosing regimen). The dotted line represents the cutoff for partial response (PR), defined as a 30% reduction from the baseline tumor assessment.



Source: Layman SABCS 2021

- ● Safety analysis:

  - ○ For all arms in aggregate, all patients experienced at least one Grade 1 or Grade 2 treatment-emergent adverse event. The Grade 3 and 4 treatment-emergent adverse events occurring in at least 20% of patients were neutropenia (63%), stomatitis (27%) and rash (20%). Neutropenia is a known class effect of CDK4/6 inhibitors. Stomatitis was reversible in most patients with a steroidal mouth rinse. All grades of treatment-related adverse events related to hyperglycemia were reported in 22% of patients; Grade 3 or 4 hyperglycemia was reported in 7% of patients. Gedatolisib was discontinued in less than 10% of patients.

  - ○ For the patients in Arm D, who received the Phase 3 dosing schedule, Grade 3 and 4 treatment-emergent adverse events occurring in at least 20% of patients were neutropenia (67%), leukopenia (22%), and stomatitis (22%). All grades of treatment-related adverse events related to hyperglycemia were reported in 26% of patients; Grade 3 or 4 hyperglycemia was reported in 7% of patients. Gedatolisib was discontinued in 4% of patients.

- Best overall response data for each arm is presented in the table below:

Total Expansion Arms (N=103)

	Arm A		Arm B		Arm C		Arm D	
Prior Therapy	1L CDKi-naive		2L+ CDKi-naive		2L/3L CDKi-pretreated		2L/3L CDKi-pretreated	
n (Full, response evaluable).........................	31, 27		13,13		32, 28		27, 27	
Study Treatment	P + L + G		P + F + G		P + F + G		P + F + G	
Gedatolisib schedule	weekly		weekly		weekly		3 wks on/1 wk off	
ORR[1] (evaluable)...	85%		77%		36%		63%	
mPFS [2], mos (range)	48.4 (16.9, NR)		12.9 (7.6, 38.3)		5.1 (3.3, 7.5)		12.9 (7.4, 16.7)	
PFS % at 12 mos [2]	72.1%		54.5%		23.6%		53.2%	
	WT	**MT**	**WT**	**MT**	**WT**	**MT**	**WT**	**MT**
PIK3CA status	81%	16%	69%	31%	75%	25%	56%	41%
ORR (evaluable)...	81%	100%	78%	75%	25%	63%	60%	73%
PFS at 12 months	74%	60%	50%	67%	22%	29%	49%	60%

(1) ORR represents PR, except in Arm A, which had 1 CR = Complete response. Responses per RECIST 1.1; (2) Includes 2 unconfirmed PR Abbreviations: 1L= first line, 2L= second line; mos= months; NR = not reached; ORR, objective response rate; PFS, progression free survival

Source: Wesolowski 2022 SABCS

Phase 3 HR+/HER2- ABC Clinical Trial (VIKTORIA-1)

In 2022, we initiated VIKTORIA-1, a Phase 3, open-label, randomized clinical trial to evaluate the efficacy and safety of gedatolisib in combination with fulvestrant with or without palbociclib in adults with HR+/HER2- advanced breast cancer whose disease has progressed after prior CDK4/6 therapy in combination with an aromatase inhibitor. This multi-center, international trial is expected to enroll approximately 701 total subjects at more than 200 clinical sites across North America, Europe, Latin America, and Asia. The first patient was dosed in December 2022.

The clinical trial will enable separate evaluation of subjects according to their *PIK3CA* status.

- Subjects who meet eligibility criteria and do not have confirmed *PIK3CA* mutations (WT) will be randomly assigned (1:1:1) to receive a regimen of either gedatolisib, palbociclib, and fulvestrant (Arm A), gedatolisib and fulvestrant (Arm B), or fulvestrant (Arm C). Up to 351 subjects who are PIK3CA WT will be enrolled.

- Subjects who meet eligibility criteria and have *PIK3CA* mutations (MT) will be randomly assigned (3:3:1) to receive a regimen of either gedatolisib, palbociclib, and fulvestrant (Arm D), alpelisib and fulvestrant (Arm E), or gedatolisib and fulvestrant (Arm F). Up to 350 subjects who are PIK3CA MT will be enrolled.

The clinical trial primary endpoints are progression free survival (PFS), per RECIST 1.1 criteria, as assessed by blinded independent central review (BICR). Two primary endpoints will be evaluated in subjects who are PI3KCA WT, and one primary endpoint will be evaluated in subjects who are PI3KCA MT. In subjects who are PI3KCA WT, the PFS of gedatolisib in combination with palbociclib and fulvestrant (Arm A) will be compared to fulvestrant monotherapy (Arm C), and the PFS in gedatolisib in combination with fulvestrant (Arm B) will be compared to fulvestrant monotherapy (Arm C). In subjects who are PI3KCA MT, the PFS of gedatolisib in combination with palbociclib and fulvestrant (Arm D) will be compared to alpelisib combined with fulvestrant (Arm E).

All subjects will receive treatment according to the assigned study arm until objective progressive disease, unacceptable toxicity, death, or withdrawal of consent, whichever occurs first. Subjects in Arm C will have the option to receive the treatment regimen provided in Arm A or Arm B upon radiographically confirmed disease progression. Subjects will be followed for AEs, safety laboratory testing, tumour assessment by RECIST v1.1, quality of life, and overall survival.

Prostate Cancer Program

In the United States, prostate cancer is the second leading cause of cancer death in men. Current estimates predict that one in eight men will be diagnosed with prostate cancer in his lifetime. The American Cancer Society estimates that in 2024 there will be over 299,000 new cases of prostate cancer in the United States and approximately 35,250 deaths from the disease. Although the majority of patients are diagnosed with localized prostate cancer, about 6% of patients present with metastatic disease with a 5-year survival rate of 29%. Androgen deprivation therapy (ADT) via medical or surgical castration has been the mainstay treatment for metastatic prostate cancer. However, prostate cancer cells develop resistance to ADT and progress to castration resistance, leading to poor prognosis and a median overall survival of about 3 to 5 years.

Men with mCRPC have a poor prognosis and a predicted survival rate of fewer than two years from the initial time of progression. Treatment options for prostate cancer depend on many different factors, including the stage of the cancer. Castration-resistant prostate cancer is defined by disease progression despite androgen deprivation therapy, or ADT, and is often indicated by rising levels of PSA. Current standard of care for men with castration-resistant prostate cancer provides that patients should initially receive a combination of ADT and either abiraterone, which works by decreasing androgen levels, or enzalutamide, which works by blocking androgen binding to AR. If the disease progresses despite these second-generation hormonal therapies, chemotherapy is considered the next treatment option. Treatment with chemotherapy is generally postponed for as long as possible due to the potential for severe side effects including neuropathies, nausea, diarrhea, decreased mental capacity and increased risk of infections.

Preclinical studies have demonstrated a potential association between the PAM pathway and androgen receptor (AR) signaling in prostate cancer cells developing resistance to ADT. In these studies, the AR and PAM pathways were shown to cross-regulate each other. This is similar to the relationship demonstrated in breast cancer with the estrogen receptor pathway and the PAM pathway. Additionally, 70% - 100% of mCRPC tumors have PAM related pathway alterations.

Several clinical studies have shown promising results by inhibiting the PAM pathway in combination with an AR inhibitor. In separate Phase 2 and Phase 3 trials, the AKT inhibitor, ipatasertib, showed improvement in radiographic PFS (rPFS) in patients with mCRPC and tumors with phosphatase and tensin homolog (PTEN) loss when ipatasertib was combined with the AR inhibitor, abiraterone, versus abiraterone alone. In a Phase 2 trial, the pan-PI3K inhibitor, samotolisib, reported median rPFS of 10.2 when combined with enzalutamide versus 5.5 months for enzalutamide alone.

Evidence of gedatolisib's in vivo activity in prostate cancer was provided in a study evaluating the 22RV-1, PC3, and C4-2 prostate cancer xenograft models. As seen in the figures below, gedatolisib induced greater than 80% tumor growth inhibition, regardless of the xenograft model's sensitivity to the AR inhibitor, enzalutamide and the cell lines' PTEN or AR status. In addition, gedatolisib combined with enzalutamide induced significantly greater tumor growth inhibition than enzalutamide alone in the enzalutamide sensitive model (C4-2).



22RV1
(PTEN-WT, AR-v7+)
Tumor Volume (mm3)
Days post-treatment
Vehicle
Gedatolisib 15 mg/kg (p<0.0005)
Enzalutamide 10 mg/kg
PC3
(PTEN-loss, AR-null)
Days post-treatment
Vehicle
Gedatolisib 15 mg/kg (p<0.0005)
Enzalutamide 10 mg/kg
C4-2
(PTEN-loss, AR-mt)
Days post-treatment
Vehicle
Gedatolisib 10 mg/kg
Enzalutamide 10 mg/kg (p<0.0005)
Geda + Enza (p<0.006)

Source: Sen, ASCO-GU, 2023

Phase 1b/2 mCRPC Clinical Trial (CELC-G-201)

We received approval from the US FDA in mid-2023 to proceed with the clinical development of gedatolisib in combination with Nubeqa® (darolutamide), an approved androgen receptor inhibitor, for the treatment of patients with mCRPC. We have since initiated a Phase 1b/2 study (CELC-G-201) that will enroll up to 54 participants with mCRPC who progressed after treatment with an androgen receptor inhibitor. We dosed our first patient in this trial in February 2024.

In the Phase 1b portion of the study, Celcuity expects that 36 participants will be randomly assigned to receive 600 mg darolutamide combined with either 120 mg gedatolisib in Arm 1 or 180 mg gedatolisib in Arm 2. An additional 12 participants will then be enrolled in the Phase 2 portion of the study at the recommended phase 2 dose (RP2D) level to enable evaluation of 30 participants treated with the RP2D of gedatolisib.

The primary objectives of the Phase 1b portion of the trial include assessment of the safety and tolerability of gedatolisib in combination with darolutamide and determination of the recommended Phase 2 dose of gedatolisib. The primary objective of the Phase 2 portion of the trial is to assess the radiographic progression-free survival (rPFS) at six months of patients who received the RP2D.

Pfizer License Agreement

In April 2021, we entered into a license agreement, or the Gedatolisib License Agreement, with Pfizer pursuant to which we acquired exclusive (including as to Pfizer) worldwide sublicensable rights to research, develop, manufacture, and commercialize gedatolisib for the treatment, diagnosis and prevention of all diseases. Pursuant to the Gedatolisib License Agreement, we are obligated to use commercially reasonable efforts to develop and seek regulatory approval for at least one product in the U.S. and if regulatory approval is obtained, to commercialize such product in the U.S and at least one international major market.

We paid Pfizer a $5.0 million upfront fee upon execution of the Gedatolisib License Agreement and issued to Pfizer $5.0 million of our common stock. We are also required to make milestone payments to Pfizer upon achievement of certain development and commercial milestone events, up to an aggregate of $335.0 million. We will pay Pfizer tiered royalties on sales of gedatolisib at percentages ranging from the low to mid-teens, that may be subject to deductions for expiration of valid claims, amounts due under third-party licenses and generic competition. Unless earlier terminated, the Gedatolisib License Agreement will expire upon the expiration of all royalty obligations. The royalty period will expire on a country-by-country basis upon the later of (a) 12 years following the date of First Commercial Sale of such Product in such country, (b) the expiration of all regulatory or data exclusivity in such country for such Product or (c) the date upon which the manufacture, use, sale, offer for sale or importation of such Product in such country would no longer infringe, but for the license granted herein, a Valid Claim of a Licensed Patent Right. Capitalized terms in this paragraph have the meanings set forth in the Gedatolisib License Agreement.

We have the right to terminate the Gedatolisib License Agreement for convenience upon 90 days' prior written notice. Pfizer may not terminate the agreement for convenience. Either we or Pfizer may terminate the Gedatolisib License Agreement if the other party is in material breach and such breach is not cured within the specified cure period. In addition, either we or Pfizer may terminate the Gedatolisib License Agreement in the event of specified insolvency events involving the other party.

Manufacturing

We rely on third parties to manufacture gedatolisib. We expect to enter into agreements with contract manufacturing organizations, or CMOs, to produce drug substance for gedatolisib. We require all of our CMOs to conduct manufacturing activities in compliance with current good manufacturing practice, or cGMP, requirements. We anticipate that these CMOs will have the capacity to support both clinical supply and commercial-scale production, but we do not have any formal agreements at this time to cover commercial production. We may also elect to enter into agreements with other CMOs to manufacture supplies of drug substance and finished drug product.

Sales and Marketing

If any of our product candidates are approved, we intend to market and commercialize them in the U.S. and select international markets, either alone or in partnership with others. Cancer patients are managed by oncologists, medical geneticists and urologists, and therefore we believe can be reached with a targeted sales force.

Competition for Gedatolisib

The pharmaceutical industry is characterized by rapid evolution of technologies and intense competition. While we believe that our product candidates, technology, knowledge, experience and scientific resources provide us with competitive advantages, we face competition from major pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions, among others. Any product candidates that we successfully develop and commercialize will compete with approved treatment options, including off-label therapies, and new therapies that may become available in the future. Key considerations that would impact our ability to effectively compete with other therapies include the efficacy, safety, method of administration, cost, level of promotional activity and intellectual property protection of our products. Many of the companies against which we may compete have significantly greater financial resources and expertise than we do in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products.

There are several PI3K, AKT, and mTOR inhibitors approved by the FDA, including Piqray and Afinitor from Novartis AG, Aliqopa from Bayer Corporation, Copiktra from Verastem, Inc., Zydelig from Gilead Sciences, Inc. and Trucap from AstraZeneca plc. We are aware that other companies are, or may be, developing products for this indication, including BridgeBio Inc., Eli Lilly and Company, F. Hoffmann-La Roche Ltd, Kazia Therapeutics Limited, Infinity Pharmaceuticals, Inc., Relay Therapeutics, Revolution Medicines Inc., Scorpion Therapeutics, Inc., and Takeda Pharmaceutical Company Limited. There may be additional companies with programs suitable for addressing these patient populations that could be competitive with our efforts but that have not yet disclosed specific clinical development plans. Smaller or early-stage companies, including oncology-focused therapeutics companies, may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies may also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites, enrolling patients in clinical trials and acquiring technologies complementary to, or necessary for, our programs. The availability of reimbursement from government and private payors will also significantly impact the pricing and competitiveness of our products. Our competitors may obtain FDA or other regulatory approvals for their products more rapidly than we may obtain approvals for our product candidates, which could result in our competitors establishing a strong market position before we are able to commercialize our product candidates.

CELsignia

We founded our company to develop our proprietary CELsignia diagnostic platform and relied on the capability of this technology to identify our lead drug candidate, gedatolisib. CELsignia characterizes the specific activity of various oncogenic signaling pathways, including the PAM pathway, in living patient tumor cells.

We are supporting the advancement of new potential indications for three different targeted therapies, controlled by other pharmaceutical companies, that would rely on a CELsignia companion diagnostic test to select patients. Our first analytically validated and commercially ready test using our CELsignia platform, the CELsignia HER2 Pathway Activity Test for breast cancer, diagnoses two new sub-types of HER2-negative breast cancer that traditional molecular diagnostics cannot detect. Our internal studies show that approximately 15-20% of HER2-negative breast cancer patients have abnormal HER2 signaling activity similar to levels found in HER2-positive breast cancer cells. As a result, these HER2-negative patients have undiagnosed HER2-driven breast cancer and would be likely to respond to the same anti-HER2 targeted therapies only HER2-positive patients receive today. We have two interventional clinical trials underway to evaluate the efficacy of HER2 targeted therapies in breast cancer patients selected with our CELsignia HER2 Pathway Activity Test.

Our second CELsignia test for breast cancer evaluates independent c-Met signaling activity and its involvement with HER family signaling in HER2-negative breast cancer tumor cells. Our internal studies show that approximately 20%-25% of HER2-negative breast cancer patients have abnormal c-Met signaling activity that is co-activated with abnormal HER family signaling. These studies suggest that this sub-group of HER2-negative breast cancer patients may best respond to treatment with a combination of HER family and c-Met inhibitors. We have one interventional clinical trial underway to evaluate the efficacy of HER2 and c-Met targeted therapies, in previously treated metastatic HER2-negative breast cancer patients selected with our CELsignia Multi-Pathway Activity Test, or CELsignia MP Test.

Our third CELsignia test for breast cancer evaluates PI3K signaling in HER2-negative breast cancer tumor cells.

CELsignia Clinical Trials

We are currently collaborating on three Phase 2 clinical trials to evaluate the efficacy of our collaboration partners' targeted therapies in patients selected with one of our CELsignia tests. The goal of these trials is to support the development of three potential new drug indications to treat patient groups found responsive by our CELsignia test to their approved targeted therapies. These clinical trials include:

- FACT-1 Clinical Trial to Evaluate Efficacy of Genentech's HER2 Targeted Therapies. We are collaborating with NSABP Foundation, Inc. ("NSABP") and Genentech, Inc. ("Genentech") to evaluate the efficacy and safety of Genentech's drugs, Herceptin (trastuzumab) and Perjeta (pertuzumab), and chemotherapy in breast cancer patients selected with our CELsignia test. The goal is to demonstrate that patients who have an abnormal HER2 signaling pathway, as identified by our CELsignia test, respond to treatment with a matching targeted therapy.

- FACT-5 Clinical Trial to Evaluate Efficacy of Puma's pan-HER Inhibitor and chemotherapy. We are collaborating with University of Rochester Wilmot Cancer Center and Puma to evaluate the efficacy and safety of Puma's drug, Nerlynx (neratinib), and the chemotherapy capecitabine, in previously treated metastatic HER2-negative breast cancer patients with brain metastases selected with our CELsignia HER2 Pathway Activity Test. The goal of the trial is to demonstrate that previously treated HER2-negative metastatic breast cancer patients with brain metastases who have hyperactive HER2 signaling tumors, as identified by the CELsignia test, respond to treatment with Nerlynx in combination with capecitabine.

- FACT-6 Clinical Trial to Evaluate Efficacy of Novartis's c-Met Inhibitor and Puma's pan-HER Inhibitor. We are collaborating with MD Anderson Cancer Center, Novartis AG, and Puma, to conduct a Phase 1/2 clinical trial. This open-label Phase 1/2 trial will evaluate the efficacy and safety of Novartis' c-Met inhibitor, Tabrecta (capmatinib), and Puma's pan-HER inhibitor, Nerlynx (neratinib), in previously treated metastatic HER2-negative breast cancer patients selected with our CELsignia MP Test. The goal of the trial is to demonstrate that previously treated HER2-negative metastatic breast cancer patients who have hyperactive HER2 and c-Met signaling tumors, as identified by the CELsignia test, respond to treatment with Tabrecta in combination with Nerlynx.

CELsignia's Competition

At present, we are not aware of any other companies that offer diagnostic tests that use a patient's live tumor cells to identify the signaling pathway driving a patient's cancer. There are several companies focused on developing genomic or proteomic analyses of a patient's diseased cells. Initial efforts identified protein targets or genetic mutations, oftentimes referred to as "biomarkers," that are associated with a disease process to enable development of drugs more closely tailored to specific patient populations.

As tools for human genome analysis have become less expensive, a number of companies have also recently launched more complex genomic test panels and gene expression signatures tests. These tests rely on a static measurement of molecular properties and mathematical analysis to identify statistically significant correlations between the selected molecular properties and a clinical condition or outcome of populations of patients with the "same" disease.

These genetic tests often have limited predictive success because they only identify some, but not all, of, the molecular and cellular conditions required for a drug therapy to function in a patient. They may identify the presence of the genes associated with a disease, but they cannot determine how the gene products function in the context of a particular individual.

Providers of genomic or proteomic tests include diagnostic kit manufacturers, hospitals, and independent laboratories. We do not plan to develop tests where a molecular biomarker can identify drug responsive patients, so our current tests will not compete directly against the tests provided by these other companies.

Diagnostics competitors that have molecular method-based tests include, but are not limited to, Foundation Medicine, Caris Life Sciences, NeoGenomics, LabCorp, Quest, Nanostring, Paradigm, Biocept, Exosome Diagnostics, Guardant Health, Roche Diagnostics, Qiagen, Myriad, and Genomic Health.

Principal Suppliers for CELsignia

We purchase commercially available reagents and instruments from a variety of suppliers. Our principal reagent suppliers include Bio-Techne Corporation, Selleck Chemicals, Sigma-Aldrich, and VWR International. Our principal instrument suppliers include Agilent Technologies, Integra Biosciences, Invitrogen, and Thermo Fisher Scientific. These items are purchased on a purchase order basis pursuant to the applicable supplier's standard terms and conditions. The items purchased from these suppliers are standard products sold widely to the biotechnology industry. All items purchased are typically available within several days after an order is placed.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, manufacturing and process discoveries and other know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights. We plan to protect our proprietary positions using a variety of methods, which include protecting current U.S. and foreign patents related to proprietary technology, inventions and improvements and prosecuting additional U.S. and foreign patents that we determine are important to the development and implementation of our business. For example, we, our licensors, or our collaborators currently have, or are pursuing, patents covering the composition of matter for our drug product candidates and we plan to generally pursue patent protection covering methods-of-use for one or more clinical programs. We also rely on trade secrets, trademarks, know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our proprietary position.

Gedatolisib Patents

We entered into the Gedatolisib License Agreement with Pfizer in April 2021, pursuant to which we acquired exclusive worldwide rights under Pfizer patents and know-how to develop, manufacture and commercialize gedatolisib. We have exclusive licenses under the Gedatolisib License Agreement to patent rights in the U.S. and numerous foreign jurisdictions relating to gedatolisib. The patent rights in-licensed under the Gedatolisib License Agreement include 11 granted patents in the U.S. and more than 290 patents granted in foreign jurisdictions including Australia, Canada, China, France, Germany, Spain, United Kingdom and Japan. The U.S. patents covering gedatolisib as a composition of matter have a statutory expiration date in May 2029. A U.S. composition of matter patent that covers the lactic acid form of gedatolisib expires in December 2035. A pending U.S. application covering the cyclodextrin formulation of gedatolisib that is currently in clinical development expires in June 2039, in each case, not including patent term adjustment or any patent term extension, and relevant foreign counterparts.

CELsignia Patents

With respect to CELsignia, we have seven issued U.S. patents and more than 30 issued international patents covering our diagnostic approach using cell signaling analysis in living patient cells to guide treatment of patients with targeted therapies and cell sample preparation methods. The earliest expiration date of the patents is 2032. In addition, we have developed significant proprietary know-how and trade secrets for the various cell sample preparation and cellular analysis methods we have developed.

Trade Secrets

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. We typically rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. We protect trade secrets and know-how by establishing confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and partners. These agreements generally provide that all confidential information developed or made known during the course of an individual or entity's relationship with us must be kept confidential during and after the relationship. These agreements also generally provide that all inventions resulting from work performed for us or relating to our business and conceived or completed during the period of employment or assignment, as applicable, shall be our exclusive property. In addition, we take other appropriate precautions, such as physical and technological security measures, to guard against misappropriation of our proprietary information by third parties.

Government Regulation

Approval of Gedatolisib and Other Drug Products

Government authorities in the U.S. at the federal, state and local level and in other countries and jurisdictions, including the EU, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products, such as gedatolisib and other drugs that may be used in combination with or compete with gedatolisib. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority and submitted for review and approved by the regulatory authority. The regulatory approval process is time-consuming and requires significant capital expenditures.

U.S. Approval Process

Overview of FDA Approval Process

In the U.S., pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending New Drug Applications, or NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution. The process required by the FDA before a drug may be marketed in the United States generally involves the following:

- completion of nonclinical laboratory tests, animal studies and formulation studies according to good laboratory practices (GLP), or other applicable regulations;

- submission to the FDA of an application for an investigational new drug application, or IND, which must become effective before human clinical trials may begin;

- performance of adequate and well-controlled human clinical trials according to the FDA's regulations commonly referred to as current good clinical practices (GCPs), to establish the safety and efficacy of the proposed drug for its intended use;

- submission to the FDA of an NDA for a new drug;
- satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the drug is produced to assess compliance with the FDA's current good manufacturing practice standards (cGMP), to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity;

- potential FDA inspection of the nonclinical and clinical trial sites that generated the data in support of the NDA; and FDA review of the NDA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources and approvals are inherently uncertain.

Preclinical and Clinical Stages

Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

The clinical stage of development involves the administration of the investigational product to healthy volunteers or disease-affected patients under the supervision of qualified investigators, generally physicians not employed by, or under control of, the trial sponsor, in accordance with Good Clinical Practices, or GCPs. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of an investigational new drug application, or IND. Furthermore, each clinical trial must be reviewed and approved by an Institutional Review Board, or IRB, for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also monitors the clinical trial until completed. Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

- Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug.

- Phase 2 clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further pharmacokinetic and pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

- Phase 3 clinical trials generally involve a larger number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

A registrational trial is a clinical trial that adequately meets regulatory agency requirements for the evaluation of a drug candidate's efficacy and safety such that it can be used to justify the approval of the drug. Generally, registrational trials are Phase 3 trials but may be Phase 2 trials if the trial design provides a reliable assessment of clinical benefit, particularly in situations where there is an unmet medical need.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow up. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of a Biologics License Application, or BLA.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. The FDA or the sponsor may suspend or terminate a clinical trial at any time, or the FDA may impose other sanctions on various grounds, including a finding that the research patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the requirements of the IRB or if the drug has been associated with unexpected serious harm to patients.

There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about most clinical trials must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website. Information related to the product, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is made public as part of the registration of the clinical trial. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in some cases for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

FDA Review and Approval Process

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. Prior to granting approval of the NDA, which is required before marketing of the product may begin in the U.S., the FDA must determine whether to accept the submission and, thereafter, conduct an in-depth review. This process may take a year or more. The NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently $4,048,695 for Fiscal Year 2024, and the manufacturer and/or sponsor under an approved NDA are also subject to annual program fees for eligible products, which are currently $416,734 for Fiscal Year 2024.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not approve the product unless compliance with cGMP is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two to six months depending on the type of information included.

An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug's safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

Changes to some of the conditions established in an approved application, including changes in indications, labeling or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

U.S. Marketing Exclusivity

Upon NDA approval of a new chemical entity, or NCE, which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot receive any Abbreviated New Drug Application, or ANDA, seeking approval of a generic version of that drug. Certain changes to a drug, such as the addition of a new indication to the package insert, are associated with a three-year period of exclusivity during which the FDA cannot approve an ANDA for a generic drug that includes the change. An ANDA may be submitted one year before NCE exclusivity expires if a Paragraph IV certification is filed. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA may be filed before the expiration of the exclusivity period.

Patent Term Extension

After NDA approval, owners of relevant drug patents may apply for up to a five-year patent extension for one patent. The allowable patent term extension is calculated as half of the drug's testing phase—the time between IND and NDA submission—and all of the review phase—the time between NDA submission and approval up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years from approval.

For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the U.S. Patent and Trademark Office must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

<u>Fast Track Designation and Accelerated Approval</u>

The FDA is required to facilitate the development, and expedite the review, of drugs that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment, and which demonstrate the potential to address unmet medical needs for the condition. Under the Fast Track program, the sponsor of a new drug candidate may request that the FDA designate the drug candidate for a specific indication as a Fast Track drug concurrent with, or after, the filing of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for Fast Track Designation within 60 days of receipt of the sponsor's request.

Under the Fast Track program and the FDA's accelerated approval regulations, the FDA may approve a drug for a serious or life-threatening illness that provides meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments.

In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

In addition to other benefits such as the ability to use surrogate endpoints and engage in more frequent interactions with the FDA, the FDA may initiate review of sections of a Fast Track drug's NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the FDA's time period goal for reviewing an application does not begin until the last section of the NDA is submitted. Additionally, the Fast Track Designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

<u>Breakthrough Therapy Designation</u>

Breakthrough Therapy Designation by the FDA provides more extensive development consultation opportunities with FDA senior staff, allows for the rolling review of the drug's application for approval and indicates that the product could be eligible for priority review if supported by clinical data at the time of application submission for drugs that are intended to treat a serious or life-threatening disease or condition where preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new drug candidate may request that the FDA designate the drug candidate for a specific indication as a breakthrough therapy concurrent with, or after, the filing of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for Breakthrough Therapy Designation within 60 days of receipt of the sponsor's request.

<u>Disclosure of Clinical Trial Information</u>

Sponsors of clinical trials of FDA regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, trial sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

European Union Approval Process

<u>Overview</u>

In the EU, our product candidates may also be subject to extensive regulatory requirements. As in the U.S., medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained. Similar to the U.S., the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls.

The Clinical Trials Directive 2001/20/EC, the Directive 2005/28/EC on GCP, and the related national implementing provisions of the individual EU Member States govern the system for the approval of clinical trials in the EU. Under this system, an applicant must obtain prior approval from the competent national authority of the EU Member States in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial at a specific trial site after the competent ethics committee has issued a favorable opinion. The clinical trial application must be accompanied by, among other documents, an Investigational Medicinal Product Dossier or IMPD, or the Common Technical Document, with supporting information prescribed by Directive 2001/20/EC, Directive 2005/28/EC, where relevant, the implementing national provisions of the individual EU Member States and further detailed in applicable guidance documents. All suspected unexpected serious adverse reactions to the investigated drug that occur during the clinical trial have to be reported to the competent national authority and the Ethics Committee of the Member State where they occurred.

The new Clinical Trials Regulation (EU) No 536/2014 came into effect in 2022. The Clinical Trials Regulation will be directly applicable in all the EU Member States, repealing the current Clinical Trials Directive 2001/20/EC. The new Clinical Trials Regulation aims to simplify and streamline the approval of clinical trials in the EU. The main characteristics of the regulation include: a streamlined application procedure via a single-entry point, the "EU portal"; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts. Part I is assessed by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted (Member States concerned). Part II is assessed separately by each Member State concerned. Strict deadlines have been established for the assessment of clinical trial applications. The role of the relevant ethics committees in the assessment procedure will continue to be governed by the national law of the concerned EU Member State. However, overall related timelines will be defined by the Clinical Trials Regulation.

To obtain a marketing authorization of a drug in the EU, we may submit Marketing Authorization Applications, or MAA, either under the so-called centralized or national authorization procedures.

<u>Centralized Procedure</u>

The centralized procedure provides for the grant of a single marketing authorization following a favorable opinion by the European Medicines Agency, or EMA, that is valid in all EU Member States, as well as Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for medicines produced by specified biotechnological processes, products designated as orphan medicinal products, advanced therapy medicines (such as gene-therapy, somatic cell-therapy or tissue-engineered medicines) and products with a new active substance indicated for the treatment of specified diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders or autoimmune diseases and other immune dysfunctions and viral diseases. The centralized procedure is optional for products that represent a significant therapeutic, scientific or technical innovation, or whose authorization would be in the interest of public health. Under the centralized procedure the maximum timeframe for the evaluation of an MAA by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the Committee of Medicinal Products for Human Use, or the CHMP. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MAA under the accelerated assessment procedure is 150 days, excluding stop-clocks.

<u>National Authorization Procedures</u>

There are also two other possible routes to authorize medicinal products in several EU countries, which are available for investigational medicinal products that fall outside the scope of the centralized procedure:

● Decentralized procedure. Using the decentralized procedure, an applicant may apply for simultaneous authorization in more than one EU country of medicinal products that have not yet been authorized in any EU country and that do not fall within the mandatory scope of the centralized procedure.

● Mutual recognition procedure. In the mutual recognition procedure, a medicine is first authorized in one EU Member State, in accordance with the national procedures of that country. Following this, further marketing authorizations can be sought from other EU countries in a procedure whereby the countries concerned agree to recognize the validity of the original, national marketing authorization.

Under the above-described procedures, before granting an MAA, the EMA or the competent authorities of the Member States of the European Economic Area, or EEA, assess the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

<u>EU Regulatory Exclusivity</u>

In the EU, new products authorized for marketing (i.e., reference products) qualify for eight years of data exclusivity and an additional two years of market exclusivity upon marketing authorization. The data exclusivity period prevents generic applicants from relying on the preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic marketing authorization in the EU during a period of eight years from the date on which the reference product was first authorized in the EU. The market exclusivity period prevents a successful generic applicant from commercializing its product in the EU until ten years have elapsed from the initial authorization of the reference product in the EU. The ten-year market exclusivity period can be extended to a maximum of eleven years if, during the first eight years of those ten years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies.

Drug Approval-Related Regulations – Rest of the World

For other countries outside of the EU and the U.S., such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary from jurisdiction to jurisdiction. Additionally, the clinical trials must be conducted in accordance with cGCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki. If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Regulations of CELsignia Tests

<u>CLIA and CMS for Diagnostic</u>

Our CELsignia tests are laboratory developed tests, or LDTs, and subject to regulation under the Clinical Laboratory Improvement Amendments, or CLIA. The Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services, regulates all clinical laboratory testing (except research) performed on humans in the United States through CLIA. All clinical laboratories that perform clinical lab services on human specimens for the purpose of providing information on the diagnosis, prevention or treatment of disease must receive CLIA certification. We received our CLIA certification in 2016. We also had our laboratory certified by the College of American Pathologies, or CAP, in 2016, an organization recognized by CMS as a third-party reviewer of clinical laboratories. Several states, including, among others, New York and California, require licensure of out-of-state labs that receive specimens from the state and compliance with the state's individual laboratory regulations.

If our laboratory is out of compliance with CLIA requirements, we may be subject to sanctions such as suspension, limitation or revocation of our CLIA certificate, as well as directed plan of correction, state on-site monitoring, civil money penalties, civil injunctive suit or criminal penalties. We must maintain CLIA compliance and certification to be eligible to bill for services provided to Medicare and Medicaid beneficiaries. If we were to be found out of compliance with CLIA program requirements and subjected to sanction, our business could be harmed. Failure to comply with state licensure laws, if applicable, could subject us to additional sanctions imposed by state licensing authorities.

<u>FDA for Diagnostics</u>

FDA approval or clearance is not currently required for CELsignia tests offered as a stand-alone LDT test. If we are partnered with a drug company to launch a CELsignia test as a companion diagnostic for a new drug indication, we would be required to obtain premarket approval, or PMA, in conjunction with the pharmaceutical company seeking a new drug approval for the matching therapy. Historically, the FDA has exercised enforcement discretion with respect to tests performed solely in a central laboratory, like the CELsignia tests or LDTs. The FDA has not required laboratories that furnish only LDTs to comply with the agency's requirements for medical devices (e.g., establishment registration, device listing, quality systems regulations, premarket clearance or premarket approval, and post-market controls). However, the FDA has discussed potential regulation of LDTs and may regulate LDTs in the future.

Pricing and Reimbursement of our Product Candidates

Significant uncertainty exists as to the coverage and reimbursement status of any products we sell or may sell. Sales of any of our products will depend, in part, on the extent to which the costs of the products will be covered by third-party payors, including government health programs such as Medicare and Medicaid, commercial health insurers, managed care organizations or pharmaceutical companies. The process for determining whether a third-party payor will provide coverage for a test sometimes is separate from the process for setting the price of a drug product or for establishing the reimbursement rate that a payor will pay for the drug product. Third-party payors may limit coverage to specific testing products on an approved list, which might not include all of the tests available for a particular indication.

In order to obtain coverage and reimbursement for any product, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the test. Whether or not we conduct such studies, our products may not be considered medically necessary or cost-effective. A third-party payor's decision to provide coverage for a test does not imply that an adequate reimbursement rate will be approved. Further, one payor's determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Third-party reimbursement may not be sufficient to enable us to maintain price levels high enough to realize an appropriate return on our investment in product development.

The containment of healthcare costs has become a priority of federal, state and foreign governments, and the prices of tests and drugs have been a focus in this effort. Third-party payors are increasingly challenging the prices charged for medical products and services, examining the medical necessity and reviewing the cost-effectiveness of testing products, drug products and medical services and questioning safety and efficacy. If these third-party payors do not consider our products to be cost-effective compared to other available tests, they may not cover our products or, if they do, the level of payment may not be sufficient to allow us to sell our products at a profit. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls and restrictions on reimbursement. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for our testing products or drugs that require use of our testing products and could adversely affect our net revenue and results.

We expect to see continued focus by Congress and the Biden Administration on regulating pricing, which could result in legislative and regulatory changes designed to control costs. For example, in August 2022, the IRA was signed into law, which, among other things, requires manufacturers of certain drugs to engage in price negotiations with Medicare (beginning in 2026), imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation (first due in 2023), and replaces the Part D coverage gap discount program with a new discounting program (beginning in 2025). We continue to evaluate the impact of the IRA on our business, operations and financial condition and results as the full effect of the IRA on our business strategy and the pharmaceutical industry remains uncertain. In addition, changes to the Medicaid program or the federal 340B drug pricing program, which imposes ceilings on prices that drug manufacturers can charge for medications sold to certain health care facilities, could have a material impact on our business following commercialization.

Pricing and reimbursement schemes vary widely from country to country. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular test to currently available tests. The downward pressure on healthcare costs in general, particularly prescription drugs and testing products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for testing products may not allow favorable reimbursement and pricing arrangements for any of our products.

Coverage policies, third-party reimbursement rates and pricing regulation may change at any time.

Other Healthcare Laws

Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the U.S. in addition to the FDA, including CMS, the HHS Office of Inspector General and HHS Office for Civil Rights, other divisions of the HHS and the Department of Justice.

Healthcare providers, physicians, and third-party payors will play a primary role in the recommendation and prescription of any products for which we obtain marketing approval. Our current and future arrangements with third-party payors, healthcare providers and physicians may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our drug and diagnostic products. In the U.S., these laws include, without limitation, state and federal anti-kickback, false claims, physician transparency, and patient data privacy and security laws and regulations, including but not limited to those described below.

The U.S. federal Anti-Kickback Statute, or AKS, prohibits, among other things, any person or entity from knowingly and willfully offering, paying, soliciting, receiving or providing any remuneration, directly or indirectly, overtly or covertly, to induce or in return for purchasing, leasing, ordering or arranging for or recommending the purchase, lease or order of any good, facility, item or service reimbursable, in whole or in part, under Medicare, Medicaid or other federal healthcare programs. The term "remuneration" has been broadly interpreted to include anything of value. The AKS has been interpreted to apply to arrangements between pharmaceutical and medical device manufacturers on the one hand and prescribers, purchasers, formulary managers and beneficiaries on the other hand. A person does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation of the AKS.

Moreover, a claim including items or services resulting from a violation of the AKS constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act, which imposes civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities (including manufacturers) for, among other things, knowingly presenting, or causing to be presented to federal programs (including Medicare and Medicaid) claims for items or services that are false or fraudulent, claims for items or services not provided as claimed, or claims for medically unnecessary items or services. This could apply even if we are not submitting claims directly to payors as would be the case with drug products.

In addition, under a federal law directed at "self-referral," commonly known as the "Stark Law," there are prohibitions, with certain exceptions, on referrals for certain designated health services, including laboratory services, that are covered by the Medicare and Medicaid programs by physicians who personally, or through a family member, have an investment or ownership interest in, or a compensation arrangement with, an entity performing the tests. The prohibition also extends to payment for any testing referred in violation of the Stark Law. Bills submitted in violation of the Stark Law may not be paid by Medicare or Medicaid, and there may be significant penalties for violations. Many states have comparable laws that are not limited to Medicare and Medicaid referrals.

These regulations present compliance and litigation risks for our business and others in our industry. We incur compliance-related expenses and expect to incur additional expenses if and when our products are commercialized. We may be subject to penalties or limitations on reimbursement if we are found to have violated these regulations.

The federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit, among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud or to obtain, by means of false or fraudulent pretenses, representations or promises, any money or property owned by, or under the control or custody of, any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the AKS, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians and certain other healthcare providers, and their ownership and investment interests. The Affordable Care Act, or the ACA, imposed, among other things, new annual reporting requirements through the Physician Payments Sunshine Act for covered manufacturers for certain payments and "transfers of value" to these providers. Failure to submit timely, accurately and completely the required information for all payments, transfers of value and ownership or investment interests may result in civil monetary penalties.

We may also be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and their respective implementing regulations, impose specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates. Among other things, HITECH made HIPAA's security standards directly applicable to "business associates," defined as independent contractors or agents of covered entities that create, receive, maintain or transmit protected health information in connection with providing a service for or on behalf of a covered entity, although it is unclear that we would be considered a "business associate" in the normal course of our business. HITECH also increased the civil and criminal penalties that may be imposed against covered entities, business associates and possibly other persons, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorney's fees and costs associated with pursuing federal civil actions. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same requirements, thus complicating compliance efforts. See "European Data Collection" below for a discussion of data privacy and security enactments of the EU.

At the state level, California's Consumer Privacy Act, or CCPA, and the California Privacy Rights Act, or CPRA, impose data protection obligations on certain businesses. While we believe that certain limited exceptions under the CCPA for clinical trial data and other health data would apply to us, these regulations exemplify the vulnerability of our business to the evolving regulatory environment related to personal data and protected health information, which causes us to incur compliance costs.

States and foreign jurisdictions also have fraud and abuse laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services. Some state laws also require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant federal government compliance guidance, and require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers, marketing expenditures or drug pricing.

In order to sell products, we will need to comply with state laws, including those that require the registration of manufacturers and wholesale distributors of drug and biological products. Several states have enacted legislation requiring pharmaceutical and biotechnology companies to establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, and/or register their sales representatives, as well as to prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices. If and when we commercialize our products, all of our activities are potentially subject to federal and state consumer protection and unfair competition laws.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, imprisonment, exclusion of drugs from government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our business strategy operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, any of which could adversely affect our ability to operate our business and our financial results. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource consuming and can divert a company's attention from the business.

European Data Collection

We are subject to the Data Protection Directive, and the General Data Protection Regulation, or GDPR, which govern the collection and use of personal health data in or arising from the EU. This directive imposes several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The Data Protection Directive and GDPR also impose strict rules on the transfer of personal data out of the EU, to the U.S. Failure to comply with the requirements of the Data Protection Directive, the GDPR and the related national data protection laws of the EU Member States may result in substantial fines and other administrative penalties. We have incurred, and expect to continue to incur, compliance expenses in connection with the GDPR. If we are found to be in violation of the GDRP, our product development timeline may be affected, which would affect our ability to generate revenue and our competitive position.

Current and Future Legislation

In the U.S. and other jurisdictions, continued healthcare reform measures may result in more rigorous coverage criteria and additional downward pressure on the price that we, or any collaborators, may receive. Individual states in the U.S. have also been increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Regulations may also prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates.

Other Regulatory Requirements

Our operations use small amounts of hazardous materials in research and development and generate regulated medical waste in the normal course of performing our CELsignia tests. This subjects us to a variety of federal, state and local environmental and safety laws and regulations. Some of the regulations under the current regulatory structure provide for strict liability, holding a party potentially liable without regard to fault or negligence. We could be held liable for damages and fines as a result of our, or others', business operations should contamination of the environment or individual exposure to hazardous substances occur. We cannot predict how changes in laws or development of new regulations will affect our business operations or the cost of compliance.

Impact of Public Health Matters on our Business

As a result of the COVID-19 pandemic, we experienced delays in the enrollment of patients in certain CELsignia-related clinical trials. While the COVID-19 pandemic has significantly subsided, future outbreaks or variants of the virus or other public health disruptions may cause additional delays in our clinical trial work.

Corporate History

We were organized as a Minnesota limited liability company in 2011 and commenced operations in 2012. On September 15, 2017, we converted from a Minnesota limited liability company into a Delaware corporation and changed our name from Celcuity LLC to Celcuity Inc.

Employees and Labor Relations

As of December 31, 2023, we had 55 full-time employees, most of which were engaged in research and development activities. None of our employees are currently represented by a labor union or covered by a collective bargaining agreement and we believe that our relations with our employees are good. During 2023, our voluntary turnover rate was approximately 4%.

ITEM 1A. Risk Factors

Risk factors that could cause actual results to differ from our expectations and that could negatively impact our financial condition and results of operations are discussed below and elsewhere in this Annual Report. Additional risks and uncertainties not presently known to us or that are currently not believed to be significant to our business may also affect our actual results and could harm our business, financial condition and results of operations. If any of the risks or uncertainties described below or any additional risks and uncertainties actually occur, our business, results of operations and financial condition could be materially and adversely affected.

Risks Relating to Our Business

We have a limited operating history and we may never generate revenue or profit.

We are a clinical-stage biotechnology company that commenced activities in January 2012. We have a limited operating history, and our business plan has not been tested. Since inception, we have had no revenue and have incurred significant operating losses. We have financed our operations primarily through equity and debt offerings. To generate revenue and become and remain profitable, we need to successfully complete our existing clinical trials, cultivate partnerships with pharmaceutical companies, and develop and commercialize gedatolisib pursuant to our license agreement with Pfizer. We must also build operational and financial infrastructure to support commercial operations, train and manage employees, and market and sell our anticipated drug products and/or our CELsignia tests (as a companion diagnostic and/or as a stand-alone test).

We may never succeed in any of these activities and, even if we do, we may never generate revenue that is sufficient to achieve profitability. We expect to continue to incur significant expenses and operating losses for the foreseeable future, and the net losses we incur may fluctuate significantly from quarter to quarter. Our failure to become and remain profitable would decrease our value and could impair our ability to raise capital, maintain or expand our research and development efforts, expand our business, or continue our operations.

Our inability to raise additional capital on acceptable terms in the future may limit our ability to develop and commercialize our integrated therapeutic (Rx) and companion diagnostic (CDx) strategy.

We may require additional capital to finance capital expenditures and operating expenses over the next several years as we launch our integrated therapeutic and companion diagnostic strategy and expand our infrastructure, commercial operations and research and development activities. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of or eliminate one or more research and development programs or selling and marketing initiatives. In addition, we may have to work with a partner on one or more of our products or market development programs, which could lower the economic value of those programs to our company.

Future financing activities could dilute the percentage ownership of our stockholders and could cause our stock price to fall, or could result in operating or other restrictions.

We may seek to raise additional capital through equity offerings, debt financings, collaborations or licensing arrangements. Additional funding may not be available to us on acceptable terms, or at all. If we raise funds by issuing equity securities, it will result in dilution to current stockholders. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our existing securities. The incurrence of additional indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also include restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights, and other operating restrictions that could adversely affect our ability to conduct our business. In the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms.

We will be dependent on our ability to attract and retain key personnel.

Our operations will be materially dependent upon the services of our officers and key employees, including Brian F. Sullivan, our Chief Executive Officer, and Dr. Lance G. Laing, our Chief Science Officer. Successful implementation of our business plan will also require the services of other consultants and additional personnel. We cannot assure you that we will be able to attract and retain such persons as employees, independent contractors, consultants or otherwise. If we are not able to attract individuals with the skills required for our business, or if we lose the services of either Mr. Sullivan or Dr. Laing, we may be unable to successfully implement our business plan.

Risks Related to Our Product Strategy

Our near-term revenue prospects depend on the success of our initial drug product, gedatolisib. If we are unable to successfully complete clinical development of, obtain regulatory approval for or commercialize gedatolisib, or if we experience delays in doing so, our business will be materially harmed.

To date, we have not yet completed any registrational clinical trials or the development of our initial drug candidate, gedatolisib. Our future success and ability to generate revenue, which we do not expect will occur for several years, if ever, is dependent on our ability to successfully develop, obtain regulatory approval for and commercialize one or more products, and currently, our primary focus is to pursue approval and commercialization of gedatolisib for one or more intended uses. We may not have the financial resources to continue development of, or to modify existing or enter into new collaborations for, our current or future product candidates if we experience any issues that delay or prevent regulatory approval of, or our ability to commercialize, gedatolisib, including:

- our inability to demonstrate to the satisfaction of the FDA or comparable foreign regulatory authorities that gedatolisib is safe and effective;
- insufficiency of our financial and other resources to complete the necessary preclinical studies and clinical trials;
- negative or inconclusive results from our preclinical studies, clinical trials or the clinical trials of others for drug products similar to ours, leading to a decision or requirement to conduct additional preclinical studies or clinical trials or abandon a program;
- product-related adverse events experienced by subjects in our clinical trials or by individuals using drugs or therapeutic biologics similar to gedatolisib;
- delays in submitting applications, or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial or a suspension or termination of a clinical trial once commenced;
- conditions imposed by the FDA or comparable foreign regulatory authorities regarding the scope or design of our clinical trials;
- poor effectiveness of gedatolisib or companion therapeutics during clinical trials;
- better than expected performance of control arms, such as placebo groups, which could lead to negative or inconclusive results from our clinical trials;
- delays in enrolling subjects in clinical trials;
- high drop-out rates of subjects from clinical trials;
- inadequate supply or quality of drug products or other materials necessary for the conduct of our clinical trials;
- greater than anticipated clinical trial or manufacturing costs;
- unfavorable FDA or comparable regulatory authority inspection and review of a clinical trial site;
- failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;
- delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our therapies in particular; or
- varying interpretations of data by the FDA and comparable foreign regulatory authorities.

We were not involved in the early development of gedatolisib; therefore, we are dependent on third parties having accurately generated, collected, interpreted and reported data from certain preclinical and clinical trials of gedatolisib.

We had no involvement with or control over the initial preclinical and clinical development of gedatolisib. We are dependent on third parties having conducted their research and development in accordance with the applicable protocols and legal, regulatory and scientific standards; having accurately reported the results of all preclinical studies and clinical trials conducted with respect to such drug product; and having correctly collected and interpreted the data from these trials. If these activities were not compliant, accurate or correct, the clinical development, regulatory approval or commercialization of our drug product will be delayed and may be adversely affected.

As an organization, we have never successfully completed any registrational clinical trials, and we may be unable to do so for any drug candidates we may develop.

We will need to successfully complete registrational clinical trials in order to obtain the approval of the FDA or comparable foreign regulatory authorities to market our drug products. Carrying out clinical trials, including later-stage registrational clinical trials, is a complicated process. As an organization, we have not previously completed any registrational clinical trials. In order to do so, we will need to build and expand our clinical development and regulatory capabilities, and we may be unable to recruit and train qualified personnel. We also expect to continue to rely on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval of or commercialize any potential product candidates. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to submission and approval of our drug products. We may require more time and incur greater costs than our competitors and may not succeed in obtaining regulatory approval of any drug products that we develop. Failure to commence or complete, or delays in, our planned clinical trials, could prevent us from or delay us in commercializing our drug products.

The successful development of our products is highly uncertain.

Our business depends on the successful development of biopharmaceuticals, which is highly uncertain and is dependent on numerous factors, many of which are beyond our control. Product candidates that appear promising in the early phases of development may fail to reach the market for several reasons including, among other things, that clinical trial results may show the product candidates to be less effective than expected or to have unacceptable side effects or toxicities; we may fail to receive the necessary regulatory approvals or there may be a delay in receiving such approvals; or the proprietary rights of others and their competing products and technologies that may prevent our product candidates from being commercialized.

The length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly from one drug product to the next and from one country to the next and may be difficult to predict. We will incur significant research and development expenses before knowing whether our products are commercially viable, and may abandon development of a specific trial, or a product candidate, at any time for a variety of reasons. For example, we terminated the FACT-2 Trial for our CELsignia diagnostic test in the third quarter of 2023 in response to FDA approvals of new therapeutic options for certain patients that negatively impacted enrollment. If we expend resources on products that are ultimately not commercially viable, our timing for becoming profitable and our ability to invest in other products in our pipeline would be adversely affected.

In addition, if gedatolisib receives marketing approval for the intended uses that we are pursuing, we will continue to be subject to significant post-approval regulatory obligations. In addition, there is always the risk that we, a regulatory authority or a third party might identify previously unknown problems with a product post-approval, such as adverse events of unanticipated severity or frequency. Compliance with these requirements is costly, and any failure to comply or other issues with our drug products post-approval could adversely affect our business, financial condition and results of operations.

If we encounter difficulties enrolling patients in any of our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

The timely completion of clinical trials in accordance with their protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the trial until its conclusion. We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons, including:

- the patient eligibility and exclusion criteria defined in the protocol;
- the size of the patient population required for analysis of the clinical trial's primary endpoints;
- the proximity of patients to clinical trial sites;
- the design of the clinical trial;
- our ability to recruit clinical trial investigators with the appropriate competencies and experience, and the ability of these investigators to identify and enroll suitable patients;
- perception of the safety profile of our drug products;
- our ability to obtain and maintain patient consents; and
- the risk that patients enrolled in clinical trials will drop out of the trials before completion.

Delays in patient enrollment may result in increased costs or may affect the timing or outcome of our clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our product candidates.

Clinical development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

To obtain the requisite regulatory approvals to commercialize any drug products, we must demonstrate through extensive preclinical studies and clinical trials that such drug product is safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. We may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing.

Differences in trial design between early-stage clinical trials and later-stage clinical trials, which involve a greater number of patients and take years to complete, make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval of their products. Additionally, we are conducting and plan to conduct some open-label trials, where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in those trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a "patient bias" where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an "investigator bias" where those assessing and reviewing the outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. Where a randomized, placebo-controlled clinical trial is designed to allow enrolled subjects to cross-over to the treatment arm, there may be a risk of inadvertent unblinding of subjects prior to cross-over, which may limit the clinical meaningfulness of those data and may require the conduct of additional clinical trials. As such, the results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control.

Successful completion of clinical trials is a prerequisite to submitting a new drug application, or NDA, to the FDA and similar marketing applications to comparable foreign regulatory authorities for each drug product and, consequently, the ultimate approval and commercial marketing of any drug products. We may experience delays in initiating our Phase 3 clinical trial due to requests from the FDA for additional information, including additional nonclinical or clinical data, or for requests to amend the clinical trial protocol. Additional delays may be incurred once the Phase 3 clinical trial is initiated if it takes longer than expected to activate the targeted number of clinical sites, if the enrollment of patients is negatively affected by staffing shortages at clinical sites, or by other unanticipated factors, or if the FDA and other regulatory authorities require us to pause our Phase 3 clinical trial due to unexpected safety issues. We also may experience numerous unforeseen events during, or as a result of, any future clinical trials that we could conduct that could delay or prevent our ability to receive marketing approval or commercialize our current product candidates or any future product candidates.

Our costs will increase if we experience delays in clinical testing or marketing approvals. We do not know whether our clinical trials will begin or continue as planned, will need to be reassigned or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates and harming our business and results of operations. Any delays in our clinical development programs may harm our business, financial condition and results of operations significantly.

We face significant competition, and our operating results will suffer if we fail to compete effectively.

Our industry is characterized by intense competition and rapid innovation. Our competitors may be able to develop other compounds or drugs that are able to achieve similar or better results than our lead product candidate, gedatolisib. Our potential competitors include major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical and diagnostic companies, and universities and other research institutions. Many of our competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations and well-established sales forces.

Smaller or early-stage companies may also prove to be significant competitors, particularly as they develop novel approaches to treating disease indications that gedatolisib is also focused on treating. Established pharmaceutical companies may also invest heavily to accelerate discovery and development of novel therapeutics or to in-license novel therapeutics that could make the product candidates that we develop obsolete. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors.

Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors, either alone or with collaboration partners, may succeed in developing, acquiring or licensing on an exclusive basis products that are more effective, safer, more easily commercialized or less costly than our product candidates or may develop proprietary technologies or secure patent protection that we may need for the development of our technologies and products. We believe the key competitive factors that will affect the development and commercial success of our product candidates are efficacy, safety, tolerability, reliability, convenience of use, price, and reimbursement. With respect to our CELsignia platform, which is a novel approach to companion diagnostics, we will need to demonstrate compelling advantages on a cost-competitive basis, educate key opinion leaders, and successfully collaborate with partners in the discovery, development, and commercialization of our tests.

Even if we obtain regulatory approval of drug products, the availability and price of our competitors' products could limit the demand and the price we are able to charge for our product candidates. We may not be able to implement our business plan if the acceptance of our product candidates is inhibited by price competition or the reluctance of physicians to switch from existing methods of treatment to our product candidates, or if physicians switch to other new drug or biologic products or choose to reserve our product candidates for use in limited circumstances.

If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could face clinical trial delays; regulatory investigations or actions; litigation; fines and penalties, disruptions of our business operations; reputational harm; and other adverse consequences.

Cyberattacks, malicious internet-based activity, online and offline fraud, and other similar activities threaten the confidentiality, integrity, and availability of our sensitive information and information technology systems, and those of the third parties upon which we rely. We rely on contract research organizations, contract manufacturing organizations, distributors, supply chain resources, and other third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including, without limitation, on-site systems and cloud-based data centers, systems handling human resources, financial reporting and controls, customer relationship management, regulatory compliance, and other infrastructure operations. We also communicate sensitive data, including patient data, electronically, and through relationships with multiple third-party vendors and their subcontractors. These applications and data encompass a wide variety of sensitive information, including research and development information, patient data, commercial information, and business and financial information. Our ability to monitor these third parties' security practices is limited, and these third parties may not have adequate security measures in place. If we or any of our third-party service providers experience a security incident or other interruption, we could experience adverse consequences. We cannot guarantee that third parties and infrastructure in our supply chain or our third-party partners' supply chains have not been compromised or that they do not contain exploitable defects or bugs that could result in a breach of or disruption to our information technology systems or the third-party information technology systems that support us and our services.

Cybersecurity threats are becoming increasingly difficult to detect, and come from a variety of sources, including without limitation nation-state actors and activists that create disruption for geopolitical reasons and in conjunction with military conflicts and defense activities. This risk is heightened during times of war and other major conflicts, including the war between Russia and Ukraine, the state of war between Israel and Hamas and the risk of a larger regional conflict. In addition, we and the third parties upon which we rely face an evolving cybersecurity threat landscape, which includes social-engineering attacks (including through deep fakes, which may be increasingly more difficult to identify as fake, and phishing attacks), malicious code (such as viruses and worms), malware (including as a result of advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, attacks enhanced or facilitated by artificial intelligence ("AI"), software or hardware failures, loss of data or other information technology assets, adware, telecommunications failures, natural disasters, terrorism, and other similar threats. Many of our employees and contractors are working remotely at least part of the time. Remote work involves risks to our information technology systems and data, as individuals utilize network connections, computers and devices outside our premises or network, including working at home, while in transit and in public locations.

Ransomware attacks also continue to increase in prevalence and severity and can lead to significant interruptions in our operations, ability to provide our services, loss of data and income, reputational harm, and diversion of funds. Extortion payments may alleviate the negative impact of a ransomware attack, but we may be unwilling or unable to make such payments due to, for example, applicable laws or regulations prohibiting such payments.

While we take steps designed to identify, prevent, assess and mitigate vulnerabilities in our information systems and to mitigate related third-party risks, there can be no assurance that we will be able to detect and remediate all such vulnerabilities, including on a timely basis. The threats and techniques used to exploit the vulnerability change frequently and are often sophisticated in nature. Therefore, we (or third parties on whom we rely) may be unable to detect a vulnerability until after a security incident has occurred. Further, we or third parties on which we rely may face downtime as a result of adopting new information technology systems that are designed to enhance compliance or reduce vulnerabilities.

A security incident or other interruption could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to our sensitive information or our information technology systems, or those of the third parties upon whom we rely. This could disrupt our clinical trials, damage our reputation, and negatively affect our ability to conduct our business in the ordinary course, including our ability to collect, process, and prepare company financial information, provide information and educational materials through our website, and manage the administrative aspects of our business.

We may expend significant resources or modify our business activities (including our clinical trial activities) to try to protect against security incidents. Additionally, certain data privacy and security obligations may require us to implement and maintain certain measures to protect our information technology systems and sensitive information and to notify relevant stakeholders, including affected individuals, regulatory authorities and our stockholders, of certain security incidents. The disclosure decisions are complex, may take time to determine, and may be subject to change as an investigation progresses. Providing disclosure may be costly, and the failure to comply with such requirements could also lead to adverse consequences. If we (or a third party upon whom we rely) experience a security incident or are perceived to have experienced a security incident, we may face government enforcement actions (for example, investigations, fines, penalties, audits, and inspections); additional reporting requirements and/or oversight; restrictions on processing sensitive information (including personal information); litigation (including class claims) and mass arbitration; indemnification obligations; negative publicity; reputational harm; monetary fund diversions; interruptions in our operations (including availability of data); financial loss; and other similar harms. Accordingly, security incidents and attendant consequences may damage our financial position and negatively impact our ability to grow and operate our business.

Further, if the information technology systems of the third parties upon which we rely become subject to security incidents, we may have insufficient recourse against such third parties, and we may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring. There can be no assurance that limitations of liability in our third-party contracts are sufficient to protect us from liabilities, damages, or claims related to our data privacy and security obligations. We cannot be sure that our insurance coverage will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our data privacy and security practices. Additionally, we cannot be sure that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay future claims.

In addition to experiencing a security incident, third parties may gather, collect, or infer sensitive information about us from public sources, data brokers, or other means that reveals competitively sensitive details about our organization and could be used to undermine our competitive advantage or market position. Additionally, our sensitive information could be leaked, disclosed, or revealed as a result of or in connection with our employee's, personnel's, or vendor's use of generative AI technologies.

Public health matters may materially and adversely impact our business, including ongoing clinical trials.

The outbreak of COVID-19 and government measures taken in response demonstrated that public health matters have a significant impact on the global economy, with healthcare systems particularly affected. As a result of the COVID-19 outbreak and related public health measures, we experienced delays in the enrollment of patients in certain CELsignia-related clinical trials. Future outbreaks or variants of the virus, or the emergence of other pandemics or public health disruptions, could materially and adversely impact our clinical trials, business, financial condition and results of operations. Potential disruptions include but are not limited to:

- delays or difficulties in enrolling patients in clinical trials and obtaining the results of completed clinical trials;
- increased rates of patients withdrawing from clinical trials following enrollment as a result of quarantine or public health concerns;
- diversion of healthcare resources away from the conduct of clinical trials;
- delays in prospective clinical trial collaborations with pharmaceutical companies and sponsors;

- interruption or delays in the operations of the FDA or other regulatory authorities, which may impact review and approval timelines;
- limitations on our ability to recruit and hire key personnel due to our inability to meet with candidates because of travel restrictions; and
- limitations on employee resources that would otherwise be focused on the conduct of clinical trials and research as a result of focus on health matters and loss of productivity from remote work.

Risks Related to Product Development and Product Regulation

If we are unable to obtain approval from the FDA or comparable foreign regulatory authorities to market our products for their intended use, we will not be able to generate revenue. For a new drug to be approved for marketing, the FDA and other regulatory authorities must determine that the drug is safe and effective. Because all drugs can have adverse effects, the data from our Phase 3 clinical study must demonstrate to the satisfaction of the FDA and other health authorities that the benefits of gedatolisib in combination with palbociclib and fulvestrant, or gedatolisib in combination with fulvestrant, outweigh its risks. Failure to demonstrate sufficient magnitude of benefit, even if the benefit is found to be statistically significant, may not support regulatory approval.

The marketability of our products, particularly gedatolisib, depends on securing approval from the FDA and equivalent foreign regulatory bodies. This requires rigorous pre-clinical and clinical studies, including Phase 3 clinical trials for each intended use, that the benefits of the therapy outweigh its risks. Failure to demonstrate sufficient magnitude of benefit, even if the benefit is found to be statistically significant, may not support regulatory approval. Satisfaction of the FDA's regulatory requirements typically takes many years and requires substantial resources for research, development and testing.

If a drug meets its primary efficacy endpoint objective in a Phase 3 clinical trial, and the drug sponsor has additional nonclinical and clinical data required by the FDA or other regulatory authorities, the drug sponsor may submit an NDA seeking marketing approval. Upon submission of an NDA, these health authorities perform a benefit-risk assessment that considers the strength and quality of evidence available and takes remaining uncertainties into account. These considerations include an assessment of the strengths and limitations of clinical trials, including design, and potential implications for assessing drug efficacy, the magnitude of benefit and interpretation of clinical importance, the benefit attributed to the drug when studied in combination with other therapies, and the clinical relevance of the study endpoints. We are currently conducting a Phase 3 clinical trial, VIKTORIA-1, evaluating gedatolisib in combination with fulvestrant with or without palbociclib, in patients with HR+/HER2- advanced breast cancer after progression on CDK4/6 therapy, and a Phase 1b/2 clinical trial, CELC-G-201, evaluating gedatolisib in combination with darolutamide in patients with metastatic castration resistant prostate cancer.

We have sought feedback from the FDA and other regulatory authorities on the design of gedatolisib clinical trials, with the goal of addressing these considerations in the clinical trials' design. However, due to the complexity of clinical trials, the uncertainty of outcomes, and the uncertainty of how the FDA and other regulatory authorities may balance benefits and risks in their review of an NDA, it may not be practical or possible to address all benefit-risk assessment considerations in a clinical trial so that sufficient evidence is generated to support a marketing approval, even if the primary endpoint objective is achieved in the Phase 3 stage of the trial. The FDA or other regulatory authorities may require us to redesign or conduct additional unplanned clinical trials before granting any approval and we may not get approval at all. Regulatory approval may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. We cannot predict whether our research and clinical approaches will result in a drug that the FDA considers safe for humans and effective for indicated uses.

The results from clinical trials that we conduct may not support approval of gedatolisib, and the results of clinical trials of other pharmaceutical collaborators may not support use of our CELsignia platform as a companion diagnostic or standalone testing tool. In addition, we may be unable to execute on our intention of using our CELsignia PI3K Activity Test in evaluating tumors in certain of our gedatolisib clinical trials.

If regulatory approvals are delayed or not obtained, especially with respect to gedatolisib, it will negatively impact our ability to commercialize our products and generate revenue and may diminish any competitive advantages that we may otherwise enjoy. If we are required to conduct additional clinical trials or other testing of gedatolisib beyond those that we currently contemplate, if we are unable to successfully complete clinical trials or other testing of gedatolisib, or if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

- be delayed in obtaining marketing approval or not obtain marketing approval at all;
- obtain approval for indications or patient populations that are not as broad as intended or desired;

- obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;
- be subject to changes in the way our products are administered;
- be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;
- have regulatory authorities withdraw, or suspend, their approval of the product or impose restrictions on its distribution in the form of the FDA's Risk Evaluation and Mitigation Strategies program("REMS") or through modification to an existing REMS;
- be sued; or
- experience damage to our reputation.

Breakthrough Therapy Designation or Fast Track Designation from the FDA may not actually lead to a faster development or regulatory review or approval process.

If a drug is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for Fast Track Designation. The designation offers the opportunity for frequent interactions with the FDA to discuss the drug's development plan and to ensure collection of appropriate data needed to support drug approval, as well as eligibility for submission of a New Drug Application.

In addition, a drug may receive Breakthrough Therapy Designation if it is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The benefits of Breakthrough Therapy Designation include more intensive guidance from the FDA on an efficient development program, access to a scientific liaison to help accelerate review time, and potential eligibility for priority review if relevant criteria are met. This designation can expedite the development and regulatory review of an investigational medicine that is intended to treat a serious or life-threatening condition.

Both Fast Track and Breakthrough Therapy Designations are within the discretion of the FDA. While the FDA has granted both designations to our lead drug candidate, gedatolisib, such designations may not result in a faster development process, review or approval compared to products considered for approval under conventional FDA procedures, and neither designation assures ultimate approval by the FDA. In addition, the FDA may later decide that the product no longer meets the qualification conditions and may rescind either or both such designations.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, a comparable foreign regulatory authority must also approve the manufacturing, marketing and promotion of the product candidate in those countries.

Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the U.S., including additional preclinical studies or clinical trials, as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the U.S., a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Even if we receive initial regulatory approvals, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

If any of our product candidates are approved, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of post-marketing studies and submission of safety, efficacy and other post-marketing information, including both federal and state requirements in the U.S. and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with requirements for any clinical trials that we conduct post-approval.

Manufacturers and manufacturers' facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. Certain endpoint data we hope to include in any approved product labeling also may not make it into such labeling, including exploratory or secondary endpoint data such as patient-reported outcome measures. The FDA may impose consent decrees or withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-marketing studies or clinical trials to assess new safety risks or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;
- fines, warning letters or holds on clinical trials;
- refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of license approvals;
- product seizure or detention or refusal to permit the import or export of our product candidates; and
- injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

Our success with CELsignia is heavily dependent on the success of our first CELsignia trials and on finding appropriate pharmaceutical company partners.

The success of our CELsignia tests depends on our ability to attract pharmaceutical company partnerships that provide revenue from the sale of CELsignia tests during clinical trials, from milestone payments during clinical trials, from sales of our CELsignia tests as companion diagnostics or stand-alone tests thereafter, and, potentially, from royalties on the incremental drug revenues our tests enable. Our ability to obtain such partnerships and generate such revenue depends in part on the ability of our first CELsignia tests to demonstrate the potential incremental opportunity available for pharmaceutical companies, as well as our ability to establish strategic partnerships or other arrangements with suitable pharmaceutical companies.

Phase 2 trials are underway to evaluate the efficacy and safety of these therapies in CELsignia selected patients. We do not expect to receive final results from our FACT-1 trial until the first half of 2025. The FACT-2 trial, which was evaluating patients with early-stage triple negative breast cancer, was terminated in the third quarter of 2023. This decision was made in response to recent FDA approvals of new therapeutic options for patients with early-stage triple negative breast cancer. The availability of these new therapeutic options negatively impacted enrollment, which led us to conclude that the study was no longer feasible.

Success of the clinical trials using the CELsignia HER2 Pathway Activity Test or CELsignia Multi-Pathway Activity Test will depend on many factors, such as successfully enrolling patients, meeting trial endpoint goals, and completing the trial in a timely manner. Our ability to complete the trial could be delayed or prevented for several reasons that are out of our control, such as the FDA withdrawing its authorization and approval to perform the study, NSABP, MD Anderson Cancer Center, or University of Rochester determining that the human and/or toxicology test results do not support continuing the trial, or participants having adverse reactions or side-effects to the drugs administered in the study.

If we are unable to demonstrate that the CELsignia HER2 Pathway Activity Test or CELsignia Multi-Pathway Activity Test is suitable as a companion diagnostic for the targeted therapy, we will likely not be able to generate future revenue from our CELsignia HER2 Pathway Activity Test or CELsignia Multi-Pathway Activity test and may not be able to attract other pharmaceutical companies to partner with us for the development and commercialization of other CELsignia tests. Further, potential pharmaceutical company partners may delay negotiating development agreements until results of the first clinical trial using our CELsignia HER2 Pathway Activity Test trial are available. Even if the ultimate outcome of the first clinical trial using a CELsignia HER2 Pathway Activity Test trial is positive, any delays could materially and adversely affect our business.

If the FDA were to begin regulating our tests, we could incur substantial costs and delays associated with trying to obtain premarket clearance or approval.

Most laboratory developed tests ("LDTs") are not currently subject to FDA regulation, although reagents, instruments, software or components provided by third parties and used to perform LDTs may be subject to regulation. We believe that the CELsignia tests are LDTs, which is a term that describes tests that are designed and performed within a single laboratory. As a result, we believe the CELsignia tests are not currently subject to regulation by the FDA in accordance with the FDA's current policy of exercising enforcement discretion regarding LDTs.

It is not clear when or if the FDA will seek to alter the current LDT regulatory framework in the future. We cannot provide any assurance that FDA regulation, including premarket review, will not be required in the future for our tests, whether through additional guidance issued by the FDA, new enforcement policies adopted by the FDA or new legislation enacted by Congress. We cannot predict with certainty the timing or content of future legislation enacted or guidance issued regarding LDTs, or how it will affect our business.

If premarket review is required by the FDA at a future date or if we decide to voluntarily pursue FDA premarket review of our CELsignia tests, there can be no assurance that our CELsignia tests or any tests we may develop in the future will be cleared or approved by the FDA on a timely basis, if at all, nor can there be assurance that labeling claims will be consistent with our current claims or adequate to support continued adoption of and reimbursement for our CELsignia tests. Compliance with FDA regulations would increase the cost of conducting our business and subject us to heightened regulation and scrutiny by the FDA and penalties for failure to comply with these requirements.

If we fail to obtain required federal and state laboratory licenses, we could lose the ability to perform our tests.

Clinical laboratory tests, including our CELsignia tests, are regulated under CLIA. CLIA is a federal law that regulates clinical laboratories that perform testing on specimens derived from humans for the purpose of providing information for the diagnosis, prevention or treatment of disease. CLIA regulations mandate specific standards for laboratories in the areas of personnel qualifications, administration, and participation in proficiency testing, patient test management and quality assurance. CLIA certification is also required in order for us to be eligible to bill state and federal healthcare programs, as well as many private third-party payers, for any tests we launch. We will also be required to maintain state licenses in certain states to conduct testing in our laboratories. While we currently have CLIA certification for our Minnesota laboratory, failure to maintain this certification would adversely affect our ability to launch our CELsignia tests.

Risks Related to Intellectual Property

We depend on intellectual property licensed from third parties, including from Pfizer for our lead product candidate, and termination of this license could result in the loss of significant rights, which would harm our business.

We are dependent on patents, know-how and proprietary technology, both our own and licensed from others. All patents covering gedatolisib and any combination therapies using our product candidates are licensed from third parties. Any termination of a product license could result in the loss of significant rights and would cause material adverse harm to our ability to commercialize our product candidates.

Disputes may also arise between us and our licensors regarding intellectual property subject to a license agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;
- whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
- our right to sublicense patent and other rights to third parties under collaborative development relationships;
- our diligence obligations with respect to the use of licensed technology in relation to our development and commercialization of our product candidates and what activities satisfy those diligence obligations; and
- the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

We are generally also subject to all of the same risks with respect to protection of intellectual property that we own, as we are for intellectual property that we license. If we or our licensors fail to adequately protect this intellectual property, our ability to commercialize products could materially suffer.

If we fail to comply with our obligations under our patent license with Pfizer, we could lose license rights that are important to our business.

We are a party to a license agreement with Pfizer pursuant to which we in-license key patents for gedatolisib. This license imposes various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, Pfizer may have the right to terminate the license, in which event we would not be able to develop or market the products covered by such licensed intellectual property. We may have limited control over the maintenance and prosecution of these in-licensed rights, activities or any other intellectual property that may be related to our in-licensed intellectual property. For example, we cannot be certain that such activities by these licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. We have limited control over the manner in which our licensors initiate an infringement proceeding against a third-party infringer of the intellectual property rights, or defend certain of the intellectual property that is licensed to us. It is possible that the licensors' infringement proceeding or defense activities may be less vigorous than had we conducted them ourselves.

We may not be successful in obtaining or maintaining necessary rights to develop any future product candidates on acceptable terms.

Our clinical trials and other programs currently, and may in the future, involve additional product candidates that require the use of, or reliance on, proprietary rights held by third parties. Accordingly, the growth of our business depends in part on our ability to acquire, in-license or use these proprietary rights. We may be unable to acquire or in-license any compositions, methods of use, processes or other third-party intellectual property rights from third parties that we identify as necessary or important to our business operations. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all, which could harm our business. We may need to cease use of the compositions or methods covered by such third-party intellectual property rights, and may need to seek to develop alternative approaches that do not infringe on such intellectual property rights which may entail additional costs and development delays, even if we were able to develop such alternatives, which may not be feasible. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

The licensing and acquisition of third-party intellectual property rights is a competitive area, and companies that may be more established or have greater resources than we do may also be pursuing strategies to license or acquire third-party intellectual property rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. There can be no assurance that we will be able to successfully complete such negotiations and ultimately acquire the rights to the intellectual property surrounding the additional product candidates that we may seek to acquire.

If we are not able to prevent disclosure of our trade secrets and other proprietary information, the value of our products could be significantly diminished.

We rely on trade secret protection to protect our interests in proprietary know-how and in processes for which patents are difficult to obtain or enforce. We may not be able to protect our trade secrets adequately. We have a policy of requiring our consultants, advisors and strategic partners to enter into confidentiality agreements and our employees to enter into invention, non-disclosure and non-compete agreements. However, no assurance can be given that we have entered into appropriate agreements with all parties that have had access to our trade secrets, know-how or other proprietary information. There is also no assurance that such agreements will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of information. Furthermore, we cannot provide assurance that any of our employees, consultants, contract personnel, or strategic partners, either accidentally or through willful misconduct, will not cause serious damage to our programs and/or our strategy, for example by disclosing important trade secrets, know-how or proprietary information to our competitors. It is also possible that our trade secrets, know-how or other proprietary information could be obtained by third parties as a result of breaches of our physical or electronic security systems. Any disclosure of confidential data into the public domain or to third parties could allow our competitors to learn our trade secrets and use the information in competition against us. In addition, others may independently discover our trade secrets and proprietary information. Any action to enforce our rights is likely to be time consuming and expensive, and may ultimately be unsuccessful, or may result in a remedy that is not commercially valuable. These risks are accentuated in foreign countries where laws or law enforcement practices may not protect proprietary rights as fully as in the United States. Any unauthorized disclosure of our trade secrets or proprietary information could harm our competitive position.

We may be subject to claims by employees claiming ownership of what we regard as our own intellectual property.

While it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property. If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management.

If we are unable to obtain and maintain intellectual property protection for our CELsignia technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize technology and diagnostic tests similar or identical to ours, and our ability to successfully commercialize our technology and diagnostic tests may be impaired.

We have applied for patents that protect our CELsignia technology and our patent portfolio currently includes seven issued U.S. patents and more than 30 issued international patents. We cannot ensure that our intellectual property position will not be challenged or that all patents for which we have applied will be granted. We cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

The patent prosecution process is expensive and time-consuming, and we may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner, or in all jurisdictions. We may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions, and under the laws of certain jurisdictions, patents or other intellectual property rights may be unavailable or limited in scope. Additionally, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. There also may be patent reforms in foreign jurisdictions that could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents in those jurisdictions. It is also possible that we will fail to identify patentable aspects of our discovery and nonclinical development output before it is too late to obtain patent protection.

As a result of these factors, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued that protect our technology or CELsignia tests, in whole or in part, or which effectively prevent others from commercializing competitive technologies and diagnostic tests. Moreover, given the amount of time required for the development, testing and regulatory review of new diagnostic tests, patents protecting such tests might expire before or shortly after such candidates are commercialized. As a result, our owned patent portfolio may not provide us with sufficient rights to exclude others from commercializing diagnostic tests similar or identical to ours.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

The commercial success of our products depends upon our ability to use proprietary technologies without infringing the proprietary rights of third parties. There is considerable intellectual property litigation in the medical technology, biotechnology and pharmaceutical industries. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products. Additionally, because current and future employees may have been previously employed at universities or other biotechnology, diagnostic technology or pharmaceutical companies, including our competitors or potential competitors and strategic partners, third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, or they may allege that our employees or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee's former employer. Litigation may be necessary to defend against these claims.

Patent litigation could result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and product candidates, or limit the duration of the patent protection of our technology and potential diagnostic tests. If we are found to infringe a third party's intellectual property rights, we could be required to obtain additional licenses from such third party to continue developing and marketing our applicable products. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. We could be forced, including by court order, to cease commercializing the infringing technology or product.

In addition, we could be found liable for monetary damages, including treble damages and attorneys' fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our products or force us to cease some of our business operations, which could materially harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

Any lawsuits relating to infringement of intellectual property rights necessary to defend ourselves or enforce our rights will be costly and time consuming and could be unsuccessful.

Because competition in our industry is intense, competitors may infringe or otherwise violate our issued patents, patents of our licensors or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming, and could distract our technical and management personnel from their normal responsibilities. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents. In addition, in a patent infringement proceeding, a court may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. We may also elect to enter into license agreements in order to settle patent infringement claims or to resolve disputes prior to litigation, and any such license agreements may require us to pay royalties and other fees that could be significant. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure.

Risks Related to Our Reliance on Third Parties

We rely on third parties to conduct certain aspects of our preclinical studies and clinical trials. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, we may not be able to obtain regulatory approval for, or commercialize, any potential product candidates.

We depend upon third parties to execute our operational plans and to conduct certain aspects of our preclinical studies. Additionally, we depend on third parties, including independent investigators, to conduct our clinical trials, under agreements with universities, medical institutions, contract research organizations, or CROs, strategic partners and others. Our reliance on third parties may affect our development timelines and increase our costs.

We have limited control over third-party clinical investigators and limited visibility into their day-to-day activities, including with respect to their compliance with the approved clinical protocol. Nevertheless, we are responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal and regulatory requirements and scientific standards. We and these third parties are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA and comparable foreign regulatory authorities for product candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of clinical trial sponsors, clinical investigators and clinical trial sites. If we or any of these third parties fail to comply with applicable GCP requirements, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to suspend or terminate these trials or perform additional preclinical studies or clinical trials before approving our marketing applications. Moreover, our business may be adversely affected if any of these third parties violates federal or state fraud and abuse or false claims laws and regulations or healthcare privacy and security laws.

Any third parties conducting aspects of our preclinical studies or our clinical trials will not be our employees and, except for remedies that may be available to us under our agreements with such third parties, we cannot control whether or not they devote sufficient time and resources to our preclinical studies and clinical programs. These third parties may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other product development activities, which could affect their performance on our behalf. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the preclinical or clinical data they obtain is compromised due to the failure to adhere to our protocols or regulatory requirements or for other reasons, our development timelines, including clinical development timelines, may be extended, delayed or terminated and we may not be able to complete development of, obtain regulatory approval of or successfully commercialize our product candidates. As a result, our financial results and the commercial prospects for our product candidates would be harmed, our costs could increase and our ability to generate revenue could be delayed or precluded entirely.

Our reliance on third parties to formulate and manufacture our drug product will expose us to risks that may delay the development, regulatory approval and commercialization of our drug product or result in higher product costs.

We have no direct experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. Instead, we will contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies for our clinical trials. If our drug product receives FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Similarly, we rely on instrument and reagent suppliers in connection with our CELsignia tests.

Our anticipated future reliance on a limited number of third-party manufacturers exposes us to risks that, among other things, we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor; our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical and/or commercial needs, if any; our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products; and our contract manufacturers may fail to comply with good manufacturing practice and other government regulations and corresponding foreign standards. Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA, or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

The pharmaceutical companies that we partner with for our CELsignia tests may not be successful in receiving regulatory approval for drug indications or may not commercialize their companion therapies for our expected companion diagnostic programs.

There can be no assurances that our pharmaceutical partners for our CELsignia tests will be able to obtain regulatory approval for new indications to treat applicable patient populations or otherwise be successful in commercializing their therapies. Among other risks, our pharmaceutical companies we partner with may not meet clinical trial endpoint targets, may encounter regulatory or production delays, may not pursue commercialization of companion therapeutics, or may terminate their relationship with us. Any of these factors could adversely affect our commercialization strategy for our CELsignia platform, as well as our business, results of operations and financial condition.

We may not be successful in finding pharmaceutical company partners or negotiating favorable terms for continuing development of additional CELsignia tests.

Many of the potential partners for CELsignia are global, multi-billion-dollar pharmaceutical companies with sophisticated research and development organizations and multiple priorities. We may not be successful in our efforts to establish such a strategic partnership or other alternative arrangements for our CELsignia tests because, among other things, our research and development pipeline may be insufficient, such tests may be deemed to be at too early of a stage of development for collaborative effort, or third parties may not view such tests as having the requisite potential to demonstrate efficacy. In addition, we may be restricted under collaboration agreements from entering into future agreements with other partners. Even if we are able to find suitable partners, we may not be successful in negotiating development agreements with such partners that provide revenue from the sale of our CELsignia tests, from milestone payments, and/or from royalties on the incremental drug revenues that our tests enable. If we are unable to reach agreements with suitable strategic partners on a timely basis, on acceptable terms or at all, we may have to curtail the development of additional CELsignia tests, our expected revenue opportunities may be significantly smaller than expected and our business opportunities may be negatively impacted.

Performance issues or price increases by our shipping carriers could adversely affect our business, results of operations and financial condition, and harm our reputation and ability to provide our products on a timely basis.

Expedited, reliable shipping is essential to our operations. Should our shipping carriers encounter delivery performance issues such as loss, damage or destruction of a sample, such occurrences may damage our reputation and lead to decreased demand for our services and increased cost and expense to our business. In addition, any significant increase in shipping rates could adversely affect our operating margins and results of operations. Similarly, strikes, severe weather, natural disasters or other service interruptions by delivery services we use would adversely affect our ability to receive and process patient samples on a timely basis. There are only a few providers of overnight nationwide transport services, and there can be no assurance that we will be able to maintain arrangements with providers on acceptable terms, if at all.

Risks Related to Commercializing Our Products

Even if our products achieve positive clinical trial results and requisite approvals, they may fail to achieve the degree of market acceptance by physicians, patients, third-party payors and others in the medical community necessary for commercial success.

If any product we develop achieves positive clinical trial results and receives marketing approval, whether on a standalone basis or in combination with other therapies, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third-party payors and others in the medical community. For example, existing drug therapies may be viewed as more reliable than gedatolisib, or physicians may continue to rely on conventional genomic- or proteomic-based analyses to diagnose cancer and prescribe cancer medications, versus adopting the use of a CELsignia test. If the product candidates we develop do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of any product candidate, if approved for commercial sale, will depend on a number of factors, including:

- efficacy and potential advantages compared to alternatives;
- the ability to offer our products, if approved, for sale at competitive prices;
- convenience and ease of administration compared to other treatments;
- the willingness of the target patient population to try new therapies or diagnostics and of physicians to prescribe or initiate these therapies or diagnostics;
- the strength of marketing and distribution support;

- the ability to obtain sufficient third-party coverage, market access and adequate reimbursement;
- the prevalence and severity of any side effects;
- for CELsignia, our ability to partner with pharmaceutical companies to develop companion diagnostic programs for the new cancer sub-types we discover.

If our products do not achieve an adequate level of acceptance, we may never generate significant product revenues and we may not become profitable.

If we commercialize any product candidates, we will be subject to U.S. and foreign governmental regulations as well as private payor policies that mandate price controls or limitations on patient access to our products or establish prices paid by government entities or programs for our products. Our business, and our future results could be adversely affected by changes in such regulations.

Even if we or our partners are successful in obtaining marketing approval, commercial success of any approved products will also depend in large part on the availability of insurance coverage and adequate reimbursement from third-party payors, including government payors such as the Medicare and Medicaid programs and managed care organizations in the U.S. or country specific governmental organizations in foreign countries. Government and private payors routinely seek to manage utilization and control costs, and there is considerable public and government scrutiny of pharmaceutical and diagnostic pricing. Efforts by states and the federal governments to regulate prices or payment for pharmaceutical products, including proposed actions to facilitate drug importation, limit reimbursement to lower international reference prices, require deep discounts, and require manufacturers to report and make public price increases and sometimes provide a written justification for such price increases, could adversely affect our business if implemented.

Availability of reimbursement may be affected by existing and future healthcare reform measures designed to reduce the cost of healthcare, including the Inflation Reduction Act, which requires manufacturers of certain drugs to engage in price negotiations with Medicare, imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation, and replaces the Part D coverage gap discount program with a new discounting program. Some states have implemented, and others are considering implementing, patient access constraints or cost cutting under the Medicaid program, and some are considering measures that would apply to broader segments of their populations that are not Medicaid-eligible. State legislatures also have continued to focus on addressing drug costs, generally by increasing price transparency or limiting drug price increases.

Third-party payors also could require us to conduct additional studies, including post-marketing studies related to the cost effectiveness of a product and appropriateness for specific patient populations, to qualify for reimbursement, which could be costly and divert our resources. If government and other healthcare payors do not provide coverage and adequate reimbursement for our products once approved, market acceptance and commercial success would be reduced. Even if coverage is provided, the approved reimbursement amount may not be high enough to support pricing that results in a sufficient return on our research and development investment.

We expect pricing pressures will continue globally. U.S. and foreign governmental regulations that mandate price controls or limitations on patient access to our products or establish prices paid by government entities or programs for our products could impact our business, and our future results could be adversely affected by changes in such regulations or policies.

We may encounter difficulties in scaling production, commercializing, marketing and distributing our products, including in hiring and retaining a qualified sales force.

In order to commercialize any of our products, we must build production, marketing, sales, managerial and other non-technical capabilities or make arrangements with third parties to perform these services, and we may not be successful in doing so. Our beliefs that our products will be commercially viable have not been tested. These activities will be expensive and time consuming and will require significant attention of our executive officers to manage. There are risks involved in establishing our own sales and marketing capabilities, as well as with entering into arrangements with third parties to perform these services.

In particular, there is intense competition for qualified sales personnel and our inability to hire or retain an adequate number of sales representatives could limit our ability to maintain or expand our business and increase sales. Furthermore, there is no guarantee that the market opportunity for gedatolisib will be as significant as we expect or exist at all, or that any new drug indications will require our CELsignia tests as a companion diagnostic, or that any pharmaceutical company will effectively coordinate sales and marketing activities with us for our CELsignia tests. If we are unable to successfully commercialize our products, or if we are delayed in doing so, including if we are unable to develop our marketing and sales networks or if our sales personnel do not perform as expected, we may never generate any revenue and our business may fail.

Our business, operational and financial goals may not be attainable if the market opportunities for our products are smaller than we expect. Our internal research and estimates on market opportunities have not been verified by independent sources, and we have not independently verified market and industry data from third parties that we have relied on.

The total market opportunities that we believe exist are based on a variety of assumptions and estimates, including the size of the addressable patient population in applicable jurisdictions, the penetration of other drugs in these markets, the number of potential companion diagnostic programs we will be able to successfully pursue, the amount of potential milestone payments that we could receive in companion diagnostic programs, the number of patients we will test in clinical trials, the price we will be able to charge for our products and the total annual number of cancer patients with undiagnosed abnormal cell signaling. In addition, we have relied on third-party publications, research, surveys and studies for information related to determining market opportunities, including without limitation, information on the number of cancer patients and those receiving various forms of treatment, the cost of drug therapy, the amount of revenue generated from various types of drug therapy, the objective response rates of drug therapies, the number of deaths caused by cancer and the expected growth in cancer drug therapy and diagnostic markets. Our internal research and estimates on market opportunities have not been verified by independent sources, and we have not independently verified market and industry data from third parties that we have relied on. Any or all of our assumptions and/or estimates may prove to be incorrect for several reasons, such as inaccurate reports or information that we have relied on, potential patients or providers not being amenable to using our products or such patients becoming difficult to identify and access, limited reimbursement for our products, pricing pressure due to availability of alternative drugs or diagnostic tests, or an inability of the CELsignia tests' companion drugs to obtain the necessary regulatory approvals for new indications. If any or all of our assumptions and estimates prove inaccurate, we may not attain our business, operational and financial goals.

If our sole laboratory facility becomes inoperable, we will be unable to perform our CELsignia tests and our business will be harmed.

We do not have redundant laboratory facilities. We perform all of our diagnostic services in our laboratory located in Minneapolis, Minnesota. Our facility and the equipment we use to perform our tests would be costly to replace and could require substantial lead time to repair or replace. The facility may be harmed or rendered inoperable by physical damage from fire, floods, tornadoes, power loss, telecommunications failures, break-ins and similar events, which may render it difficult or impossible for us to perform our tests for some period of time. The inability to perform our tests may result in the loss of customers or harm our reputation, and we may be unable to regain those customers in the future. Although we possess insurance for damage to our property and the disruption of our business, this insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all.

In order to rely on a third party to perform our tests, we could only use another facility with established state licensure and CLIA accreditation under the scope of which our potential CELsignia tests could be performed following validation and other required procedures. We cannot assure you that we would be able to find another CLIA-certified facility willing to adopt CELsignia tests and comply with the required procedures, or that this laboratory would be willing to perform the tests for us on commercially reasonable terms.

Other Risks Related to Government Regulation for Our Business

Failure to comply with the HIPAA security and privacy regulations may increase our operational costs.

A portion of the data that we obtain and handle for or on behalf of our clients is considered protected health information, or PHI, subject to HIPAA. Under HIPAA and our contractual agreements with our HIPAA-covered entity health plan customers, we may be considered a "business associate" to those customers and are required to maintain the privacy and security of PHI in accordance with HIPAA and the terms of our business associate agreements with our clients, including by implementing HIPAA-required administrative, technical and physical safeguards. We are also required to maintain similar business associate agreements with our subcontractors that have access to PHI of our customers in rendering services to us or on our behalf. We will incur significant costs to establish and maintain these safeguards and, if additional safeguards are required to comply with HIPAA regulations or our clients' requirements, our costs could increase further, which would negatively affect our operating results. Furthermore, we cannot guarantee that such safeguards have been and will continue to be adequate under applicable laws. If we have failed, or fail in the future, to maintain adequate safeguards, or we or our agents or subcontractors use or disclose PHI in a manner prohibited or not permitted by HIPAA, our subcontractor business associate agreements, or our business associate agreements with our customers, or if the privacy or security of PHI that we obtain and handle is otherwise compromised, we could be subject to significant liabilities and consequences.

Compliance with global privacy and data security requirements could result in additional costs and liabilities to us or inhibit our ability to collect and process data globally, and the failure to comply with such requirements could subject us to significant fines and penalties, which may have a material adverse effect on our business, financial condition or results of operations.

In addition to PHI, we collect, receive, store, process, use, generate, transfer, disclose, make accessible, protect, secure, dispose of, transmit and share (collectively, process) personal data and other sensitive information. Accordingly, we are, or may become, subject to numerous federal, state, local and foreign privacy and security laws regulating the collection, use, safeguarding, transfer and other processing of information.

Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we must comply. For example, the collection, use, disclosure, transfer, or other processing of personal data regarding individuals in the European Economic Area (the "EEA"), including personal health data, is subject to the EU General Data Protection Regulation (the "GDPR"), which is wide-ranging in scope and imposes numerous requirements on companies that process personal data, including requirements relating to the processing of health and other sensitive data, obtaining consent of the individuals to whom the personal data relates, providing information to individuals regarding data processing activities, implementing safeguards to protect the security and confidentiality of personal data, providing notification of data breaches, and taking certain measures when engaging third-party processors. In addition, the GDPR also imposes strict rules on the transfer of personal data to countries outside the European Union, including the United States, and, as a result, increases the scrutiny that clinical trial sites located in the EEA should apply to transfers of personal data from such sites to countries that are considered to lack an adequate level of data protection, such as the United States. The GDPR also permits data protection authorities to require destruction of improperly gathered or used personal information and/or impose substantial fines for violations of the GDPR, which can be up to 4% of global revenue or €20 million, whichever is greater, and it also confers a private right of action on data subjects and consumer associates to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR. In addition, the GDPR provides that EU member states may make their own further laws and regulations limiting the processing of personal data, including genetic, biometric or health data. Given the breadth and depth of changes in data protection obligations, preparing for and complying with these requirements is rigorous and time intensive and requires significant resources and a review of our technologies, systems and practices, as well as those of any third-party collaborators, service providers, contractors or consultants that process or transfer personal data collected in the European Union.

Similar actions are either in place or underway in the United States. For example, the California Consumer Privacy Act of 2018 (the "CCPA") applies to personal information of consumers, business representatives, and employees, and requires covered businesses to provide specific disclosures related to a business's processing of personal data, new operational practices, and requirements to respond to certain requests from California residents related to their personal data. There is uncertainty about how the CCPA and other similar laws may be implemented and applied, and inconsistencies across jurisdictions complicate our compliance efforts. Accordingly, the CCPA and other similar laws may impact our business activities and increase our compliance costs, as well as our legal risks. The regulatory framework for the collection, use, safeguarding, transfer and other processing of information is rapidly evolving and is likely to remain uncertain for the foreseeable future.

Evolving data privacy regulations may interrupt or delay our development, regulatory and commercialization activities and increase our cost of doing business, and could lead to government enforcement actions, private litigation and significant fines and penalties against us and could have a material adverse effect on our business, financial condition or results of operations. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our reputation and our business.

We will also need to expend a considerable amount of resources complying with other federal, state and foreign laws and regulations. If we are unable to comply or have not complied with such laws, we could face substantial penalties or other adverse actions.

Our operations are subject, directly or indirectly, to other federal, state and foreign laws and regulations that are complex and their application to our specific products, services and relationships may not be clear and may be applied to our business in ways that we do not anticipate. Compliance with laws and regulations will require us to expend considerable resources implementing internal policies and procedures for compliance and ongoing monitoring and will require significant attention of our management team. This will be challenging as an early-stage company with limited financial resources and human capital. These laws include, for example:

- Title XI of the Social Security Act, commonly referred to as the federal Anti-Kickback Statute, which prohibits the knowing and willful offer, payment, solicitation or receipt of remuneration, directly or indirectly, in cash or in kind, in return for or to reward the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered, in whole or in part, by a federal healthcare program such as Medicare or Medicaid;
- The civil False Claims Act, that forbids the knowing submission or "causing the submission" of false or fraudulent information or the failure to disclose information in connection with the submission and payment of claims for reimbursement to Medicare, Medicaid, federal healthcare programs or private health plans;
- The federal Physician Self-referral Law, commonly known as the Stark Law, which prohibits physicians from referring Medicare or Medicaid patients to providers of "designated health services" with whom the physician or a member of the physician's immediate family has an ownership interest or compensation arrangement, unless a statutory or regulatory exception applies, and similar state equivalents that may apply regardless of payor; and
- The U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, and the USA PATRIOT Act, which among other things, prohibit companies and their employees, agents, third-party intermediaries, joint venture partners and collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or benefits to recipients in the public or private sector.

Many states and foreign governments have adopted similar laws and regulations. Violations of law could subject us to civil or criminal penalties, monetary fines, disgorgement, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings and curtailment of our operations. We could also be required to change or terminate some portions of operations or business or could be disqualified from providing services to healthcare providers doing business with government programs.

Risks Relating to Our Common Stock

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our bylaws may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors will be responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

- allow the authorized number of our directors to be changed only by resolution of our board of directors;
- limit the manner in which stockholders can remove directors from our board of directors;
- establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;
- require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;
- limit who may call stockholder meetings;

- authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and
- require the approval of the holders of at least two-thirds of the votes that all our stockholders would be entitled to cast to amend or repeal specified provisions of our certificate of incorporation or bylaws.

Moreover, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Any of these provisions of our charter documents or Delaware law could, under certain circumstances, depress the market price of our common stock.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock or could subject us to securities litigation.

Our stock price may be extremely volatile. The stock market in general and the market for smaller medical technology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell our common stock at or above the price they paid for such stock. The market price for our common stock may be influenced by many factors, including:

- the success of competitive products or technologies;
- results of existing or future clinical trials;
- regulatory or legal developments in the United States and other countries;
- developments or disputes concerning patent applications, issued patents or other proprietary rights;
- the recruitment or departure of key personnel;
- the level of expenses related to any of our products or clinical development programs;
- actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;
- operating results that fail to meet expectations of securities analysts that cover our company;
- variations in our financial results or those of companies that are perceived to be similar to us;
- changes in the structure of healthcare payment systems;
- market conditions in the pharmaceutical, biotechnology and medical technology sectors;
- sales of our stock by us, our insiders and our other stockholders;
- general economic and market conditions; and
- the other factors described in this "Risk Factors" section.

Additionally, companies that have experienced volatility in the market price of their stock have been subject to an increased incidence of securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Future sales of shares of our common stock, including by us and significant stockholders, could negatively affect our stock price.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. Since December 2022, we have issued 1,034,500 shares of common stock pursuant to equity financing arrangements, including pursuant to our Open Market Sale Agreement[SM] with Jefferies LLC, as agent, pursuant to which we may offer and sell, from time to time, through Jefferies, shares of our common stock having an aggregate offering price of up to $50,000,000. At December 31, 2023, $29.8 million of common stock remains available for sale under the Jefferies agreement. We may enter into additional equity financing arrangements in the future. The shares of common stock that we have issued pursuant to equity financings, or may issue in the future, may be resold at any time in the discretion of the investors.

In addition, an aggregate of 21,552,860 shares of common stock are issuable upon conversion or exercise of currently outstanding preferred stock and financing warrants, subject to certain beneficial ownership limitations, which the investors may subsequently resell into the market, and 2,815,392 shares of common stock are issuable upon exercise of awards granted under our 2017 Stock Incentive Plan and 2012 Equity Incentive Plan. Under our Innovatus Loan Agreement, Innovatus also has the right, at its election, to convert up to $6.6 million of outstanding principal of our Innovatus loans into common stock at a price of $10.00 per share. Based on our outstanding principal as of March 27, 2024, Innovatus has the right to acquire 300,000 shares of common stock pursuant to this provision.

Sales of substantial amounts of shares of our common stock or other securities by these investors or our other stockholders or by us under the Open Market Sale Agreement[SM], or the perception in the market that the holders of a large number of shares of our common stock intend to sell their shares, could reduce the trading price of our common stock, make it more difficult for you to sell your shares at a price that you desire and impair our ability to raise capital through the sale of equity or equity-related securities.

Our Series A Preferred Stock has rights, preferences, and privileges that are not held by, and are preferential to, the rights of holders of our common stock.

We issued 1,120,873 shares of Series A Preferred Stock in a financing transaction in December 2022, and 854,134 shares of Series A Preferred Stock were outstanding as of December 31, 2023. The Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock provides that, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or in the event of a Deemed Liquidation Event (as defined in the Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock), the holders of Series A Preferred Stock are entitled to be paid from assets of the Company available for distribution to its stockholders, before any payment is made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the original issue price ($5.75 on an as-converted-to-common stock basis), plus all accrued and unpaid dividends and (ii) the amount that the holder would have been entitled to receive at such time if the Series A Preferred Stock were converted into common stock. The Company may not, without the consent of holders of a majority of the outstanding shares of Series A Preferred Stock, amend its charter in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock or issue or obligate itself to issue shares of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company and the payment of dividends.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us or provide favorable coverage. If one or more of the analysts who cover us downgrade our stock or change their opinion of our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

We incur increased costs as a result of operating as a public company, and our management devotes substantial time to new compliance initiatives and corporate governance practices.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company and that private company competitors do not incur. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the continued listing requirements of The Nasdaq Stock Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased our ongoing legal and financial compliance costs and make some activities more time-consuming and costly.

Pursuant to Section 404 of the Sarbanes-Oxley Act, or Section 404, we are required to furnish a report by our management on our internal control over financial reporting. Depending upon our filer status, we could also be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm as required by Section 404(b). While we, as of December 31, 2023, concluded that our internal control over financial reporting was effective, we may need to dedicate additional internal resources and engage outside consultants to maintain compliance with Section 404 in the future. Any material weaknesses that we may identify in the future could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 1C. Cybersecurity

Risk Management and Strategy

Our cybersecurity risk management process is a component of our overall approach to managing material risks that could impact our operations, including cybersecurity threats. In general, we seek to manage material internal and third-party cybersecurity risks through an approach that focuses on: (i) protecting information systems and the information residing therein; (ii) identifying, preventing, and mitigating cybersecurity threats; and (iii) assessing and responding to cybersecurity incidents when they occur. Maintaining, monitoring, and updating our information security program—in an effort to ensure that it remains reasonable and appropriate in light of changes in the security threat landscape, available technology, and applicable legal and contractual requirements—is an ongoing effort.

We have implemented and maintain various processes, procedures, and measures to support our overall risk management strategy and to manage and mitigate the material risks posed by cybersecurity threats to our systems and data. With respect to cybersecurity, these measures include conducting risk assessments of our operations and using a risk register to assess identified risks; developing business continuity, disaster recovery and incident response plans; implementing technical safeguards and tools; conducting ongoing cybersecurity awareness training; and using contractual protections where appropriate. Our incident response plan outlines the procedures for reporting, investigating, and remediating cybersecurity incidents, including a framework to facilitate the escalation to our management team and board of cybersecurity incidents, so that our management team is alerted in a timely manner to material information that would be required to be disclosed or reported.

Our Chief Financial Officer works with our IT Director regarding incident prevention and response, as well as disclosure determinations, and is accountable at the management level for our overall risk management program. She receives information about cybersecurity from our IT Director to consider as part of that program. Additionally, our Chief Executive Officer receives updates from the Chief Financial Officer and IT Director about significant threats and incidents involving cybersecurity and data protection.

We use third-party service providers for a variety of services throughout our business, ranging from infrastructure support and maintenance, cybersecurity incident response, data protection and privacy compliance. In addition, we engage with contract research organizations, contract manufacturing organizations, distributors, and other supply chain resources.

We believe that the use of external service providers improves our operational capabilities, and we have implemented a vendor qualification and management program that applies to our service providers that handle protected health information, personal information, or other information subject to protection under applicable privacy and data protection regulations. This program is designed to address and mitigate cybersecurity and data protection risks that arise from our use of such service providers. We do not have full visibility into the cybersecurity risk management processes of our service providers. We rely on our third-party service providers to provide notification of, and remediate, significant cybersecurity threats and cybersecurity incidents that jeopardize the confidentiality, integrity, or availability of information that we own or use.

We periodically evaluate, test, and update our policies, standards, and processes to mitigate cybersecurity threats and manage incidents effectively. These efforts include risk assessments, vulnerability assessments and remediations, phishing tests and employee education, and external scans. Additionally, to enhance our capabilities, we periodically engage third-party service providers, including cybersecurity consultants, to incorporate threat intelligence into our processes.

As of the date of this Form 10-K, we are not aware of any risks from cybersecurity threats, including those resulting from any previous cybersecurity incidents experienced by us or, to our knowledge, by any of our third-party service providers, that have materially affected, or are reasonably likely to materially affect, our business strategy, results of operations, or financial condition. For further discussion of cybersecurity and data privacy risks that may materially affect the Company and how they may do so, see "Risk Factors—If our information technology systems or data, or those of third parties upon which we rely, are or were compromised, we could face clinical trial delays; regulatory investigations or actions; litigation; fines and penalties; disruptions of our business operations; reputational harm; and other adverse consequences," included in Item 1A of this Annual Report on Form 10-K.

Governance

The Board oversees Celcuity's management of risks arising from cybersecurity threats. Our management team is implementing processes for delivering periodic briefings to the Board on material cybersecurity risks that are pertinent to our business operations. Additionally, we have processes to promptly notify the Board of a significant cybersecurity incident and to inform the Board of remediation progress, as appropriate.

The IT Director has overall responsibility for our information security program, with support from our management team and specialized partners in cybersecurity incident response and privacy. The process includes managing our incident response strategy. If a cybersecurity incident meets certain criteria, however, our CEO and CFO will become involved with the response strategy, including decisions about public disclosure and reporting. Our IT Director also coordinates with our CEO and CFO to determine strategic cybersecurity priorities and to establish compliance procedures.

We believe our business leaders have the appropriate expertise, background and depth of experience to manage risks arising from cybersecurity threats. Our IT Director has served in various roles in information technology and information security for over a decade, which includes experience in the biotech, pharmaceutical and healthcare industries and experience in cybersecurity risk management and data privacy compliance.

In the ordinary course of our business, we, and the third parties upon which we rely, collect, process, receive, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, share and store (collectively, "process") proprietary, confidential, and sensitive information, including protected health information, personal information, credit card and other financial information, or other sensitive information owned or controlled by ourselves or our customers, payors, and other parties.

ITEM 2. Properties

We currently lease and occupy approximately 16,000 square feet in Minneapolis, Minnesota, which includes our clinical laboratory and offices. On March 13, 2023, we signed the fourth amendment to our lease agreement, which expires in April 2026. The lease provides for monthly rent, real estate taxes and operating expenses. We believe that this leased space is adequate to meet current and anticipated future requirements and that additional or substitute space will be available as needed to accommodate any expansions that our operations require.

ITEM 3. Legal Proceedings

From time to time we may be involved in disputes or litigation relating to claims arising out of our operations. We are not currently a party to any legal proceedings that could reasonably be expected to have a material adverse effect on our business, financial condition and results of operations.

ITEM 4. Mine Safety Disclosures

Not applicable.

PART II

ITEM 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Price Information

Our common stock has been listed on The Nasdaq Capital Market under the symbol "CELC" since September 20, 2017.

As of March 12, 2024, there were approximately 55 holders of record of our common stock. The actual number of holders of common stock is greater than this number of record holders and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and nominees. The number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividends

We have never declared or paid any cash dividends on our common stock. We currently intend to retain our future earnings, if any, to finance the operation and expansion of our business. We do not expect to pay cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, outstanding indebtedness and plans for expansion and restrictions imposed by lenders, if any.

Recent Sales of Unregistered Securities

In November 2023, an accredited investor exercised warrants to purchase 2,369 shares of our common stock at an exercise price of $9.50 per share, resulting in cash proceeds of approximately $22,505. No underwriters were involved in such issuance of securities. The securities were issued to an accredited investor in reliance upon the exemption from registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required.

Issuer Purchases of Equity Securities

None.

Equity Compensation Plan Information

The information required by this Item concerning equity compensation plans is incorporated herein by reference from Part III, Item 11 of this Annual Report.

ITEM 6. Reserved.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together in conjunction with our financial statements and the related notes included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report, including information with respect to our plans and strategy for our business and expected financial results, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" discussed in Item 1A of Part I of this Annual Report.

OVERVIEW

Celcuity is a clinical-stage biotechnology company focused on the development of targeted therapies for oncology. The Company's lead therapeutic candidate is gedatolisib, a pan-PI3K/mTOR inhibitor. Its mechanism of action and pharmacokinetic properties are highly differentiated from other currently approved and investigational therapies that target PI3K or mTOR alone or together. The Company initiated VIKTORIA-1, a Phase 3 study evaluating gedatolisib in patients with HR+/HER2- advanced breast cancer in 2022 and is currently enrolling patients. In addition to the Phase 3 study, the Company recently announced that it received U.S. Food and Drug Administration ("FDA") clearance for its Investigational New Drug (IND) submission for the clinical development of gedatolisib in combination with Nubeqa® (darolutamide), for the treatment of patients with metastatic castration resistant prostate cancer (mCRPC). The Company initiated a Phase 1b/2 study, CELC-G-201, in the first quarter of 2024 and is currently enrolling patients. Its CELsignia companion diagnostic platform is uniquely able to analyze live patient tumor cells to identify new groups of cancer patients likely to benefit from already approved targeted therapies.

Gedatolisib, is a potent, well-tolerated, small molecule reversible dual inhibitor, administered intravenously, that selectively targets all Class I isoforms of PI3K and mammalian target of rapamycin (mTOR). In April 2021, we obtained exclusive global development and commercialization rights to gedatolisib under a license agreement with Pfizer, Inc. We believe gedatolisib's unique mechanism of action, differentiated chemical structure, favorable pharmacokinetic properties, and intravenous formulation offer distinct advantages over currently approved and investigational therapies that target PI3K or mTOR alone or together.

- **Overcomes limitations of therapies that only inhibit a single Class I PI3K isoform or only one mTOR kinase complex.**

  Gedatolisib is a pan-class I isoform PI3K inhibitor with low nanomolar potency for the p110α, p110β, p110γ, and p110δ isoforms and mTORC1 and mTORC2 complexes. Each PI3K isoform and mTOR complex is known to preferentially affect different signal transduction events that involve tumor cell survival, depending upon the aberrations associated with the linked pathway. When a therapy only inhibits a single Class I isoforms (e.g., alpelisib, a PI3K-α inhibitor) or only one mTOR kinase complex (e.g., everolimus, an mTORC1 inhibitor), numerous feedforward and feedback loops between the PI3K isoforms and mTOR complexes cross-activates the uninhibited sub-units. This, in turn, induces compensatory resistance that reduces the efficacy of isoform specific PI3K or single mTOR kinase complex inhibitors. Inhibiting all four PI3K isoforms and both mTOR complexes, as gedatolisib does, thus prevents the confounding effect of isoform interaction that may occur with isoform-specific PI3K inhibitors and the confounding interaction between PI3K isoforms and mTOR.

- **Better tolerated by patients than oral PI3K and mTOR drugs.**

  Gedatolisib is administered intravenously (IV) on a four-week cycle of three weeks-on, one week-off, in contrast to the orally administered pan-PI3K or dual PI3K/mTOR inhibitors that are no longer being clinically developed. Oral pan-PI3K or PI3K/mTOR inhibitors have repeatably been found to induce significant side effects that were not well tolerated by patients. This typically leads to a high proportion of patients requiring dose reductions or treatment discontinuation. The challenging toxicity profile of these drug candidates ultimately played a significant role in the decisions to halt their development, despite showing promising efficacy. By contrast, gedatolisib stabilizes at lower concentration levels in plasma compared to orally administered PI3K inhibitors, resulting in less toxicity, while maintaining concentrations sufficient to inhibit PI3K/mTOR signaling.

  Isoform-specific PI3K inhibitors administered orally were developed to reduce toxicities in patients. While the range of toxicities associated with isoform-specific inhibitors is narrower than oral pan-PI3K or PI3K/mTOR inhibitors, administering them orally on a continuous basis still leads to challenging toxicities. The experience with an FDA approved oral p110-α specific inhibitor, Piqray, illustrates the challenge. In its Phase 3 pivotal trial Piqray was found to induce a Grade 3 or 4 adverse event (AE) related to hyperglycemia in 39% of patients evaluated. In addition, 26% of patients discontinued alpelisib due to treatment related adverse events. By contrast, in the 103-patient dose expansion portion of the Phase 1b clinical trial with gedatolisib, only 7% of patients experienced Grade 3 or 4 hyperglycemia and less than 10% discontinued treatment.

As of December 31, 2023, 492 patients with solid tumors have received gedatolisib in eight clinical trials sponsored by Pfizer. Of the 492 patients, 129 were treated with gedatolisib as a single agent in three clinical trials. The remaining 363 patients received gedatolisib in combination with other anti-cancer agents in five clinical trials. Additional patients received gedatolisib in combination with other anti-cancer agents in nine investigator sponsored clinical trials.

A Phase 1b trial (B2151009) evaluating patients with ER+/HER2- metastatic breast cancer was initiated in 2016 and subsequently enrolled 138 patients. Five patients from this study continue to receive study treatment, as of December 31, 2023, each of which have received study treatment for more than five years. The B2151009 clinical trial was an open label, multiple arm Phase 1b study that evaluated gedatolisib in combination with palbociclib (CDK4/6 inhibitor) and fulvestrant or letrozole in patients with HR+/HER2- advanced breast cancer. Thirty-five patients were enrolled in two dose escalation arms to evaluate the safety and tolerability and to determine the maximum tolerated dose (MTD) of gedatolisib when used in combination with the standard doses of palbociclib and endocrine therapy (letrozole or fulvestrant). The MTD was determined to be 180 mg administered intravenously once weekly. A total of 103 patients were subsequently enrolled in one of four expansion arms (A, B, C, D).

High objective overall response rates (ORR) were observed in all four expansion arms and were comparable in each arm for PIK3CA WT and PIK3CA MT patients. As of the data cut-off date, March 16, 2023, for treatment-naïve patients in Escalation Arm A and Expansion Arm A(n=41), median progression free survival (mPFS) was 48.6 months, median duration of response (mDOR) was 46.9 months, and ORR was 79%.respectively. This data compares favorably to published data for current first-line standard-of-care treatments for patients with HR+/HER2-advanced breast cancer. In patients who received prior hormonal therapy alone or in combination with a CDK4/6 inhibitor (Arms B, C, and D), ORR (including unconfirmed partial responses) ranged from 36% to 77%. Each arm achieved its primary endpoint target, which was reporting higher ORR in the study arm than ORR from either the PALOMA-2 (ORR=55%) study that evaluated palbociclib plus letrozole for Arm A or the PALOMA-3 study (ORR=25%) that evaluated palbociclib plus fulvestrant for Arms B, C, and D. For all enrolled patients, a clinical benefit rate (CBR) of ≥79% was observed. Median progression-free survival (PFS) was 12.9 months for patients who received a prior CDK4/6 inhibitor and were treated in the study with the Phase 3 dosing schedule (Arm D).

Gedatolisib combined with palbociclib and endocrine therapy demonstrated a favorable safety profile with manageable toxicity. The majority of treatment emergent adverse events were Grade 1 and 2. The most frequently observed adverse events included stomatitis/mucosal inflammation, the majority of which were Grade 1 and 2. The most common Grade 4 AEs were neutropenia and neutrophil count decrease, which were assessed as related to treatment with palbociclib. No grade 5 events were reported in this study.

We are currently enrolling patients in a Phase 3, open-label, randomized clinical trial (VIKTORIA-1) to evaluate the efficacy and safety of two regimens in adults with HR+/HER2- advanced breast cancer whose disease has progressed after prior CDK4/6 therapy in combination with an aromatase inhibitor: 1) gedatolisib in combination with palbociclib and fulvestrant; and 2) gedatolisib in combination with fulvestrant. Approximately two hundred clinical sites in North America, Europe, South America, Asia, and Australia have been selected to participate in the study. The first clinical site was activated in the third quarter of 2022, and the first patient was dosed in December 2022.

The VIKTORIA-1 Phase 3 clinical trial will enable separate evaluation of subjects according to their PIK3CA status. Subjects who meet eligibility criteria and are PIK3CA WT will be randomly assigned (1:1:1) to receive a regimen of either gedatolisib, palbociclib, and fulvestrant (Arm A), gedatolisib and fulvestrant (Arm B), or fulvestrant (Arm C). Subjects who meet eligibility criteria and are PIK3CA MT will be randomly assigned (3:3:1) to receive a regimen of either gedatolisib, palbociclib, and fulvestrant (Arm D), or alpelisib and fulvestrant (Arm E), or gedatolisib and fulvestrant (Arm F).

We received approval from the US FDA in mid-2023 to proceed with the clinical development of gedatolisib in combination with Nubeqa® (darolutamide), an approved androgen receptor inhibitor, for the treatment of patients with mCRPC. We have since initiated a Phase 1b/2 study (CELC-G-201) that will enroll up to 54 participants with mCRPC who progressed after treatment with an androgen receptor inhibitor. We dosed our first patient in this trial in February 2024.

In the Phase 1b portion of the study, Celcuity expects that 36 participants will be randomly assigned to receive 600 mg darolutamide combined with either 120 mg gedatolisib in Arm 1 or 180 mg gedatolisib in Arm 2. An additional 12 participants will then be enrolled in the Phase 2 portion of the study at the recommended phase 2 dose (RP2D) level to enable evaluation of 30 participants treated with the RP2D of gedatolisib.

The primary objectives of the Phase 1b portion of the trial include assessment of the safety and tolerability of gedatolisib in combination with darolutamide and determination of the recommended Phase 2 dose of gedatolisib. The primary objective of the Phase 2 portion of the trial is to assess the radiographic progression-free survival (rPFS) at six months of patients who received the RP2D.

Our proprietary CELsignia diagnostic platform is the only commercially ready technology we are aware of that uses a patient's living tumor cells to identify the specific abnormal cellular process driving a patient's cancer and the targeted therapy that best treats it. This enables us to identify patients whose tumors may respond to a targeted therapy, even though they lack a previously associated molecular mutation. By identifying cancer patients whose tumors lack an associated genetic mutation but have abnormal cellular activity a matching targeted therapeutic is designed to inhibit, CELsignia CDx can expand the markets for a number of already approved targeted therapies. Our current CDx identifies breast and ovarian cancer patients whose tumors have cancer drivers potentially responsive to treatment with human epidermal growth factor receptor 2-negative (HER2), mesenchymal-epithelial transition factor (c-MET), or phosphatidylinositol 3-kinases (PI3K) targeted therapeutics. While U.S. Food and Drug Administration ("FDA") approval or clearance is not currently required for CELsignia tests offered as a stand-alone laboratory developed test, if we are partnered with a drug company to launch a CELsignia test as a companion diagnostic for a new drug indication, we would be required to obtain premarket approval, or PMA, in conjunction with the pharmaceutical company seeking a new drug approval for the matching therapy.

We are supporting the advancement of new potential indications for three different targeted therapies, controlled by other pharmaceutical companies, that would rely on a CELsignia CDx to select patients. Three Phase 2 trials are underway to evaluate the efficacy and safety of these therapies in CELsignia selected patients. These patients are not currently eligible to receive these drugs and are not identifiable with a molecular test.

Supporting the development of a potential first-in-class targeted therapy for breast cancer, like gedatolisib, with our CELsignia platform is a natural extension of our strategy to use our CELsignia CDx to enable new indications for other companies' targeted therapies. By combining companion diagnostics designed to enable proprietary new drug indications with targeted therapies that treat signaling dysregulation our CDx identifies, we believe we are uniquely positioned to improve the standard-of-care for many early and late-stage breast cancer patients. Our goal is to play a key role in the multiple treatment approaches required to treat breast cancer patients at various stages of their disease. With each program, we are:

- Leveraging the proprietary insights CELsignia provides into live patient tumor cell function
- Using a CELsignia CDx to identify new patients likely to respond to the paired targeted therapy
- Developing a new targeted therapeutic option for breast cancer patients
- Maximizing the probability of getting regulatory approval to market the targeted therapy indication

Recent Developments

On February 22, 2024, the Company announced that the first patient has been dosed in its Phase 1b/2 study (CELC-G-201) evaluating gedatolisib in combination with Nubeqa® (darolutamide), an approved androgen receptor inhibitor, for the treatment of patients with mCRPC.

In December 2023, Celcuity presented data from nonclinical studies evaluating gedatolisib and other PI3K/AKT/mTOR (PAM) inhibitors in breast cancer cell lines during a poster session at the 2023 San Antonio Breast Cancer Symposium (SABCS). In a panel of breast cancer cell lines, gedatolisib was found to be more cytotoxic and at least 300-fold more potent, on average, compared to the single node PAM inhibitors.

On December 1, 2023, pursuant to an Open Market Sale Agreement[SM] with Jefferies LLC, as agent, the Company sold 1,034,500 shares of common stock in a single transaction at a price of $14.50 per share, generating gross proceeds of $15 million before deducting commissions and other offering expenses of $0.6 million.

On October 18, 2023, the Company entered into a securities purchase agreement to sell pre-funded warrants at a price of $8.70 per warrant, to purchase up to 5,747,787 shares of the Company's common stock in a private placement. The closing of the private placement occurred on October 20, 2023 and resulted in gross proceeds of approximately $50 million, before deducting offering expenses of approximately $0.1 million. Each Warrant to purchase one share has a purchase price of $8.699 per share, and an exercise price of $0.001 per share for the Common Stock issuable upon exercise of the Warrant (for aggregate consideration equating to $8.70 per share). The Company expects to use the net proceeds to advance clinical development of gedatolisib and for general corporate purposes. The Company has entered into a Registration Rights Agreement in connection with the private placement, pursuant to which it has agreed to register for resale the shares issuable upon exercise or exchange of the Warrants.

We have not generated any revenue from sales to date, and we continue to incur significant research and development and other expenses related to our ongoing operations. As a result, we are not and have never been profitable and have incurred losses in each period since we began operations in 2012. For the years ended December 31, 2023 and 2022, we reported a net loss of approximately $63.8 million and $40.4 million, respectively. As of December 31, 2023, our cash and cash equivalents and short-term investments were approximately $180.6 million, and we had an accumulated deficit of approximately $160.1 million.

RESULTS OF OPERATIONS

Components of Operating Results

Revenue

To date, we have not generated any revenue. With the execution of the Pfizer license agreement in April 2021, whereby we acquired exclusive world-wide licensing rights to develop and commercialize gedatolisib, we initiated a Phase 3 clinical trial, VIKTORIA-1, in 2022 to support potential regulatory approval to market gedatolisib. In August 2023, we announced plans to proceed with the clinical development of gedatolisib in combination with Nubeqa® (darolutamide), an approved androgen receptor inhibitor, for the treatment of patients with mCRPC. If we obtain regulatory approvals to market gedatolisib, we expect to generate revenue from sales of the drug for the treatment of breast cancer patients. Additionally, we will seek to generate revenue from partnership agreements with pharmaceutical companies to provide companion diagnostics for such pharmaceutical partners' existing or investigational targeted therapies. If a new drug indication is received that requires use of our companion diagnostic to identify eligible patients, we expect to generate revenues from sales of tests to treating physicians.

Research and Development

Since our inception, we have primarily focused on research and development of gedatolisib, a PI3K/mTOR targeted therapy, and our CELsignia platform and corresponding tests. Research and development expenses primarily include:

- employee-related expenses related to our research and development activities, including salaries, benefits, recruiting, travel and stock-based compensation expenses;
- laboratory supplies;
- consulting fees paid to third parties;
- clinical trial costs;
- validation costs for gedatolisib;
- facilities expenses; and
- legal costs associated with patent applications.

Internal and external research and development costs are expensed as they are incurred. As we continue to develop gedatolisib and manage studies and clinical trials, including the VIKTORIA-1 Phase 3 trial, the CELC-G-201 Phase 1b/2 trial, and other clinical trials to evaluate the efficacy of targeted therapies in cancer patients selected with one of our CELsignia tests, the proportion of research and development expenses allocated to external spending will grow at a faster rate than expenses allocated to internal expenses.

General and Administrative

General and administrative expenses consist primarily of salaries, benefits and stock-based compensation related to our executive, finance and support functions. Other general and administrative expenses include professional fees for auditing, tax, and legal services associated with being a public company, director and officer insurance, investor relations and travel expenses for our general and administrative personnel.

Sales and Marketing

Sales and marketing expenses consist primarily of professional and consulting fees related to these functions. To date, we have incurred immaterial sales and marketing expenses as we continue to focus primarily on developing our first drug, gedatolisib, managing the VIKTORIA-1 Phase 3 and CELC-G-201 Phase 1b/2 trials, and developing our CELsignia platform and corresponding CELsignia tests. We would expect to begin to incur increased sales and marketing expenses in anticipation of the commercialization of our first drug, gedatolisib, and CELsignia tests. These increased expenses are expected to include employee-related and consulting costs.

Interest Expense

Interest expense is primarily due to a Loan Agreement and finance lease obligations.

Interest Income

Interest income consists of interest income earned on our cash, cash equivalents and investment balances.

Results of Operations

Comparison of the Years Ended December 31, 2023 and 2022

	Years Ended December 31,		Increase (Decrease)	
	2023	**2022**	**$**	**Percent Change**
Statements of Operations Data:				
Operating expenses:				
Research and development	$ 60,594,005	$ 35,289,548	$ 25,304,457	72%
General and administrative	5,636,326	4,101,543	1,534,783	37
Total operating expenses	66,230,331	39,391,091	26,839,240	68
Loss from operations	(66,230,331)	(39,391,091)	(26,839,240)	68
Other income (expense)				
Interest expense	(5,326,387)	(2,106,111)	(3,220,276)	153
Interest income...	7,777,602	1,127,162	6,650,440	590
Other income (expense), net	2,451,215	(978,949)	3,430,164	(350)
Net loss before income taxes	**(63,779,116)**	**(40,370,040)**	**(23,409,076)**	**58**
Income tax benefits..	-	-	-	-
Net loss..	**$ (63,779,116)**	**$ (40,370,040)**	**$ (23,409,076)**	**58%**

Research and Development

For the year ended December 31, 2023, our research and development expenses were approximately $60.6 million, representing an increase of approximately $25.3 million, or 72%, compared to the same period in 2022. Of the $25.3 million increase in research and development expense, $2.4 million was related to increased employee and consulting expenses. The remaining $22.9 million increase of research and development costs are primarily related to costs supporting activities for the VIKTORIA-1 pivotal trial.

Conducting a significant amount of research and development is central to our business model. We plan to increase our research and development expenses for the foreseeable future as we seek to develop gedatolisib, manage the VIKTORIA-1 Phase 3 and the CELC-G-201 Phase 1b/2 trials, discover new cancer sub-types, and develop and validate additional CELsignia tests to diagnose such sub-types. We also expect to incur increased expenses to support companion diagnostic business development activities with pharmaceutical companies as we develop additional CELsignia tests and manage the clinical trials for gedatolisib.

General and Administrative

For the year ended December 31, 2023, our total general and administrative expenses were $5.6 million, representing an increase of approximately $1.5 million, or 37%, compared to the same period in 2022. The increase primarily resulted from a $1.1 million increase in employee and consulting expenses. In addition, other general and administrative expenses increased $0.4 million primarily due to professional fees and other expenses associated with being a public company.

We anticipate that our general and administrative expenses will increase in future periods, reflecting both increased costs in connection with the potential future commercialization of gedatolisib and CELsignia tests, an expanding infrastructure, and increased professional fees associated with public company regulatory developments and other compliance matters.

Interest Expense

For the year ended December 31, 2023, interest expense was $5.3 million and represents an increase of $3.2 million compared to the same period in 2022. The increase is due to the Loan Agreement that was executed in April 2021, amended in August 2022, and includes $2.1 million of non-cash interest expense. The increase in interest expense is primarily due to the incremental $20 million funding of Term Loan B in December 2022.

Interest Income

For the year ended December 31, 2023, interest income was $7.8 million and represents an increase of $6.7 million compared to the same period in 2022. The increase was primarily the result of higher market interest rates and the closing of additional financing activities, leading to higher cash, cash equivalents and short-term investment balances.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have incurred losses and cumulative negative cash flows from operations. Through December 31, 2023, we have funded our operations primarily through private placements and registered offerings of our equity securities and unsecured convertible notes, and borrowings under loan agreements. From inception through December 31, 2023, we raised an aggregate of approximately $288.0 million of net proceeds through sales of our securities, and as of December 31, 2023 had $35.0 million of borrowings under loan agreements. In March 2024, an investor exercised 1,739,080 warrants at an exercise price of $8.05, which generated approximately $14 million in cash. The warrants were issued pursuant to a private placement that closed and was funded on December 9, 2022. As of December 31, 2023, our cash and cash equivalents and short-term investments were approximately $30.7 million and $149.9 million, respectively, and we had an accumulated deficit of approximately $160.1 million.

Open Market Sale Offering^{SM}. On February 4, 2022, we entered into an Open Market Sale Agreement^{SM} with Jefferies LLC, as agent, pursuant to which we may offer and sell, from time to time, through Jefferies, shares of our common stock having an aggregate offering price of up to $50,000,000. Pursuant to the Open Market Sale Agreement^{SM} with Jefferies LLC, as agent, on December 1, 2023, the Company sold 1,034,500 shares of common stock in a single transaction at a price of $14.50 per share, generating gross proceeds of $15 million ($14.4 million net of commissions and offering expenses). At December 31, 2023, $29.8 million of common stock remains available for sale under the Jefferies agreement.

Pre-funded Warrants On October 18, 2023, the Company entered into a securities purchase agreement to sell pre-funded warrants at a price of $8.70 per warrant, to purchase up to 5,747,787 shares of the Company's common stock in a private placement. The closing of the private placement occurred on October 20, 2023, and resulted in gross proceeds of approximately $50 million, before deducting offering expenses of approximately $0.1 million.

Private Placement. On December 9, 2022, we issued 6,182,574 shares of common stock, 1,120,873 shares of Series A Preferred Stock and warrants exercisable for 6,956,450 shares of common stock to certain institutional and other accredited investors pursuant to a securities purchase agreement entered into on May 15, 2022. Pursuant to the securities purchase agreement, the closing (funding) of the private placement occurred following dosage of the first patient in the Company's Phase 3 study, VIKTORIA-1. Investors purchased shares of common stock and Series A Preferred Stock at a price of $5.75 per share (on an as converted to common stock basis), with forty percent (40%) warrant coverage (on an as converted to common stock basis) and customary resale registration rights. The warrants have an exercise price of $8.05 per share. The private placement generated gross proceeds of approximately $100 million before deducting placement agent fees and other offering expenses of $4.3 million.

Open Market Sale Agreement^{SM}. On October 12, 2022, pursuant to our Open Market Sale Agreement^{SM} with Jefferies LLC as agent, the Company sold 500,000 shares of common stock in a single transaction at a price of $10.35 per share, generating gross proceeds of $5.2 million ($4.8 million net of commissions and offering expenses).

Innovatus Loan Agreement. On April 8, 2021, we entered into a Loan Agreement with Innovatus Life Sciences Lending Fund I, LP ("Innovatus"), under which Innovatus agreed to loan up to $25 million in three tranches consisting of (i) a $15.0 million non-contingent Term A loan that was funded on April 8, 2021, (ii) a $5 million Term B loan with a deadline of March 31, 2022, and (iii) a $5 million Term C loan to be funded upon our request, subject to our ability to achieve certain milestones, no later than March 31, 2023. On August 9, 2022, the Company amended the Loan Agreement with Innovatus to provide for up to $75 million in term loans. As of December 31, 2023, term loans totaling $35 million are outstanding under the Loan Agreement, including the initial Term A loan of $15 million which was funded on April 8, 2021, and a $20 million Term B loan which was funded on December 22, 2022 following the closing of the $100 million private placement described above. Additionally, the Company will be able to draw on two additional tranches of $10 million and one additional tranche of $20 million upon achievement of certain clinical trial milestones and satisfaction of certain financial covenants determined on a pro forma as-funded basis. Funding of these additional tranches is also subject to other customary conditions and limits on when the Company can request funding for such tranches.

We expect that our research and development and general and administrative expenses will increase as we continue to develop gedatolisib, manage the VIKTORIA-1 Phase 3 and CELC-G-201 Phase 1b/2 trials, conduct research related to the discovery of new cancer sub-types, conduct other studies and clinical trials, and pursue other business development activities. We would also expect to incur sales and marketing expenses as we commercialize gedatolisib and our CELsignia tests. We expect to use cash on hand, which includes funds received under the debt and equity financings described above, to fund our research and development expenses, clinical trial costs, capital expenditures, working capital, sales and marketing expenses, and general corporate expenses.

Based on our current business plan, we believe that our current cash, cash equivalents and short-term investments together with available borrowings under the Innovatus Loan Agreement will provide sufficient cash to finance our operations and pay obligations when due through at least 2025.

Our expectations as to how long our current capital resources will be sufficient to fund our operations are based on assumptions that may not be accurate, and we could use our current capital resources sooner than we currently expect. In addition, we may seek to raise additional capital to finance capital expenditures and operating expenses over the next several years as we launch our integrated therapeutic and companion diagnostic strategy and expand our infrastructure, commercial operations and research and development activities, and to take advantage of financing or other opportunities that we believe to be in the best interests of the Company and our stockholders. Additional capital may be raised through the sale of common or preferred equity or convertible debt securities, entry into debt facilities or other third-party funding arrangements. The sale of equity and convertible debt securities may result in dilution to our stockholders and those securities may have rights senior to those of our common shares. Agreements entered into in connection with such capital raising activities could contain covenants that would restrict our operations or require us to relinquish certain rights. Additional capital may not be available on reasonable terms, or not at all.

Cash Flows

The following table sets forth the primary sources and uses of cash for the years ended December 31:

| | December 31, | |
	2023	2022
Net cash provided by (used in):		
Operating activities	$ (53,812,253)	$ (36,008,171)
Investing activities	(5,008,207)	(144,031,794)
Financing activities	64,911,677	120,325,141
Net increase (decrease) in cash and cash equivalents	$ 6,091,217	$ (59,714,824)

Operating Activities

Net cash used in operating activities was approximately $53.8 million for the year ended December 31, 2023 and consisted primarily of a net loss of approximately $63.8 million, offset by working capital changes of $3.9 million and non-cash expense items of approximately $6.1 million. Non-cash expense items of approximately $6.1 million primarily consisted of $4.9 million of stock-based compensation expense, non-cash interest expense of $2.1 million and depreciation expense of $0.1 million, offset by $1.0 accrued interest income. The approximately $3.9 million of working capital changes was primarily due to increases in accounts payable and accrued expenses, offset by an increase in other current assets.

Net cash used in operating activities was approximately $36.0 million for the year ended December 31, 2022 and consisted primarily of a net loss of approximately $40.4 million and working capital changes of $1.2 million, offset by non-cash expense items of approximately $5.6 million. Non-cash expense items of approximately $5.6 million primarily consisted of $4.6 million of stock-based compensation expense, non-cash interest expense of $0.9 million and depreciation expense of $0.2 million. The approximately $1.2 million of working capital changes was primarily due to an increase in other current assets, somewhat offset by increases in accounts payable and accrued expenses.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2023 was approximately $5.0 million and consisted of approximately $4.9 million of net purchases of short-term investments in government securities (U.S. Treasury Bills and U.S. government agency securities) and approximately $0.1 million in purchases of property and equipment.

Net cash used in investing activities for the year ended December 31, 2022 was approximately $144.0 million and consisted of approximately $143.9 million of short-term investments in government securities (U.S. Treasury Bills and U.S. government agency securities) and approximately $0.1 million in purchases of property and equipment.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2023 was approximately $64.9 million. The $64.9 million primarily consisted of net proceeds from a pre-funded warrants offering and ATM offering, collectively totaling $64.4 million. The remaining $0.5 million was the result of proceeds from the exercise of employee stock options, the exercise of warrants, and proceeds from employee stock purchases, slightly offset by payments for secondary registration and debt issuance costs.

Net cash provided by financing activities for the year ended December 31, 2022 was approximately $120.3 million. The $120.3 million primarily consisted of net proceeds from a private placement offering and ATM offering, collectively totaling $100.5 million, and $19.5 million from net proceeds related to the closing of a Loan Agreement. The remaining $0.3 million was the result of proceeds from the exercise of employee stock options and proceeds from employee stock purchases.

RECENT ACCOUNTING PRONOUNCEMENTS

From time-to-time new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed in Note 2 to our financial statements included elsewhere in this Annual Report, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

Our management's discussion and analysis of financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or Generally Accepted Accounted Principles ("U.S. GAAP"). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances; the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates.

Our significant accounting policies are more fully described in Note 2 to our financial statements included elsewhere in this Annual Report. Of our significant accounting policies, we believe that the following are the most critical:

Stock-Based Compensation

Our stock-based compensation consists of common stock options and restricted stock issued to certain employees and nonemployees and our Employee Stock Purchase Plan ("ESPP"). We recognize compensation expense based on an estimated grant date fair value using the Black-Scholes option-pricing method. We have elected to account for forfeitures as they occur.

The inputs for the Black-Scholes valuation model require management's significant assumptions. Prior to our IPO, the price per share of common stock was determined by our board based on recent prices of common stock sold in private offerings. Subsequent to the IPO, the price per share of common stock is determined by using the closing market price on the Nasdaq Capital Market on the grant date. The risk-free interest rates are based on the rate for U.S. Treasury securities at the date of grant with maturity dates approximately equal to the expected life at the grant date. The expected life was based on the simplified method in accordance with SEC Staff Accounting Bulletin Nos. 107 and 110. The expected volatility was estimated based on historical volatility information of peer companies that are publicly available in combination with our calculated volatility since being publicly traded.

All assumptions used to calculate the grant date fair value of nonemployee options are generally consistent with the assumptions used for options granted to employees. In the event we terminate any of our consulting agreements, the unvested options issued in connection with such agreements would also be cancelled.

For grants of restricted stock, we record compensation expense based on the quoted fair value of the shares on the grant date over the requisite service period. Compensation expense for ESPP rights is recorded in line with each respective offering period.

Clinical Trial Costs

The Company records prepaid assets or accrued expenses for prepaid or estimated clinical trial costs conducted by third-party service providers, which includes the conduct of preclinical studies and clinical trials. These costs can be a significant component of the Company's research and development expenses. The Company primarily relies on a compilation of progress reports from third-party service providers, including the respective invoicing, to record actual expenses, along with determining changes to prepaid assets and accrued liabilities. To date, the Company believes utilization of third-party reports most accurately reflects expenses incurred. As the current VIKTORIA-1 Phase 3 and CELC-G-201 Phase 1b/2 trials ramp up site activation and patient enrollment, the Company's estimated expenses in future periods and the actual services performed may vary from these estimates, and these estimates may become more significant. Changes in these estimates that result in material changes to the Company's prepaid assets or accrued expenses could materially affect the Company's results of operations.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, we are not required to provide disclosure pursuant to this item.

ITEM 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Celcuity Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Celcuity Inc. (the Company) as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

/s/ Boulay LLP

We have served as the Company's auditor since 2017.

Minneapolis, Minnesota
March 27, 2024
PCAOB ID: 542

PART I. FINANCIAL INFORMATION

ITEM 1. Financial Statements


Celcuity Inc.
Balance Sheets


	December 31, 2023	December 31, 2022
Assets		
Current Assets:		
Cash and cash equivalents	$ 30,662,774	$ 24,571,557
Investments	149,919,974	144,015,954
Other current assets	10,007,849	6,603,026
Total current assets	190,590,597	175,190,537
Property and equipment, net	228,782	260,294
Operating lease right-of-use assets	400,019	246,266
Total Assets	$ 191,219,398	$ 175,697,097
Liabilities and Stockholders' Equity:		
Current Liabilities:		
Accounts payable	$ 5,076,699	$ 2,627,076
Finance lease liabilities	-	2,449
Operating lease liabilities	184,950	191,749
Accrued expenses	8,927,094	4,060,280
Total current liabilities	14,188,743	6,881,554
Operating lease liabilities	225,922	61,002
Note payable, non-current	37,035,411	34,983,074
Total Liabilities	51,450,076	41,925,630
Commitments and Contingencies (Note 9)		
Stockholders' Equity:		
Preferred stock, $0.001 par value: 2,500,000 shares authorized; 854,134 and 1,120,873 shares issued and outstanding as of December 31, 2023 and 2022, respectively	854	1,121
Common stock, $0.001 par value: 65,000,000 shares authorized as of December 31, 2023 and 2022, respectively; 25,506,012 and 21,667,250 shares issued and outstanding as of December 31, 2023 and 2022, respectively	25,506	21,667
Additional paid-in capital	299,818,965	230,045,566
Accumulated deficit	(160,076,003)	(96,296,887)
Total Stockholders' Equity	139,769,322	133,771,467
Total Liabilities and Stockholders' Equity	$ 191,219,398	$ 175,697,097


See accompanying notes to the financial statements



Celcuity Inc.
Statements of Operations


		Years Ended December 31,		
		2023		**2022**
Operating expenses:				
Research and development	$	60,594,005	$	35,289,548
General and administrative		5,636,326		4,101,543
Total operating expenses		66,230,331		39,391,091
Loss from operations		(66,230,331)		(39,391,091)
Other income (expense)				
Interest expense		(5,326,387)		(2,106,111)
Interest income		7,777,602		1,127,162
Other income (expense), net		2,451,215		(978,949)
Net loss before income taxes		**(63,779,116)**		**(40,370,040)**
Income tax benefits		-		-
Net loss	$	**(63,779,116)**	$	**(40,370,040)**
Net loss per share, basic and diluted	$	(2.69)	$	(2.64)
Weighted average common shares outstanding, basic and diluted		23,679,472		15,418,543


See accompanying notes to the financial statements


Celcuity Inc.
Statements of Changes in Stockholders' Equity

	Common Stock		Preferred Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2021	14,918,887	$14,919	-	-	$124,622,405	$ (55,926,847)	$ 68,710,477
Stock-based compensation	3,523	2	-	-	4,638,203	-	4,638,205
Employee stock purchases	32,669	33	-	-	171,677	-	171,710
Exercise of common stock options, net of shares withheld for exercise price	29,597	30	-	-	152,382	-	152,412
Issuance of common and preferred stock upon closing of private placement offering	6,182,574	6,183	1,120,873	1,121	99,992,696	-	100,000,000
Issuance costs associated with private placement offering	-	-	-	-	(4,316,534)	-	(4,316,534)
Issuance of common stock in an ATM offering	500,000	500	-	-	5,174,500	-	5,175,000
Issuance costs associated with an ATM offering	-	-	-	-	(389,763)	-	(389,763)
Net loss	-	-	-	-	-	(40,370,040)	(40,370,040)
Balance at December 31, 2022	21,667,250	$21,667	1,120,873	$ 1,121	$230,045,566	$ (96,296,887)	$133,771,467
Stock-based compensation	1,958	2	-	-	4,901,432	-	4,901,434
Conversion of preferred to common stock	2,667,390	2,668	(266,739)	(267)	(2,401)	-	-
Employee stock purchases	33,850	33	-	-	202,812	-	202,845
Exercise of common stock options, net of shares withheld for exercise price	98,695	99	-	-	388,423	-	388,522
Exercise of common stock warrants	2,369	2	-	-	22,503	-	22,505
Issuance costs associated with private placement offering	-	-	-	-	(7,486)	-	(7,486)
Issuance of common stock in an ATM offering	1,034,500	1,035	-	-	14,999,216	-	15,000,251
Issuance costs associated with an ATM offering	-	-	-	-	(614,205)	-	(614,205)
Issuance of pre-funded warrants	-	-	-	-	50,000,000	-	50,000,000
Issuance costs associated with pre-funded warrants	-	-	-	-	(116,895)	-	(116,895)
Net loss	-	-	-	-	-	(63,779,116)	(63,779,116)
Balance at December 31, 2023	25,506,012	$25,506	854,134	$ 854	$299,818,965	$(160,076,003)	$139,769,322

See accompanying notes to the financial statements

Celcuity Inc.
Statements of Cash Flows

	Years Ended December 31,	
	2023	2022
Cash flows from operating activities:		
Net loss	$ (63,779,116)	$ (40,370,040)
Adjustments to reconcile net loss to net cash used for operations:		
Depreciation	142,772	210,918
Stock-based compensation	4,901,434	4,638,205
Amortization of debt issuance costs and discount	241,752	395,757
PIK interest	1,810,584	455,074
Non-cash operating lease, net	4,368	(3,243)
Change in accrued interest income	(993,457)	(142,928)
Changes in operating assets and liabilities:		
Other current assets	(3,438,018)	(5,526,381)
Accounts payable	2,430,614	1,077,080
Accrued expenses	4,866,814	3,257,387
Net cash used for operating activities	(53,812,253)	(36,008,171)
Cash flows from investing activities:		
Proceeds from maturities of investments	309,614,521	-
Purchases of investments	(314,525,084)	(143,873,026)
Purchases of property and equipment	(97,644)	(158,768)
Net cash used for investing activities	(5,008,207)	(144,031,794)
Cash flows from financing activities:		
Proceeds from exercise of common stock warrants	22,505	-
Proceeds from exercise of employee stock options	388,522	152,412
Proceeds from employee stock purchases	202,845	171,710
Proceeds from a private placement offering, net of discounts and offering costs	-	95,721,786
Proceeds from note payable, net of debt issuance and discount costs	-	19,509,037
Proceeds from an ATM offering, net of commission fees and offering costs	14,431,186	4,776,046
Proceeds from pre-funded warrants, net of offering costs	49,917,589	-
Payments for secondary registration statement costs	(45,805)	-
Payments for debt issuance costs	(2,716)	-
Payments for finance leases	(2,449)	(5,850)
Net cash provided by financing activities	64,911,677	120,325,141
Net change in cash and cash equivalents	6,091,217	(59,714,824)
Cash and cash equivalents:		
Beginning of period	24,571,557	84,286,381
End of period	$ 30,662,774	$ 24,571,557
Supplemental disclosure of cash flow information:		
Interest paid	$ 3,274,051	$ 1,255,280
Supplemental disclosures of non-cash investing and financing activities:		
Deferred financing costs and offering and registration statement costs included in accounts payable	$ 56,414	$ 51,020
Property and equipment included in accounts payable	13,615	-

See accompanying notes to the financial statements

CELCUITY INC.
NOTES TO FINANCIAL STATEMENTS

1. Organization

Nature of Business

Celcuity Inc., a Delaware corporation (the "Company"), is a clinical-stage biotechnology company pursuing development for oncology. The Company's lead therapeutic candidate is gedatolisib, a potent pan-PI3K and mTOR inhibitor. Its mechanism of action and pharmacokinetic properties are highly differentiated from other currently approved and investigational therapies that target PI3K or mTOR alone or together. A Phase 3 clinical trial, VIKTORIA-1, evaluating gedatolisib in combination with fulvestrant with or without palbociclib in patients with HR+/HER2- advanced breast cancer is currently enrolling patients. A Phase 1b/2 clinical trial, CELC-G-201, evaluating gedatolisib in combination with darolutamide in patients with metastatic castration resistant prostate cancer, was initiated in the first quarter of 2024 and is currently enrolling patients. The Company's CELsignia companion diagnostic platform is uniquely able to analyze live patient tumor cells to identify new groups of cancer patients likely to benefit from already approved targeted therapies. The Company was co-founded in 2012 by Brian F. Sullivan and Dr. Lance G. Laing and is based in Minnesota. The Company has not generated any revenues to date.

2. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Operating results for the year ended December 31, 2023 are not necessarily indicative of results to be expected for any future year.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with U.S. GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates and the difference could be significant. Significant items subject to such estimates and assumptions include the valuation of stock-based compensation and prepaid or accrued clinical trial costs.

Cash and Cash Equivalents

The Company maintains its accounts at two financial institutions. At times throughout the year, the Company's cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation. At December 31, 2023 and December 31, 2022, the Company had $30,662,774 and $24,571,557, respectively, in business checking accounts and money market funds that are considered cash equivalents and not insured by the Federal Deposit Insurance Corporation.

Investments

The Company maintains its investments in U.S. governmental agency securities and U.S. treasury bills and has classified them as held-to-maturity at the time of purchase. Held-to-maturity purchases are those securities in which the Company has the ability and intent to hold until maturity. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums and discounts. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security using a straight-line method. The difference between the carrying value, which is based on cost, and the aggregate fair value of the held-to-maturity securities, was immaterial as of December 31, 2023. At December 31, 2023 and December 31, 2022, the Company had $149,919,974 and $144,015,954, respectively, of short-term investments.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided over estimated useful lives using the straight-line method. Maintenance and repairs are expensed as incurred; major improvements and betterments are capitalized.

Estimated useful lives of property and equipment are as follows for the major classes of assets:

Asset Description	Estimated Lives
Furniture and Equipment	4-5
Leasehold Improvements	2-3

Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

Deferred Transaction Costs

Deferred transaction costs in 2022 primarily consist of legal fees that are capitalized as incurred and will be offset against the proceeds from future ATM offerings. The deferred transaction costs will be reviewed periodically to assess the probability that future securities will be offered. In the event that no future offering will occur, any deferred transaction costs will be expensed. Total costs incurred, but not accounted for as a reduction in equity, were $0 and $33,195 as of December 31, 2023 and 2022, respectively.

Comprehensive Loss

Comprehensive loss includes net loss as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. For all periods presented, there was no difference between net loss and comprehensive loss.

Risks and Uncertainties

The Company is subject to risks common to companies in the development stage including, but not limited to, dependency on the clinical and commercial success of its initial drug product, gedatolisib, the clinical and commercial success of its diagnostic tests, ability to obtain regulatory approval for gedatolisib and its diagnostic tests, the need for substantial additional financing to achieve its goals, uncertainty of broad adoption of its approved products, if any, by physicians and consumers, and significant competition.

Fair Value of Financial Instruments

The Company's accounting for fair value measurements of assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring or nonrecurring basis adheres to the Financial Accounting Standards Board ("FASB") fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the Company at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls, is based on the lowest level input that is significant to the fair value measurement in its entirety.

The carrying values of cash equivalents, accounts payable, accrued expenses and other financial working capital items approximate fair value at December 31, 2023 and December 31, 2022, due to the short maturity nature of these items.

Income Taxes

The Company accounts for income taxes using the asset and liability method, as required by the accounting standard for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as net operating loss and tax credit carryforwards. Deferred taxes are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in results of operations in the period that includes the enactment date. The effects of any future changes in tax laws or rates have not been considered. The Company regularly reviews deferred tax assets to assess their potential realization and establish a valuation allowance for portions of such assets to reduce the carrying value if the Company does not consider it to be more likely than not that the deferred tax assets will be realized.

The Company recognizes the impact of an uncertain tax position in its financial statements if, in management's judgment, the position is more-likely-than-not sustainable upon audit based on the position's technical merits. This involves the identification of potential uncertain tax positions, the evaluation of applicable tax laws and an assessment of whether a liability for an uncertain tax position is necessary.

Stock-Based Compensation

The Company's stock-based compensation consists of stock options and restricted stock issued to certain employees and nonemployees of the Company and the Company's 2017 Employee Stock Purchase Plan. The Company recognizes compensation expense based on an estimated grant date fair value using the Black-Scholes option-pricing method. If the factors change and different assumptions are used, the Company's stock-based compensation expense could be materially different in the future. The Company recognizes stock-based compensation expense for these options on a straight-line basis over the requisite service period. The Company has elected to account for forfeitures as they occur.

Research and Development

Research and development costs are expensed as incurred. Research and development costs amounted to $60,594,005, for the year ended December 31, 2023 and $35,289,548, for the year ended December 31, 2022.

Clinical Trial Costs

The Company records prepaid assets or accrued expenses for prepaid or estimated clinical trial costs conducted by third-party service providers, which includes the conduct of preclinical studies and clinical trials. These costs can be a significant component of the Company's research and development expenses. The Company primarily relies on a compilation of progress reports from third-party service providers, including the respective invoicing, to record actual expenses, along with determining changes to prepaid assets and accrued liabilities. To date, the Company believes utilization of third-party reports most accurately reflects expenses incurred. As the current VIKTORIA-1 Phase 3 and CELC-G-201 Phase 1b/2 trials ramp up site activation and patient enrollment, the Company's estimated expenses in future periods and actual services performed may vary from these estimates, and these estimates may become more significant. Changes in these estimates that result in material changes to the Company's prepaid assets or accrued expenses could materially affect the Company's results of operations.

Segment Data

The Company manages its operations as a single segment for the purposes of assessing performance and making operating decisions.

3. Liquidity

Based on the Company's cash and cash equivalents and short-term investments on hand at December 31, 2023 of $30,662,774 and $149,919,974, respectively, the Company believes that its cash and short-term investments will be sufficient to fund the Company's current operating plan through at least the next 12 months from the issuance date of this Annual Report.

4. Net Loss Per Common Share

Basic and diluted net loss per common share is determined by dividing net loss attributable to common stockholders by the weighted-average common shares outstanding during the period. For all periods presented, the common shares underlying the preferred stock, options, warrants, and restricted stock have been excluded from the calculation because their effect would be anti-dilutive. Therefore, the weighted-average shares outstanding used to calculate both basic and diluted loss per common share are the same.

The following table summarizes the potentially-dilutive shares excluded from the diluted weighted-average shares outstanding:

	December 31,	
	2023	**2022**
Potentially-dilutive shares excluded from diluted weighted-average shares outstanding:		
Preferred stock on an as-if-converted to common stock	8,541,340	11,208,730
Options to purchase common stock	2,815,392	1,976,586
Warrants to purchase common stock	7,263,733	7,266,102
Restricted common stock	1,958	3,273
Total	18,622,423	20,454,691

Pre-funded warrant shares of 5,747,787 are included in the computation of basic and diluted net loss per share for the year ended December 31, 2023, as the pre-funded warrants are issuable for nominal consideration.

In accordance with ASU 2021-04, for purposes of calculating basic and diluted net loss per share for the year ended December 31, 2022, the reported net loss was increased by approximately $272,000 related to the deemed dividend resulting from the amendment to the warrant agreement as further discussed in Note 10. This adjustment increased the basic and diluted net loss per share by $0.02 for the year ending December 31, 2022.

5. Investments

The following table summarizes the Company's held-to-maturity investment securities at amortized cost as of December 31, 2023 and 2022:

	December 31, 2023			
	Amortized Cost, as Adjusted	**Gross Unrealized Holding Gains**	**Gross Unrealized Holding Losses**	**Estimated Fair Value**
U.S. Treasury Bills	$ 149,919,974	$ 30,995	$ -	$149,950,969
Total	$ 149,919,974	$ 30,995	$ -	$149,950,969

	December 31, 2022			
	Amortized Cost, as Adjusted	**Gross Unrealized Holding Gains**	**Gross Unrealized Holding Losses**	**Estimated Fair Value**
Governmental Agency Securities	$ 46,230,893	$ 29,517	$ -	$ 46,260,410
U.S. Treasury Notes	97,785,061	41,639	-	97,826,700
Total	$ 144,015,954	$ 71,156	$ -	$144,087,110

The fair value of the Company's held-to-maturity debt securities are determined based upon inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, and are classified as level 2 fair value instruments.

6. Other Current Assets

Other current assets consisted of the following at December 31:

	2023	2022
Current:		
Prepaid clinical trial	$ 8,763,150	$ 5,656,737
Miscellaneous receivable	805,882	-
Other	281,364	351,073
Prepaid directors & officers' insurance	157,453	173,416
Prepaid research & development	-	421,800
Total	$ 10,007,849	$ 6,603,026

7. Property and Equipment

Property and equipment consisted of the following at December 31:

	2023	2022
Furniture and equipment	$ 1,788,195	$ 1,676,935
Leasehold improvements	302,577	302,577
	2,090,772	1,979,512
Less: Accumulated depreciation	(1,861,990)	(1,719,218)
Total	$ 228,782	$ 260,294

Depreciation expense was $142,772 and $210,918 for the years ended December 31, 2023 and 2022, respectively.

8. Accrued Expenses

Accrued expenses consisted of the following at December 31:

	2023	2022
Clinical trial costs	$ 6,464,772	$ 2,246,573
Accrued compensation	1,763,316	929,216
Other	641,512	845,524
Employee stock purchase plan	57,494	38,967
Total	$ 8,927,094	$ 4,060,280

9. Commitments

Operating and Finance Leases

The Company leases its corporate space in Minneapolis, Minnesota, with an operating lease in place through April 30, 2026. The lease provides for monthly rent, real estate taxes, and operating expenses. Rent expense is recorded on a straight-line basis over the lease term. In March 2023, the Company signed the fourth amendment to extend this lease through April 30, 2026. This amendment provides for monthly rent, real estate taxes and operating expenses. The Company recorded an incremental $355,578 in the operating right-of-use ("ROU") asset and lease liability pertaining to this amendment.

In May 2018, the Company entered into a non-cancelable finance lease agreement for office equipment with a five-year term. The underlying assets are included in furniture and equipment. The lease contains a bargain purchase option at the end of the lease. The finance lease expired in May 2023 and the equipment was acquired for the bargain purchase option price.

When an implicit rate is not provided, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments.

Supplemental balance sheet information consisted of the following at December 31, 2023:

Operating Lease

Right-of-use assets	$	400,019

Operating lease liability	$	410,872
Less: short term portion		(184,950)
Long term portion	$	225,922

Maturity analysis under lease agreements consisted of the following as of December 31, 2023:

		Operating Leases
2024	$	213,537
2025		220,389
2026		74,170
Total minimum lease payments		508,096
Less: Present value discount		(97,224)
Present value of net minimum lease payments	$	410,872

Weighted Average	Remaining Lease Term	Discount Rate
Operating lease	2.3 years	10.5%

Lease costs for the period ended December 31:

		2023		2022
Operating lease cost	$	212,238	$	197,767
Finance lease cost:				
Amortization		2,411		5,786
Interest		4		39
Variable lease cost		101,957		81,077
	$	316,610	$	284,669

Supplemental cash flow information related to leases period ended December 31:

		2023		2022
Cash paid for amounts included in operating and finance leases:				
Operating cash outflow from operating leases	$	308,914	$	282,086
Operating cash outflow from finance leases		4		39
Financing cash outflow from finance leases		2,449		5,850
	$	311,367	$	287,975

Clinical Research Studies

The Company enters into contracts in the normal course of business to conduct research and development programs internally and through third parties that include, among others, arrangements with vendors, consultants, CMO's, and CRO's. The Company currently has three Phase 2 clinical trial agreements in place to evaluate targeted therapies selected with one of our CELsignia tests. Timing of milestone payments related to the Phase 2 clinical trials are uncertain and the contracts generally provide for termination following a certain period after notice, therefore the Company believes that non-cancelable obligations under the agreements are not material. The Company also has a license agreement in place with Pfizer to research, develop, manufacture and commercialize gedatolisib. In conjunction with the license agreement, the Company continued a Phase 1b study – B2151009 related to gedatolisib. These patients subsequently transitioned to an Expanded Access study – CELC-G-001. Contracts related to the Phase 1B study and the Expanded Access study, are generally based on time and material. In addition, contracts related to the Company's Phase 3 clinical study (VIKTORIA-1) and Phase 1b/2 clinical study (CELC-G-201) are generally cancelable with reasonable notice within 120 days and the Company's obligations under these contracts are primarily based on services performed through termination dates plus certain cancelation charges, if any, as defined in each of the respective agreements. In addition, these agreements may, from time to time, be subjected to amendments as a result of any change orders executed by the parties. As of December 31, 2023, the Company had two material non-cancelable contractual commitment with respect to these arrangements, which totaled approximately $2.1 million.

10. Stockholders' Equity

Capital Stock

At December 31, 2022, the Company's authorized capital stock consisted of 65,000,000 shares of common stock, of which 21,667,250 shares were outstanding, and 2,500,000 shares of preferred stock, including 1,850,000 shares designated as Series A Preferred Stock, of which 1,120,873 shares were outstanding.

On May 16, 2022, the Company designated 1,850,000 shares of the authorized preferred stock as Series A Convertible Preferred Stock ("Series A Preferred Stock"). The Series A Preferred Stock is non-voting, and each share is convertible at the option of the holder, subject to certain limitations, into 10 shares of common stock. Holders of Series A Preferred Stock are entitled to receive dividends, on an as-if-converted-to-common stock basis, when, as and if, and in the same form as, dividends are actually paid on the common stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, or in the event of a Deemed Liquidation Event (as defined in the Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock), the holders of Series A Preferred Stock are entitled to be paid from assets of the Company available for distribution to its stockholders, before any payment is made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the original issue price ($5.75 on an as-converted-to-common stock basis), plus all accrued and unpaid dividends and (ii) the amount that the holder would have been entitled to receive at such time if the Series A Preferred Stock were converted into common stock. The Company may not, without the consent of holders of a majority of the outstanding shares of Series A Preferred Stock, amend its charter in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock or issue or obligate itself to issue shares of any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company and the payment of dividends.

On March 31, 2023, one of the Company's preferred shareholders elected to convert 25,000 shares of Series A Convertible Preferred Stock into 250,000 shares of Common Stock, in accordance with the Securities Purchase Agreement dated May 15, 2022. The cost basis of the shares transferred is $5.75.

On June 29, 2023, one of the Company's preferred shareholders elected to convert 10,000 shares of Series A Convertible Preferred Stock into 100,000 shares of Common Stock, in accordance with the Securities Purchase Agreement dated May 15, 2022. The cost basis of the shares transferred is $5.75.

On September 21, 2023, one of the Company's preferred shareholders elected to convert 25,000 shares of Series A Convertible Preferred Stock into 250,000 shares of Common Stock, in accordance with the Securities Purchase Agreement dated May 15, 2022. The cost basis of the shares transferred is $5.75.

On October 16, 2023, one of the Company's preferred shareholders elected to convert 181,739 shares of Series A Convertible Preferred Stock into 1,817,390 shares of Common Stock, in accordance with the Securities Purchase Agreement dated May 15, 2022. The cost basis of the shares transferred is $5.75.

On December 12, 2023, one of the Company's preferred shareholders elected to convert 25,000 shares of Series A Convertible Preferred Stock into 250,000 shares of Common Stock, in accordance with the Securities Purchase Agreement dated May 15, 2022. The cost basis of the shares transferred is $5.75.

At December 31, 2023, the Company's authorized capital stock consisted of 65,000,000 shares of common stock, of which 25,506,012 shares were outstanding, and 2,500,000 shares of preferred stock, including 1,850,000 shares designated as Series A Preferred Stock, of which 854,134 shares were outstanding. As of December 31, 2023, no dividends have been declared on the Company's capital stock.

Sale and Issuance of Stock

On February 4, 2022, the Company entered into an Open Market Sale Agreement[SM] with Jefferies LLC, as agent ("Jefferies"), pursuant to which the Company may offer and sell, from time to time, through Jefferies, shares of common stock having an aggregate offering price of up to $50,000,000. The Company will pay Jefferies a commission equal to 3.0% of the aggregate gross proceeds from each sale of such shares. On October 12, 2022, pursuant to the above agreement, the Company sold 500,000 shares of common stock in a single transaction at a price of $10.35 per share, generating gross proceeds of $5.2 million before deducting commissions and other offering expenses of $0.4 million.

On December 9, 2022, the Company issued 6,182,574 shares of common stock, 1,120,873 shares of Series A Preferred Stock and warrants exercisable for 6,956,450 shares of common stock to certain institutional and other accredited investors pursuant to a securities purchase agreement entered into on May 15, 2022. Pursuant to the securities purchase agreement, the closing (funding) of the private placement occurred following dosage of the first patient in the Company's Phase 3 study, VIKTORIA-1. Investors purchased shares of common stock and Series A Preferred Stock at a price of $5.75 per share (on an as converted to common stock basis), with forty percent (40%) warrant coverage (on an as converted to common stock basis) and customary resale registration rights. The private placement generated gross proceeds of approximately $100 million before deducting placement agent fees and other offering expenses of $4.3 million.

On December 1, 2023, pursuant to an Open Market Sale Agreement[SM] with Jefferies LLC, as agent, the Company sold 1,034,500 shares of common stock in a single transaction at a price of $14.50 per share, generating gross proceeds of $15 million before deducting commissions and other offering expenses of $0.6 million.

Pre-Funded Warrants

On October 18, 2023, the Company entered into a securities purchase agreement (the "Securities Purchase Agreement") with certain investors (the "Investors") pursuant to which the Company agreed to sell to the Investors in a private placement pre-funded warrants to purchase up to 5,747,787 shares of the Company's common stock, par value $0.001 per share. Each Warrant to purchase one share has a purchase price of $8.699 per share, and an exercise price of $0.001 per share for the Common Stock issuable upon exercise of the Warrant.

The closing of the Private Placement occurred on October 20, 2023, and resulted in gross proceeds to the Company of approximately $50 million, before deducting offering expenses of approximately $0.1 million.

Each Warrant is immediately exercisable and will not expire. Under the terms of the Warrants, the Company may not effect the exercise of any such Warrant, and a holder will not be entitled to exercise any portion of any Warrant, if, upon giving effect to such exercise, the aggregate number of shares of Common Stock beneficially owned by the holder (together with its affiliates, other persons acting or who could be deemed to be acting as a group together with the holder or any of the holder's affiliates, and any other persons whose beneficial ownership of Common Stock would or could be aggregated with the holder's or any of the holder's affiliates for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) would exceed 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the exercise, as such percentage ownership is calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the Securities and Exchange Commission (the "Maximum Percentage"). A holder may reset the Maximum Percentage to a higher percentage (not to exceed 19.99%), effective 61 days after written notice to the Company, or a lower percentage, effective immediately upon written notice to the Company. Any such increase or decrease will apply only to that holder and not to any other holder of Warrants.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company, other obligations of the parties and termination provisions.

Warrants

At December 31, 2023:

Issue Date	Expiration Date	# of Warrants Outstanding	Exercise Price		Offering
1/21/2016	1/14/2026	33,719	$	7.56	private placement offering - issued to placement agent
5/2/2016	5/2/2026	21,530	$	7.56	private placement offering - issued to placement agent
4/28/2017	4/28/2027	33,250	$	8.42	private placement offering - issued to placement agent
5/17/2017	5/17/2027	15,365	$	8.42	private placement offering - issued to placement agent
9/22/2017	9/22/2024	107,377	$	9.50	purchasers of convertible notes
9/22/2017	9/19/2025	70,000	$	10.45	IPO - issued to underwriter
4/8/2021	4/8/2031	26,042	$	14.40	debt financing - issued to lender
12/9/2022	see below	6,956,450	$	8.05	securities purchase agreement - issued to institutional and other accredited investors
10/18/2023	see above	5,747,787	$	0.001	private placement offering - issued to investors
Total Warrants Outstanding		**13,011,520**			

On December 9, 2022, in connection with entering into a securities purchase agreement on May 15, 2022, the Company issued warrants to certain institutional and other accredited investors to purchase 6,956,450 shares of the Company's common stock at a price of $8.05. The warrants may be exercised at any time or from time to time on or after the date of issuance and on or before the earlier of (i) 5:00 p.m. (New York City time) on December 9, 2027 or (ii) seventy-five (75) days after the Company publicly announces (x) whether the progression-free survival (PFS) of gedatolisib in combination with palbociclib and fulvestrant (Arm A) to fulvestrant (Arm C) in the Phase 3 study met its primary endpoint target, (y) whether the PFS of gedatolisib in combination with fulvestrant (Arm B) to fulvestrant (Arm C) in the Phase 3 study met its primary endpoint target, and (z) the associated hazard ratios and median PFS values for each of Arm A, Arm B, and Arm C. The warrants are equity classified and the $21.8 million of fair value allocated to the warrants is reflected as Additional Paid-in Capital.

On September 13, 2022, the Company entered into a First Amendment to Representative's Warrant (the "Warrant Amendment") with Craig-Hallum Capital Group LLC ("Craig-Hallum"), amending the terms of that certain Representative's Warrant, dated September 22, 2017 (the "Representative's Warrant") issued by the Company to Craig-Hallum in connection with the Company's initial public offering. Under the terms of the Warrant Amendment, (i) the number of shares of the Company's common stock issuable upon exercise of the Representative's Warrant was reduced from 138,000 shares to 70,000 shares, and (ii) the exercise period of the Representative's Warrant was extended three years to September 19, 2025. There were no other material amendments or modifications to the Representative's Warrant. The estimated incremental fair value of the Representative's Warrant at the date of amendment was $271,988. As the Company has an accumulated deficit balance in Retained Earnings, the incremental impact will be recorded as a deemed dividend, classified within Additional Paid-in Capital.

At December 31, 2023 and 2022, the Company had warrants to purchase 13,011,520 and 7,266,102 shares of common stock outstanding, at a weighted average exercise price of $4.53 and $8.12, respectively. A total of 2,369 and zero warrants were exercised in the years ended December 31, 2023 and 2022, respectively.

11. Stock-Based Compensation

2012 Equity Incentive Plan

The 2012 Equity Incentive Plan, as amended, was adopted by the Company's board and approved by the members of Celcuity LLC on August 10, 2012. The Company reserved a maximum of 625,000 shares of common stock for issuance under the 2012 Equity Incentive Plan. The 2012 Equity Incentive Plan provides for options, restricted stock awards, performance stock awards or stock bonuses. The exercise price of each option granted under the 2012 Equity Incentive Plan is not less than 100% of the fair market value of one share on the date of grant. The maximum permitted term of options granted under the 2012 Equity Incentive Plan is ten years. The Company's board administers the 2012 Equity Incentive Plan and determines the provisions of incentive awards, including eligible recipients, number of shares subject to an incentive award, exercise price, vesting schedule, duration of an incentive award and other restrictions an incentive award may be subject to. The 2012 Equity Incentive Plan was frozen on September 6, 2017 and any new awards will be issued under the terms of the 2017 Amended and Restated Stock Incentive Plan.

2017 Stock Incentive Plan

The 2017 Amended and Restated Stock Incentive Plan (the "2017 Plan") was adopted by the Company's board on September 6, 2017, became effective following the corporate conversion on September 15, 2017, and was approved by stockholders at the Company's annual stockholder meeting on May 10, 2018. The 2017 Plan was amended and approved by stockholders at the Company's annual stockholder meeting on May 14, 2020. The Company initially reserved a maximum of 750,000 shares of common stock for issuance under the 2017 Plan. The number of shares reserved for issuance was automatically increased by 216,673 and 149,189 shares on January 1, 2023 and 2022, respectively and will increase automatically on January 1 of each of 2024 through 2027 by the number of shares equal to 1.0% of the aggregate number of outstanding shares of Company common stock as of the immediately preceding December 31. However, the Company's board may reduce the amount of the increase in any particular year. At the Annual Meeting held on May 12, 2021 and May 12, 2022, the stockholders approved a one-time, 500,000 increase each year for a total of 1,000,000 increase, to the number of shares reserved for issuance under the 2017 Plan. At the Annual Meeting held on May 11, 2023, the stockholders approved a one-time, 1,500,000 increase to the number of shares reserved for issuance under the 2017 Plan. The 2017 Plan provides for options, restricted stock awards, stock appreciation rights, restricted stock units, performance awards and stock bonuses. The exercise price of each option granted under the 2017 Plan is not less than 100% of the fair market value of one share on the date of grant. The maximum permitted term of options granted under the 2017 Plan is ten years. The 2017 Plan is generally administered by the compensation committee of the Company's board, which has the authority to interpret the 2017 Plan, grant awards and make all other determinations necessary for the administration of the 2017 Plan.

The following table summarizes the activity for all stock options outstanding for the years ended December 31:

	2023		2022	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	1,976,586	$ 6.34	1,315,321	$ 11.97
Granted	1,003,298	10.69	843,797	7.64
Exercised	(98,695)	3.94	(29,597)	5.15
Forfeited	(65,797)	7.45	(152,935)	9.70
Balance at December 31:	2,815,392	$ 7.95	1,976,586	$ 6.34
Options exercisable at December 31:	1,524,731	$ 6.44	995,629	$ 5.91
Weighted Average Grant Date Fair Value for options granted during the period:		$ 7.48		$ 5.22

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2023:

	Options Outstanding				Options Exercisable		
Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value		Options Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value
2,815,392	7.95	$ 7.95	$ 18,740,216		1,524,731	$ 6.44	$ 12,478,244

The Company recognized stock-based compensation expense for stock options of $4,716,475 and $4,415,415 for the years ended December 31, 2023 and 2022, respectively. In May 2022, the Company modified the exercise price on 776,324 stock option awards to $5.50, the closing market price on the Nasdaq Capital Market on May 17,2022. The effect of this modification on stock-based compensation was $134,000 and $517,000 for the years ended December 31, 2023 and 2022, respectively. The effect of this modification on stock-based compensation over the remaining service period will be approximately $163,000. In December 2021, the Company modified the exercise price on 311,000 stock option awards to $13.44, the closing market price on the Nasdaq Capital Market on December 15, 2021. No director or officer awards were modified. The effect on stock-based compensation was $65,000 and $92,000 for the years ended December 31, 2023 and 2022, respectively. The effect on stock-based compensation over the remaining service period will be approximately $98,000. In May 2020, the Company modified the exercise price on 203,750 stock option awards to $5.10, the closing market price on the Nasdaq Capital Market on May 14, 2020. No director or officer awards were modified. The effect on stock-based compensation was $19,000 and $38,000 for the years ended December 31, 2023 and 2022, respectively. The effect on stock-based compensation over the remaining service period is not material.

The Black-Scholes option-pricing model was used to estimate the fair value of equity-based awards with the following weighted-average assumptions for the years ended December 31:

	2023	2022
Risk-free interest rate	3.41% - 4.86%	1.68% - 4.22%
Expected volatility	77.1% - 79.8%	76.2% - 79.6%
Expected life (years)	5.25 to 6.08	5.29 to 6.25
Expected dividend yield	0%	0%

The inputs for the Black-Scholes valuation model require management's significant assumptions. Prior to the Company's initial public offering, the price per share of common stock was determined by the Company's board based on recent prices of common stock sold in private offerings. Subsequent to the initial public offering, the price per share of common stock is determined by using the closing market price on the Nasdaq Capital Market on the grant date. The risk-free interest rates are based on the rate for U.S. Treasury securities at the date of grant with maturity dates approximately equal to the expected life at the grant date. The expected life is based on the simplified method in accordance with the SEC Staff Accounting Bulletin Nos. 107 and 110. The expected volatility is estimated based on historical volatility information of peer companies that are publicly available in combination with the Company's calculated volatility since being publicly traded.

All assumptions used to calculate the grant date fair value of non-employee options are generally consistent with the assumptions used for options granted to employees. In the event the Company terminates any of its consulting agreements, the unvested options issued in connection with the agreements would also be cancelled.

The Company had 1,958 and 3,273 shares of restricted stock outstanding at December 31, 2023 and 2022, respectively, and 3,273 and 3,214 shares of restricted stock vested during the years ended December 31, 2023 and 2022, respectively. The Company recognized stock-based compensation expense for restricted stock of $18,499 and $41,431 for the years ended December 31, 2023 and 2022, respectively.

The total remaining shares available for grant under the Company's 2017 Plan as of December 31, 2023 was 1,019,149.

Total unrecognized compensation cost related to stock options and restricted stock is estimated to be recognized at December 31:

2024	$ 4,075,020
2025	2,770,901
2026	1,819,779
2027	906,379
Total estimated compensation cost to be recognized	$ 9,572,079

2017 Employee Stock Purchase Plan

The Company's 2017 Employee Stock Purchase Plan (the "ESPP") was adopted by the Company's board on September 6, 2017 and approved by stockholders at the Company's annual stockholder meeting on May 10, 2018. The Company initially reserved a total of 100,000 shares for issuance under the ESPP. The number of shares reserved for issuance was automatically increased by 108,337 and 74,595 shares on January 1, 2023 and 2022, respectively and will increase automatically on each subsequent January 1 by the number of shares equal to 0.5% of the total outstanding number of shares of Company common stock as of the immediately preceding December 31. However, the Company's board may reduce the amount of the increase in any particular year. The total remaining shares available for issuance under the employee stock purchase plan as of December 31, 2023 is 266,635.

The ESPP provides participating employees with an opportunity to purchase shares of the Company's common stock at a discount through payroll deductions. The ESPP is available to all employees unless they are employed for less than 20 hours per week or own 5% or more of the total combined voting power or value of the Company's common stock. The ESPP is administered using overlapping 24 month offering periods, referred to as an Offering Period. Each Offering Period has four six-month purchase periods. A new Offering Period and purchase period begin every six months on May 1 and November 1 of each year. Participating employees may purchase common stock, on a voluntary after tax-basis, at a price equal to 85% of the fair market value of a share of common stock on either the offering date or the purchase date, whichever is lower. If the purchase date has a lower price, the employee will automatically be placed in the Offering Period beginning immediately after the purchase date. The Company recognized stock-based compensation expense related to the ESPP of $166,460 and $181,359 for the years ended December 31, 2023 and 2022, respectively.

The Company recognized total stock-based compensation expense as follows for the years ended December 31:

	Years Ended December 31:	
	2023	**2022**
Stock-based compensation expense in operating expenses:		
Research and development	$ 2,700,318	$ 2,563,291
General and administrative	2,201,116	2,074,914
Total	$ 4,901,434	$ 4,638,205

12. Debt

On April 8, 2021, the Company entered into a loan and security agreement (the "Loan Agreement") with Innovatus Life Sciences Lending Fund I, LP, a Delaware limited partnership ("Innovatus") in its capacity as Collateral Agent and sole Lender. The Lender agreed to loan up to $25 million in three tranches consisting of (i) a $15.0 million non-contingent term A loan that was funded on April 8, 2021, (ii) a $5 million term B loan with a deadline of March 31, 2022 and (iii) a $5 million term C loan to be funded upon request, subject to our ability to achieve certain milestones, no later than March 31, 2023 (collectively the "Term Loans").

The Loan Agreement also contains certain events of default, warranties and covenants of the Company. In connection with each funding of the Term Loans, the Company is required to issue Innovatus a warrant (the "Warrants") to purchase a number of shares of the Company's stock equal to 2.5% of the principal amount of the relevant Term Loan funded divided by the exercise price, which will be based on the lower of (i) $14.40 per share or (ii) the volume weighted price per share of the Company's stock for the five-trading day period ending on the last trading day immediately preceding the funding date of the Term B or Term C Loan, as applicable. The warrants may be exercised on a cashless basis and are immediately exercisable through the tenth anniversary of the applicable funding date. In connection with the first tranche of the Term Loans, the Company issued a warrant to Innovatus to purchase 26,042 shares of the Company's common stock at an exercise price of $14.40 per share. The Company evaluated the warrant under ASC 470, debt, and recognized an additional debt discount of approximately $0.3 million based on the relative fair value of the base instruments and warrants. The Company calculated the fair value of the warrant using the Black-Scholes model. In connection with the funding of the first tranche of the Term Loans, a final fee of approximately $0.7 million was recorded as additional principal as a debt discount, and a facility fee of approximately $0.1 million was recorded as additional debt discount. The Company is also required to maintain a minimum cash balance in agreement with the term loans' default terms.

On August 9, 2022, the Company amended the Loan Agreement. Under the amended Loan Agreement, Innovatus, as Lender, has agreed to loan up to $75 million, a $50 million increase from the original Loan Amount, in five tranches consisting of: (i) a $15 million term A loan that was funded on April 8, 2021 upon entering into the original Loan Agreement, (ii) a $20 million term B loan to be funded upon request of the Company no later than December 31, 2023, with such funding conditioned upon the closing of the Company's $100 million private placement announced on May 16, 2022, (iii) a $10 million term C loan to be funded upon request of the Company no later than April 1, 2024, (iv) a $20 million term D loan to be funded upon request of the Company no later than November 1, 2024, and (v) a $10 million term E loan to be funded upon request of the Company no later than February 28, 2025. As of December 31, 2023, term loans totaling $35 million are outstanding under the Loan Agreement, including the initial Term A loan of $15 million which was funded on April 8, 2021, and a $20 million Term B loan which was funded on December 22, 2022 following the closing of the $100 million private placement described above. Funding of the term C, D, and E loans are conditioned upon satisfaction of certain clinical trial milestones and certain financial covenants determined on a pro forma as-funded basis. In connection with the original and amended Loan Agreement and the funding of the first and second tranche of the Term Loans, the Company incurred debt issuance costs of approximately $1.1 million. The debt issuance costs and the debt discount are amortized to interest expense using the effective interest method over the life of the Term Loans. The carrying value of the debt approximates fair value as of December 31, 2023.

Under the amended Loan Agreement, Innovatus has the right, at its election and until August 9, 2025, the third anniversary of the loan amendment date, to convert into Common Stock up to (1) 20% of the outstanding principal amount of term A loan, and (ii) an additional 7% of the amount by which the aggregate principal amount of the funded term B, C, D, and E loans exceed $35 million, provided that the aggregate outstanding principal amount of all term loans is at least $35 million, which such conversion based upon a price per share equal to $10.00. No additional warrants are required to be issued under the funding of term B, C, D, and E.

The Company is entitled to make interest-only payments for forty-eight months, or up to sixty months from the original Loan Agreement date if certain conditions are met. The Term Loans will mature on April 8, 2027, the sixth anniversary of the initial funding date, and will bear interest at a rate equal to the sum of (a) the greater of (i) Prime Rate (as defined in the amended Loan Agreement) or (ii) 3.25%, plus 5.7%. Additionally, the Company elected to make 4.95% of the interest rate as payable in-kind, which shall accrue as principal monthly. The Amended Loan Agreement includes certain other fees, such as a final fee of 4.5% of the funded loan amounts not converted into equity by the lender, which apply if prepayment, an event of default, or change of control occurs prior to August 9, 2025, the third anniversary of the Amendment date. Subject to certain other conditions, no final fee will be payable after August 9, 2025. The Company has the option to prepay the loan at any time following the first anniversary of the amended loan agreement date, with tiered prepayment fees ranging from 0 to 1% based on when the prepayment occurs. Upon a change in control or event of default, mandatory prepayment will be required, and if such an event occurs prior to the first anniversary of the Amendment date, an additional prepayment fee of 3.0% applies.

The amended Loan Agreement remains secured by all assets of the Company. Proceeds will be used for working capital purposes and to fund the Company's general business requirements. The amended Loan Agreement contains customary representations and warranties and covenants, subject to customary carve outs, and includes financial covenants related to or based upon liquidity, trailing twelve months revenue and the funded loan amounts.

Long-term debt consisted of the following at December 31, 2023 and 2022:

	2023	2022
Note payable	$ 35,000,000	$ 35,000,000
Add: PIK interest (added to principal)	2,565,660	755,075
Less: unamortized debt issuance costs	(480,810)	(707,001)
Less: unamortized debt discount	(49,439)	(65,000)
Total long-term debt	$ 37,035,411	$ 34,983,074

Future principal payments are as follows:

	Years Ending December 31,
2025	$ 14,087,122
2026	18,782,830
2027	4,695,708
Total	$ 37,565,660

13. Income Taxes

Following the conversion of Celcuity LLC to Celcuity Inc. on September 15, 2017, Celcuity Inc. began filing federal and state returns where required. No income tax benefit was recorded for the years 2023 and 2022, due to net losses and recognition of a valuation allowance. The following table presents a reconciliation of the tax expense computed at the statutory federal rate and the Company's tax expense for the years ending December 31:

	2023	2022
Tax benefit at statutory federal rate	$ (13,394,000)	$ (8,478,000)
State income tax benefit, net of federal tax effect	(82,000)	(64,000)
Change in valuation allowance on deferred tax assets	13,542,000	9,543,000
Research & Development Credits	(550,000)	(1,347,000)
Other permanent items	484,000	346,000
Income tax benefits	$ -	$ -

Deferred income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax assets relate primarily to its net operating loss carryforwards and other balance sheet basis differences. In accordance with ASC 740, "Income Taxes," the Company recorded a valuation allowance to fully offset the net deferred tax asset, because it is more likely than not that the Company will not realize future benefits associated with these deferred tax assets at December 31, 2023. The tax effects of temporary differences and carryforwards that give rise to significant portions of the deferred tax assets are at December 31:

	2023	2022
Deferred tax assets (liabilities):		
Accrued expenses	$ 207,000	$ 103,000
Share-based compensation	2,141,000	1,419,000
Property and equipment	393,000	364,000
Right-of-use assets	(85,000)	(52,000)
Lease liability	87,000	53,000
IRC 174 Expenditures	13,900,000	3,326,000
Start-up expenditures	11,029,000	10,333,000
Net operating losses and tax credits	8,461,000	7,045,000
Valuation allowance	(36,133,000)	(22,591,000)
Net deferred tax assets	$ -	$ -

At December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $25.9 million and $0.7 million, respectively. The federal and state net operating loss carryforwards for 2017 will begin to expire in the year ending December 31, 2037. The federal net operating loss carryforwards starting in 2018 have no expiration. These deferred tax assets were subject to a full valuation allowance as of December 31, 2023 and December 31, 2022.

At December 31, 2023, the Company had federal and state research and development tax credit carryforwards resulting in deferred tax assets of approximately $2.0 million and $1.3 million, respectively. The federal and state credit carryforwards will begin to expire in the years ending December 31, 2038 and December 31, 2033, respectively. These deferred tax assets were subject to a full valuation allowance as of December 31, 2023 and December 31, 2022.

Under the provisions of Section 382 of the Internal Revenue Code of 1986, certain substantial changes in the Company's ownership, including a sale of the Company, or significant changes in ownership due to sales of equity, may limit in the future the amount of net operating loss carryforwards available to offset future taxable income.

The Company recognizes uncertain tax positions in accordance with ASC 740 on the basis of evaluating whether it is more-likely-than not that the tax positions will be sustained upon examination by tax authorities. For those tax positions that meet the more-likely-than not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement. As of December 31, 2023, and 2022, the Company has no significant uncertain tax positions. There are no unrecognized tax benefits included on the balance sheet that would, if recognized, impact the effective tax rate. The Company does not anticipate there will be a significant change in unrecognized tax benefits within the next 12 months.

Prior to the conversion, Celcuity was a limited liability company and therefore was taxed as a partnership for income tax purposes. Accordingly, no benefit for income taxes was recorded prior to the conversion.

For years prior to 2020, the Company is no longer subject to U.S. federal or state income tax examinations and remains open for the unutilized tax attributes as of December 31, 2023, carried forward from these years. The Company's policy is to recognize interest and penalties related to uncertain tax positions as a component of general and administrative expenses.

14. Subsequent Event

In March 2024, an investor exercised 1,739,080 warrants at an exercise price of $8.05, which generated approximately $14 million in cash. The warrants were issued pursuant to a private placement that closed and was funded on December 9, 2022.

ITEM 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None.

ITEM 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2023. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2023, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO – 2013") in Internal Control-Integrated Framework. Based on this assessment, our Chief Executive Officer and Chief Financial Officer concluded that our system of internal control over financial reporting was effective as of such date.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to our designation as a small reporting company or SRC and Non-Accelerated filer.

Changes in Internal Control over Financial Reporting

There were no changes to our system of internal control over financial reporting during the three months ended December 31, 2023 and during the subsequent time period through the filing of this Annual Report that have materially affected, or are reasonably likely to materially affect, our system of controls over financial reporting.

ITEM 9B. Other Information

During the three months ended December 31, 2023, none of our directors or officers adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408 of Regulation S-K.

ITEM 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

ITEM 10. Directors, Executive Officers and Corporate Governance

Directors

Brian F. Sullivan, age 62, is our co-Founder and has served as Chairman of the Board and Chief Executive Officer since we commenced operations in 2012. Mr. Sullivan has over 30 years of experience founding and building successful, high growth technology companies. He was Chairman and CEO of SterilMed, a medical device reprocessing company, from 2003, when he led an investment group to acquire a majority interest, until its sale to Ethicon Endo-Surgery Inc., a Johnson & Johnson company, for $330 million in 2011. Previously, he was co-founder and Chief Executive Officer of Recovery Engineering, a filtration company, which he took public and subsequently sold to Procter & Gamble for $265 million in 1999. Mr. Sullivan previously served on the board of directors of two publicly-held companies, Entegris, Inc. and Virtual Radiologic Inc. Mr. Sullivan has received nine U.S. patents and has several pending. He graduated *magna cum laude* with distinction from Harvard College with an A.B. in economics. Among other attributes, skills, and qualifications, the board of directors believes Mr. Sullivan is uniquely qualified to serve as a director based on his extensive operational and business development experience, and his knowledge in building stockholder value, growing a company from inception and navigating significant corporate transactions and the public company process.

Lance G. Laing, Ph.D., age 62, is our co-Founder and has served as Chief Science Officer, Vice President, Secretary and Director since we commenced operations in 2012. Dr. Laing's career spans more than 20 years in drug discovery research and technology development. He received his doctorate in biophysics and biochemistry from The Johns Hopkins University and completed a National Institutes of Health post-doctoral fellowship at Washington University Medical School. He has received 24 U.S. patents and has several U.S. patents pending. His drug discovery research career began at Scriptgen/Anadys Pharmaceuticals (purchased by Novartis), where he worked under Professor Peter Kim, who became President of Merck Research. He also was Director of Chemistry and Bioapplications and Director of Detection Product Development for two companies that each developed instruments similar to those Celcuity uses to perform the CELsignia tests. His work at these two instrument companies gave him unique expertise and experience in developing a variety of patented applications for these instruments. Most recently, he served as an executive director for an international drug discovery and development company. Among other attributes, skills, and qualifications, the board of directors believes Dr. Laing is uniquely qualified to serve as a director based on his significant research, medical and scientific expertise.

Richard E. Buller, M.D., Ph.D., age 74, was appointed to Celcuity's board of directors in December 2019. Dr. Buller has over 15 years of experience leading oncology clinical development and translational medicine departments at major pharmaceutical companies. He has participated in the development of 15 drugs and several companion diagnostics that received U.S. FDA approval. Dr. Buller most recently served as Head Oncology Clinical Development and Vice President of Translational Oncology at Pfizer, Inc, one of the world's largest pharmaceutical companies, until he retired in 2016. He had previously served as Vice President of Translational Medicine at Exelixis, a leading biopharmaceutical company, where he led efforts to study patients selected by molecular testing for inclusion in their phase 2 and phase 3 clinical trials. He began his pharmaceutical company career at GlaxoSmithKline as Director of the Oncology Medicine Development Center. Prior to his leadership positions in drug development, he was Professor of Gynecologic Oncology at the University of Iowa, where he led laboratory research focused on identifying genomic variants involved in ovarian cancer. He received his M.D. from the Baylor College of Medicine, where he also received his Ph.D. in cell biology. Among other attributes, skills, and qualifications, the board of directors believes Dr. Buller is uniquely qualified to serve as a director based on his oncology drug and diagnostic development expertise.

David F. Dalvey, age 65, has served as a member of Celcuity's board of directors since February 2014. Mr. Dalvey has more than 30 years of experience in the fields of corporate finance and venture capital, working primarily with growth-oriented technology and life-science businesses. He has over 10 years of corporate finance advisory experience with two national investment banks, completing over 150 individual transactions. He has been the General Partner of Brightstone Venture Capital, a venture capital management company, since September 2000. Brightstone is a 25-year old venture capital management company that has raised and managed ten venture partnerships. Previously, he held management positions with R.J. Steichen and Company, an investment bank, from 1995 to 2000, The Food Fund LP, a venture capital firm, from 1992 to 1995 and Wessels, Arnold & Henderson, an investment bank, from 1987 to 1992. Mr. Dalvey served on the board of directors for Navarre Corporation (now Speed Commerce, Inc.) from 2009 until November 2012, on the board of managers for Blue Rock Market Neutral Fund, a mutual fund registered under the Investment Company Act of 1940 from 2000 to 2014 and on the board of directors for Digitiliti, Inc. from July 2011 until October 2012. Mr. Dalvey has significant operational exposure as a board director or advisor to many other public and privately held growth businesses and has served on these companies' audit, strategic or governance committees, including companies such as HomeSpotter, Definity Health, AppTec Laboratories, CHF Solutions, BiteSquad, Agiliti, and Nature Vision. Mr. Dalvey received a B.S. in Business/Management Economics from University of Minnesota. Among other attributes, skills, and qualifications, the board of directors believes Mr. Dalvey is uniquely qualified to serve as a director based on his leadership experience in operating both public and private companies and his experience working in the investment community and with investment firms enable him to bring valuable insight and knowledge to our board of directors.

Leo T. Furcht, M.D., age 77, was appointed to Celcuity's board of directors in May 2019. Dr. Furcht is currently Allen-Pardee Professor of Cancer Biology and Head of the Department of Laboratory Medicine and Pathology at the University of Minnesota and a member of the Division of Molecular Pathology and Genomics. He served as Chairman of the Board of Directors for University of Minnesota Physicians, the Medical School practice plan with approximately 700 physicians, from 2004-2014. He was also the founding Director of the Biomedical Engineering Center from 1990-2001, where he led efforts to establish stem cell and molecular diagnostics expertise at the University of Minnesota. He has published more than 180 scientific papers and holds more than 30 patents in the fields of polypeptides, biomaterials, and adult stem cells. His business experience includes co-founding two medical technology companies, South Bay Medical, a medical device company that was acquired by Mentor Corporation, and Diascreen, a diagnostics company, which was later acquired by Chronimed. Among other attributes, skills, and qualifications, the board of directors believes Dr. Furcht is uniquely qualified to serve as a director based on his research in tumor cell behavior and extracellular matrix proteins, Head of the University of Minnesota's Department of Laboratory Medicine and Pathology, and his experience in several biotechnology start-ups.

Polly A. Murphy, D.V.M., Ph.D., age 59, was appointed to Celcuity's board of directors in September 2022. Dr. Murphy has served as Chief Business Officer at UroGen Pharma, Inc. since August 2020. Prior to that, Dr. Murphy served in various leadership roles at Pfizer, Inc. from September 2008 to August 2020, including as Vice President and Head of Early Commercial Development, Pfizer Oncology Business Unit from January 2019 to August 2020, Vice President and Head of Global Marketing and Commercial Development, Pfizer Oncology Business Unit from June 2017 to December 2018, and as Vice President and Head of Strategy and Business Development for Pfizer China from November 2013 to May 2018. Since August 2020, Dr. Murphy as served on the board of directors of Atea Pharmaceuticals, Inc., a publicly held company. Dr. Murphy received her D.V.M. and Ph.D. from Iowa State University and her M.B.A. from Nova Southeastern University. Among other attributes, skills, and qualifications, the board of directors believes Dr. Murphy is uniquely qualified to serve as a director based on her significant medical and scientific expertise and experience in the pharmaceutical industry in business development and commercialization.

Richard J. Nigon, age 76, is currently Senior Vice President of Cedar Point Capital, LLC., a private company that raises capital for early-stage companies, where he has served since 2007. Mr. Nigon has also been a board member for Northern Technologies International Corp. since February 2010, including its non-executive Chairman of the board of directors since November 2012. Mr. Nigon also serves as a director of several private companies. Mr. Nigon previously served as a board member for Tactile Systems Technology from September 2012 to May 2022, Vascular Solutions, Inc. from November 2000 to February 2017, when it was acquired by Teleflex, Incorporated and as a board member for Virtual Radiologic Corporation from May 2007 until it was acquired in July 2010. From February 2001 until December 2006, Mr. Nigon was a Director of Equity Corporate Finance for Miller Johnson Steichen Kinnard, a privately held investment firm, which was acquired in December 2006 by Stifel Nicolaus, a brokerage and investment banking firm. After that acquisition, Mr. Nigon became a Managing Director of Private Placements of Stifel Nicolaus until May 2007. From February 2000 to February 2001, Mr. Nigon served as the Chief Financial Officer of Dantis, Inc., a web hosting company. Prior to joining Dantis, Mr. Nigon was employed by Ernst & Young LLP from 1970 to 2000, where he served as a partner from 1981 to 2000. While at Ernst & Young, Mr. Nigon served as the Director of Ernst & Young's Twin Cities Entrepreneurial Services Group and was the coordinating partner on several publicly-traded companies in the consumer retailing and manufacturing sectors. Among other attributes, skills, and qualifications, the board of directors believes Mr. Nigon is qualified to serve as a director because of his extensive public accounting and auditing experience, including particular experience with emerging growth companies. The board of directors also believes that Mr. Nigon will bring to the board of directors a strong background in financial controls and reporting, financial management, financial analysis, SEC reporting requirements and mergers and acquisitions. His strategic planning expertise gained through his management and leadership roles at private investment firms also makes him well-suited to serve as a member of the board of directors.

Executive Officers

Information regarding our Chief Executive Officer, Brian F. Sullivan, and our Chief Science Officer, Lance G. Laing, PhD., is included above under the heading "Directors".

Vicky Hahne, age 57, joined as our Chief Financial Officer in July 2017. She has more than 25 years of financial leadership experience, including the most recent 15 years in the healthcare industry. Prior to joining Celcuity, Ms. Hahne served as Controller of Respiratory Technologies Inc., a medical device manufacturer, from 2015 to 2017. While at Respiratory Technologies, she played a key role in the due diligence process to sell the company to Koninklijke Philips. In 2014, she served as Controller for Ability Network Inc., a healthcare information technology company. From 2007 to 2012, Ms. Hahne served as Controller of SterilMed Inc., a medical device reprocessing company, where she was significantly involved in the sale of the company to Johnson & Johnson. Prior to these roles, Ms. Hahne held several senior financial positions at SimonDelivers Inc., including Chief Financial Officer. Ms. Hahne has extensive experience in early stage, high growth companies with responsibilities including financial controls and stewardship, financial analysis, mergers and acquisitions, building infrastructure and systems. She received a B.S. degree in Finance and Accounting from Northern State University and received her CPA certificate in 1990.

Corporate Governance

Our board of directors has adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees. In addition, our CEO, CFO and other senior financial officers of the company are subject to a Code of Ethical Business Conduct for Senior Financial Officers. These Codes are available on the corporate governance section of our website (which is a subsection of the investor relations section of our website) at the following address: www.celcuity.com. We intend to disclose on our website any amendments or waivers to these Codes that are required to be disclosed by SEC or Nasdaq rules.

Additional information required by this Item 10 will be contained in our definitive proxy statement for our 2023 Annual Meeting of Stockholders (the "Definitive Proxy Statement") and is incorporated herein by reference.

ITEM 11. Executive Compensation

The information required by this Item 11 will be contained in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 will be contained in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 will be contained in the Definitive Proxy Statement and is incorporated herein by reference.

ITEM 14. Principal Accounting Fees and Services

The information required by this Item 14 will be contained in the Definitive Proxy Statement and is incorporated herein by reference.

PART IV

ITEM 15. Exhibits, Financial Statement Schedules.

FINANCIAL STATEMENTS

FINANCIAL STATEMENT SCHEDULES

None.

EXHIBITS

See Exhibit Index immediately following the signature page hereto, which is incorporated herein by reference.

ITEM 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 27, 2024   CELCUITY INC.

                                                   By */s/ Brian F. Sullivan*
                                                       Brian F. Sullivan
                                                       Chairman and Chief Executive Officer
                                                       (Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Each person whose signature appears below constitutes and appoints Brian F. Sullivan and Vicky Hahne as the undersigned's true and lawful attorneys-in fact and agents, each acting alone, with full power of substitution and resubstitution, for the undersigned and in the undersigned's name, place and stead, in any and all amendments to this Annual Report on Form 10-K and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granted unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Signature	Title	Date
/s/ Brian F. Sullivan Brian F. Sullivan	Chairman and Chief Executive Officer (Principal Executive Officer)	March 27, 2024
/s/ Vicky Hahne Vicky Hahne	Chief Financial Officer (Principal Financial and Accounting Officer)	March 27, 2024
/s/ Lance G. Laing Lance G. Laing	Chief Science Officer, Vice President and Secretary, and Director	March 27, 2024
/s/ Richard E. Buller Richard E. Buller	Director	March 27, 2024
/s/ Dave F. Dalvey Dave F. Dalvey	Director	March 27, 2024
/s/ Leo T. Furcht Leo T. Furcht	Director	March 27, 2024
/s/ Polly A. Murphy Polly A. Murphy	Director	March 27, 2024
/s/ Richard J. Nigon Richard J. Nigon	Director	March 27, 2024

EXHIBIT INDEX
CELCUITY INC.
FORM 10-K

Exhibit No.	Description
2.1	Form of Plan of Conversion (incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-1/A filed with the SEC on September 12, 2017).
3.1	Certificate of Incorporation of the Company, as amended, including the Certificate of Designations of Preferences, Rights and Limitations of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K/A filed with the SEC on April 7, 2023).
3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2017).
4.1	Specimen Certificate representing shares of common stock of Celcuity Inc. (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1/A filed with the SEC on September 12, 2017).
4.2*	Description of Registered Securities.
4.3	Form of Warrant to Purchase Units of Membership Interest issued by Celcuity LLC to Cedar Point Capital, LLC, as placement agent of membership units and unsecured convertible promissory notes of Celcuity LLC (incorporated by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 filed with the SEC on August 23, 2017).
4.4	Form of Warrant to Purchase Shares of Common Stock issued by Celcuity Inc. in connection with the conversion of 1.25% Unsecured Convertible Promissory Notes (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 25, 2017).
4.5	Representative's Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 25, 2017).
4.6	First Amendment to Representative's Warrant, dated September 13, 2022, between Celcuity Inc. and Craig-Hallum Capital Group LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 14, 2022).
4.7	Form of Warrant issued by Celcuity Inc. to Innovatus Life Sciences Lending Fund I, LP in connection with the Loan and Security Agreement dated April 8, 2021 (incorporated by reference from Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on April 8, 2021).
4.8	Equity Grant Agreement, dated April 8, 2021, between the Company and Pfizer, Inc. (incorporated by reference from Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on April 8, 2021).
4.9	Form of Warrant issued by Celcuity Inc. in connection with the Securities Purchase Agreement, dated May 15, 2022 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on May 18, 2022).
4.10	Form of Pre-Funded Warrant issued by Celcuity Inc. in connection with the Securities Purchase Agreement, dated October 18, 2023 (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 23, 2023).
10.1+	Celcuity Inc. 2017 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1/A filed with the SEC on September 12, 2017).
10.2+	Celcuity Inc. Amended and Restated 2017 Stock Incentive Plan (incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 14, 2020).

Exhibit No.	Description
10.3+	Amendment to the Celcuity Inc. Amended and Restated Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 12, 2023).
10.4+	Form of Stock Option Agreement pursuant to Celcuity Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1/A filed with the SEC on September 12, 2017).
10.5+	Form of Restricted Stock Agreement pursuant to Celcuity Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1/A filed with the SEC on September 12, 2017).
10.6+	Form of Restricted Stock Unit Agreement pursuant to Celcuity Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-1/A filed with the SEC on September 12, 2017).
10.7+	Form of Stock Appreciation Rights Agreement pursuant to Celcuity Inc. 2017 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1/A filed with the SEC on September 12, 2017).
10.8+	Celcuity LLC 2012 Equity Incentive Plan, adopted August 10, 2012, as amended by First Amendment to the Celcuity LLC 2012 Equity Incentive Plan, adopted November 12, 2015 (incorporated by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-1 filed with the SEC on August 23, 2017).
10.9+	Form of Incentive Plan Unit Option Agreement pursuant to the Celcuity LLC 2012 Equity Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1 filed with the SEC on August 23, 2017).
10.10	Commercial Lease, dated September 28, 2017, between West Glen Development I, LLC and Celcuity, LLC (incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q filed with the SEC on November 13, 2017).
10.11	Commercial Lease, First Amendment to Lease, dated July 28, 2020, between West Glen Development I, LLC and Celcuity Inc. (incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 10, 2020).
10.12	Commercial Lease, Second Amendment to Lease, dated July 19, 2021, between West Glen Development I, LLC and Celcuity Inc. (incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2021).
10.13	Commercial Lease, Third Amendment to Lease, dated July 27, 2022, by and between Celcuity Inc. and West Glen Development I, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 29, 2022).
10.14	Commercial Lease, Fourth Amendment to Lease, dated March 13, 2023, by and between Celcuity Inc. and West Glen Development I, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 15, 2023).
10.15	Clinical Trial Agreement, dated May 8, 2017, between NSABP Foundation, Inc. and Celcuity LLC (incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 filed with the SEC on August 23, 2017).
10.16	Clinical Trial Agreement, Amendment No. 1, between NSABP Foundation, Inc and Celcuity Inc., dated October 15, 2020 (incorporated by reference Exhibit 10.15 to the Company's Annual Report on Form 10-K filed with the SEC on February 16, 2021).

Exhibit No.	Description
10.17+	Confidentiality, Assignment of Inventions and Non-Competition Agreement, dated November 15, 2011, between Celcuity LLC and Brian F. Sullivan (incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1 filed with the SEC on August 23, 2017).
10.18+	Confidentiality, Assignment of Inventions and Non-Competition Agreement, dated November 15, 2011, between Celcuity LLC and Lance G. Laing (incorporated by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-1 filed with the SEC on August 23, 2017).
10.19+	Confidentiality, Non-Compete and Proprietary Rights Agreement, dated May 17, 2017, between Celcuity LLC and Vicky Hahne (incorporated by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-1 filed with the SEC on August 23, 2017).
10.20	Form of Indemnification Agreement between Celcuity Inc. and each of its officers and directors (incorporated by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1/A filed with the SEC on September 12, 2017).
10.21†	License Agreement, dated April 8, 2021, by and between the Company and Pfizer, Inc (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2021).
10.22†	Amendment to License Agreement, dated May 6, 2021, by and between the Company and Pfizer, Inc. (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2021).
10.23	Open Market Sale AgreementSM, dated February 4, 2022, by and between Celcuity Inc., and Jefferies LLC (incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the SEC on February 4, 2022).
10.24	Securities Purchase Agreement, dated May 15, 2022, by and among the Registrant and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 18, 2022).
10.25	Registration Rights Agreement, dated May 15, 2022, by and among the Registrant and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on May 18, 2022).
10.26	Loan and Security Agreement, dated as of April 8, 2021, by and between the Company and Innovatus Life Sciences Lending Fund I, LP. (incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 11, 2021).
10.27	The First Amendment to Loan and Security Agreement, dated August 9, 2022, by and among the Company and Innovatus Life Sciences Lending Fund I, LP (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 11, 2022).
10.28	Securities Purchase Agreement, dated October 18, 2023, by and among the Company and the Investors named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 23, 2023).
10.29	Registration Rights Agreement, dated October 18, 2023, by and among the Company and the Investors named therein (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on October 23, 2023).
23.1*	Consent of Boulay PLLP.
24.1*	Power of Attorney (included on the signature page).
31.1*	Certification of principal executive officer required by Rule 13a-14(a).

Exhibit No.	Description
31.2*	Certification of principal financial officer required by Rule 13a-14(a).
32.1**	Section 1350 Certification of principal executive officer.
32.2**	Section 1350 Certification of principal financial officer.
97*	Celcuity Inc. Policy for the Recoupment of Erroneously Awarded Compensation.
101	Financial statements from the Annual Report on Form 10-K of the Company for the year ended December 31, 2023, formatted, in Inline XBRL: (i) the Balance Sheets, (ii) the Statements of Operations, (iii) the Statements of Changes in Stockholders' Equity, (iv) the Statements of Cash Flows, and (v) the Notes to Financial Statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document and included in Exhibit 101).

* Filed herewith.
** Furnished herewith.
+ Management contract or compensatory plan.
† Certain portions have been omitted from this exhibit.

Exhibit 4.2

Description of Registrant's Securities
Registered Pursuant to Section 12 of the
Securities Exchange Act of 1934, as amended

The following summary of the terms of our capital stock is subject to and qualified in its entirety by reference to our certificate of incorporation, as amended, and bylaws, copies of which are on file with the SEC as exhibits to previous SEC filings.

As of December 31, 2023, Celcuity Inc. ("we," "us," "our," and the "Company") had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"): common stock, par value $0.001 per share. In addition, we have certain equity interests outstanding that are convertible into common stock, which are described in more detail below.

As of December 31, 2023, we were authorized to issue 65,000,000 shares of common stock and 2,500,000 shares of preferred stock, $0.001 par value per share.

Common Stock

Fully Paid and Nonassessable

The outstanding shares of our common stock are fully paid and nonassessable.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders.

Dividend Rights

Holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Right to Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock, including the liquidation preference of our Series A Preferred Stock.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The transfer agent and registrar's address is One State Street Plaza, 30th Floor, New York, NY 10004.

The Nasdaq Capital Market

Our common stock is listed for quotation on The Nasdaq Capital Market under the symbol "CELC".

Preferred Stock

Our board or directors is authorized, without action by the stockholders, to designate and issue up to an aggregate of 2,500,000 shares of preferred stock in one or more series. Our board of directors is authorized to designate the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors is able to authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deferring or preventing a change in control of the Company, which might harm the market price of our common stock. See also "Anti-Takeover Effect of Delaware Law and Certain Charter and Bylaw Provisions" below.

On May 16, 2022, in connection with a Securities Purchase Agreement, dated May 15, 2022, by and among the Company and the Investors named therein (the "2022 Securities Purchase Agreement"), the Company filed a Certificate of Designations (the "Certificate of Designations") with the Secretary of State of the State of Delaware, designating 1,850,000 shares out of the authorized but unissued shares of its preferred stock as Series A Convertible Preferred Stock. The following is a summary of the principal terms of the Series A Preferred Stock:

Dividend Rights

Holders of Series A Preferred Stock shall be entitled to receive dividends or distributions on shares of Series A Preferred Stock equal (on an as-if-converted-to-common stock basis) to and in the same form as dividends or distributions actually paid on shares of the common stock when, as and if such dividends or distributions are paid on shares of the common stock. No other dividends or distributions shall be paid on shares of Series A Preferred Stock.

Right to Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined in the Certificate of Designations) the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined in the Certificate of Designations), as applicable, before any payment shall be made to the holders of common stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Series A Original Issue Price (as defined in the Certificate of Designations), plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into common stock pursuant to the Certificate of Designations immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the "Series A Liquidation Amount").

Voting Rights

The Series A Preferred Stock is non-voting stock and does not entitle the holder thereof to vote on any matter submitted to the stockholders of the Company for their action or consideration, except as otherwise provided by the General Corporation Law of the State of Delaware or the other provisions of the Certificate of Incorporation or the Certificate of Designations.

As long as any shares of Series A Preferred Stock are outstanding, the Company may not, without the approval of the holders of a majority of the outstanding shares of Series A Preferred Stock, take the following actions: (i) amend, alter or repeal any provision of the Certificate of Incorporation, the Certificate of Designations or Bylaws of the Company in a manner that adversely affects the powers, preferences or rights of the Series A Preferred Stock; (ii) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series A Preferred Stock or increase the authorized number of shares of any additional class or series of capital stock of the Company unless the same ranks junior to the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends and rights of redemption; (iii) (A) reclassify, alter or amend any existing security of the Company that is pari passu with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such right, preference, or privilege or (B) reclassify, alter or amend any existing security of the Company that is junior to the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A Preferred Stock in respect of any such right, preference or privilege; or (iv) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Company (with exceptions for dividends on the common stock solely in the form of additional shares of common stock and repurchases from former service providers in connection with the cessation of such services).

Conversion Rights

Subject to the Beneficial Ownership Limitation described below, each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of common stock as is determined by multiplying one share of Series A Preferred Stock by the Series A Conversion Rate in effect at the time of conversion. The "Series A Conversion Rate" shall initially be ten (10) shares of Common Stock for each share of Series A Preferred Stock. The Series A Conversion Rate shall be subject to adjustment as provided in the Certificate of Designation.

Under the terms of the Certificate of Designations, the Company may not effect the conversion of Series A Preferred Stock into common stock, and a holder will not be entitled to request the conversion of shares of Series A Preferred Stock, if, upon giving effect to such conversion, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder's affiliates, and any other persons whose beneficial ownership of common stock would or could be aggregated with the holder's for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended) would exceed the Beneficial Ownership Limitation, which is 9.99% of the number of shares of common stock outstanding immediately after giving effect to the conversion, as such percentage ownership is calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the Securities and Exchange Commission. A holder may reset the Beneficial Ownership Limitation percentage to a higher percentage (not to exceed 19.9%), effective 61 days after written notice to the Company, or a lower percentage, effective immediately upon written notice to the Company. Any such increase or decrease will apply only to that holder and not to any other holder of Series A Preferred Stock.

The Series A Preferred Stock does not have, or is subject to, any preemptive or similar rights.

Warrants

2023 Pre-Funded Warrants

Under the Securities Purchase Agreement, dated October 18, 2023, by and among the Company and the Selling Stockholders (the "2023 Securities Purchase Agreement"), the Company issued pre-funded warrants (the "2023 Warrants") to purchase 5,747,787 shares of common stock. Each 2023 Warrant to purchase one share was sold for a purchase price of $8.699 per Warrant and has an exercise price of $0.001 per share (for aggregate consideration equating to $8.70 per share of common stock issuable upon exercise of the 2023 Warrants).

Each 2023 Warrant is immediately exercisable and will not expire. Under the terms of the 2023 Warrants, the Company may not effect the exercise of any such 2023 Warrant, and a holder will not be entitled to exercise any portion of any 2023 Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates, other persons acting or who could be deemed to be acting as a group together with the holder or any of the holder's affiliates, and any other persons whose beneficial ownership of common stock would or could be aggregated with the holder's or any of the holder's affiliates for purposes of Section 13(d) or Section 16 of the Exchange Act) would exceed 4.99% of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the Securities and Exchange Commission (the "Maximum Percentage"). A holder may reset the Maximum Percentage to a higher percentage (not to exceed 19.99%), effective 61 days after written notice to the Company, or a lower percentage, effective immediately upon written notice to the Company. Any such increase or decrease will apply only to that holder and not to any other holder of 2023 Warrants.

2022 Warrants

Under the 2022 Securities Purchase Agreement, the Company issued Warrants (the "2022 Warrants") to purchase 695,645 shares of Series A Preferred Stock, each 2022 Warrant having an exercise price of $85.50 per share. The exercise price of the 2022 Warrants is at a 40% premium to the price (on an as converted to common stock basis) paid by the Investors for the initial shares of common stock purchased under the 2022 Securities Purchase Agreement.

On September 1, 2022, the Company amended its Certificate of Incorporation to increase the aggregate authorized number of shares of capital stock and the number of shares of common stock such that the company has available, and has reserved, such number of its duly authorized but unissued shares of common stock as shall be sufficient to effect the conversion of all shares of Series A Preferred Stock then outstanding or available for issuance upon the exercise of the 2022 Warrants. Following this Authorized Share Increase, and notice to the Investors, the 2022 Warrants became exercisable for an aggregate 6,956,450 shares of common stock with an exercise price per share adjusted of $8.05.

Each 2022 Warrant, when issued, is immediately exercisable and will remain exercisable until the earlier of (i) five years from the date of issuance and (ii) seventy-five (75) days after the Company announces (x) whether the progression-free survival ("PFS") of gedatolisib in combination with Palbociclib and fulvestrant (Arm A) to fulvestrant (Arm C) in the Phase 3 study met its primary endpoint target, (y) whether the PFS of gedatolisib in combination with fulvestrant (Arm B) to fulvestrant (Arm C) in the Phase 3 study met its primary endpoint target, and (z) the associated hazard ratios and median PFS values for each of Arm A, Arm B, and Arm C.

Under the terms of the 2022 Warrants, the Company may not effect the exercise of any such 2022 Warrant, and a holder will not be entitled to request the exercise any portion of any 2022 Warrant, if, upon giving effect to such exercise, the aggregate number of shares of common stock beneficially owned by the holder (together with its affiliates, any other persons acting as a group together with the holder or any of the holder's affiliates, and any other persons whose beneficial ownership of common stock would or could be aggregated with the holder's for purposes of Section 13(d) or Section 16 of the Securities Exchange Act of 1934, as amended) would exceed the Beneficial Ownership Limitation as described in the "Preferred Stock—Conversion Rights" section above. A holder may reset the Beneficial Ownership Limitation percentage to a higher percentage (not to exceed 19.9%), effective 61 days after written notice to the Company, or a lower percentage, effective immediately upon written notice to the Company. Any such increase or decrease will apply only to that holder and not to any other holder of 2022 Warrants.

Registration Rights Agreement

2023 Registration Rights Agreement

In connection with the 2023 Securities Purchase Agreement, the Company entered into a Registration Rights Agreement (the "2023 Registration Rights Agreement") with the Investors named therein, pursuant to which the Company agreed to register for resale the Registrable Securities (the "2023 Registrable Securities"), which include: (i) the shares of common stock then issued or issuable upon exercise of the 2023 Warrants (assuming the 2023 Warrants are exercisable in full without regard to any exercise limitation therein) (the "2023 Warrant Shares"), and (ii) any other securities issued or issuable with respect to, in exchange for or in replacement of, the 2023 Warrant Shares issued and sold pursuant to the 2023 Securities Purchase Agreement. Under the 2023 Registration Rights Agreement, the Company agreed to file a registration statement covering the resale by the Investors of the 2023 Registrable Securities no later than 30 days following the Closing Date (as defined in the 2023 Registration rights Agreement). The Company agreed to use commercially reasonable efforts to cause the registration statement to become effective and to keep such registration statement effective until such time as there are no longer 2023 Registrable Securities held by the Investors. The Company agreed to be responsible for all fees and expenses incurred in connection with the registration of the 2023 Registrable Securities. The Company filed a registration statement on Form S-3 registering for resale the 2023 Registrable Securities, which was declared effective on November 28, 2023.

The Company granted the Investors customary indemnification rights in connection with the registration statement, including for liabilities arising under the Securities Act. The Investors also granted the Company customary indemnification rights in connection with the registration statement.

2022 Registration Rights Agreement

In connection with the 2022 Securities Purchase Agreement, the Company entered into a Registration Rights Agreement (the "2022 Registration Rights Agreement") with the Investors named therein, pursuant to which the Company agreed to register for resale the Registrable Securities (the "2022 Registrable Securities"), which include: (i) the common stock, (ii) the shares of common stock then issued or issuable upon conversion of the Series A Preferred Stock (assuming on such date the shares of Series A Preferred Stock are convertible in full without regard to any conversion limitations in the Certificate of Designations), and (iii) the common stock then issued or issuable upon exercise of the 2022 Warrants (assuming the 2022 Warrants are exercisable in full without regard to any exercise limitations therein). Under the 2022 Registration Rights Agreement, the Company agreed to file a registration statement covering the resale by the Investors of the 2022 Registrable Securities no later than 30 days following (i) the Closing Date (as defined in the 2022 Registration rights Agreement) and (ii) the date the Company obtained the necessary stockholder approval to effect the Authorized Share Increase. The Company agreed to use commercially reasonable efforts to cause the registration statement to become effective and to keep such registration statement effective until such time as there are no longer 2022 Registrable Securities held by the Investors. The Company agreed to be responsible for all fees and expenses incurred in connection with the registration of the 2022 Registrable Securities. The Company filed a registration statement on Form S-3 registering for resale the 2022 Registrable Securities, which was declared effective on January 11, 2023.

The Company granted the Investors customary indemnification rights in connection with the registration statement, including for liabilities arising under the Securities Act. The Investors also granted the Company customary indemnification rights in connection with the registration statement.

The representations, warranties and covenants contained in each of the 2023 Warrants, the 2022 Warrants, the 2023 Securities Purchase Agreement, the 2022 Securities Purchase Agreement, the 2023 Registration Rights Agreement and the 2022 Registration Rights Agreement were made solely for the benefit of the parties thereto and may be subject to limitations agreed upon by the contracting parties.

Anti-Takeover Effect of Delaware Law and Certain Charter and Bylaw Provisions

Our certificate of incorporation, as amended, and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our Company. A summary of these provisions is as follows:

- *Board of directors vacancies.* Our bylaws authorize only our board of directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by our board of directors. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This makes it more difficult to change the composition of our board of directors but promotes continuity of management.

- *Advance notice requirements for stockholder proposals and director nominations.* Our bylaws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our bylaws also specify certain requirements regarding the form and content of a stockholder's notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of the Company.

- *No cumulative voting.* The Delaware General Corporation Law, or DGCL, provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our certificate of incorporation, as amended, does not provide for cumulative voting.

- *Stockholder action; special meetings of stockholders.* Our certificate of incorporation, as amended, provides that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Further, our bylaws provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, or our Chief Executive Officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

- *Issuance of undesignated preferred stock.* As of the date of this prospectus, we have 650,000 shares of undesignated preferred stock. Subject to certain limitations and approval requirements with respect to our Series A Preferred Stock as described in "Preferred Stock – Voting Rights" above, our board of directors has the authority, without further action by the stockholders, to issue this preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

- *Amendment of charter and bylaw provisions.* The affirmative vote of stockholders representing at least two-thirds of the voting power of all then-outstanding capital stock, and in certain instances, the vote of the holders of a majority of the then-outstanding Series A Preferred Stock, is required to amend, alter or repeal certain provisions of our certificate of incorporation, as amended, including the provision noted above regarding stockholders not being able to act by written consent. Subject to certain limitations and approval requirements with respect to our Series A Preferred Stock as described in "Preferred Stock – Voting Rights" above, a majority of our board of directors has authority to adopt, amend or repeal provisions of our bylaws. Stockholders also have the authority to adopt, amend or repeal provisions of our bylaws, but only with the affirmative vote of stockholders representing at least two-thirds of the voting power of all then-outstanding capital stock and in certain instances, the vote of the holders of a majority of the then-outstanding Series A Preferred Stock.

We are subject to the provisions of Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who owns 15% or more of the voting stock of a corporation, or any affiliate or associate of a corporation who, within three years prior, did own 15% or more of the voting stock of that corporation.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 27, 2024, with respect to the financial statements included in the Annual Report of Celcuity Inc. on Form 10-K for the year ended December 31, 2023. We hereby consent to the incorporation by reference in the Registration Statements of Celcuity Inc. on Form S-8 (Reg. Nos. 333-221117, 333-238787, 333-253940, 333-256500, 333-265328, 333-270238 and 333-271976) and on Form S-3 (Reg. No. 333-261155, 333-269090 and 333-275551).

/s/ Boulay PLLP

Minneapolis, Minnesota
March 27, 2024

Exhibit 31.1

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian F. Sullivan, certify that:

1. I have reviewed this annual report on Form 10-K of Celcuity Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 27, 2024   By */s/ Brian F. Sullivan*
                                            Brian F. Sullivan
                                            Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Vicky Hahne, certify that:

1. I have reviewed this annual report on Form 10-K of Celcuity Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 27, 2024   By */s/ Vicky Hahne*
                                                          Vicky Hahne
                                                          Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the filing of the Annual Report on Form 10-K for the year ended December 31, 2023 (the "Report") by Celcuity Inc. ("Registrant"), I, Brian F. Sullivan, the Chief Executive Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 27, 2024   By */s/ Brian F. Sullivan*
                                                              Brian F. Sullivan
                                                              Chairman and Chief Executive Officer

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the filing of the Annual Report on Form 10-K for the year ended December 31, 2023 (the "Report") by Celcuity Inc. ("Registrant"), I, Vicky Hahne, the Chief Financial Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Date: March 27, 2024

By */s/ Vicky Hahne*

Vicky Hahne
Chief Financial Officer

Exhibit 97

CELCUITY INC.

Policy for the Recoupment of Erroneously Awarded Compensation

Description

Celcuity Inc., a Delaware corporation (the "Company"), has adopted this Policy for the Recoupment of Erroneously Awarded Compensation (the "Policy"), pursuant to the requirements of Nasdaq Listing Rule 5608 and Securities Exchange Act Rule 10D-1. The Policy sets forth the circumstances under which the Company will recoup certain incentive compensation paid to the Executive Officers of the Company in connection with certain financial restatements.

Each Executive Officer is required to sign and return to the Company the Acknowledgement Form attached hereto as Exhibit A, pursuant to which such Executive Officer will agree to be bound by the terms and comply with this Policy in exchange for adequate and reasonable consideration; provided, however, that any failure by an Executive Officer to return a signed Acknowledgement Form does not affect the validity or enforceability of this Policy.

Definitions

(A) "Clawback Period" means the three completed fiscal years immediately preceding the earlier of (i) the date the Company's board of directors concludes, or reasonably should have concluded, that a Covered Accounting Restatement is required to be prepared or (ii) the date a court, regulator or other legally authorized body directs the Company to prepare a Covered Accounting Restatement, in either case regardless of if or when such Covered Accounting Restatement is filed (such date, the "Clawback Trigger Date"), and any transition period (that results from a change in the Company's fiscal year) of less than nine months within or immediately following those three completed fiscal years.

(B) "Committee" means the Compensation Committee of the Board of Directors of the Company.

(C) "Covered Accounting Restatement" means an accounting restatement prepared due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial restatements (i.e., a "Big R" restatement), or that would result in a material misstatement if the error were corrected only in the current period or left uncorrected in the current period (i.e., a "little r" restatement). For the avoidance of doubt, a Covered Accounting Restatement will not include changes to the Company's financial statements that do not represent error corrections under accounting standards applicable to the Company at the time of the accounting restatement, including as a result of a (i) retrospective application of a change in accounting principle, (ii) retrospective revision to reportable segment information due to a change in the structure of the Company's internal organization, (iii) retrospective reclassification due to a discontinued operation, (iv) retrospective application of a change in reporting entity, and (v) retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure.

(D) "Covered Incentive-Based Compensation" means any Incentive-Based Compensation (i) received by a current or former Executive Officer after beginning service as an Executive Officer, provided that the current or former Executive Officer served as an Executive Officer at any time during the performance period applicable to such Incentive-Based Compensation, (ii) received on or after October 2, 2023 (the "Effective Date"), and (iii) received while the Company had a listed class of securities on a national securities exchange. For purposes of this Policy, Incentive-Based Compensation is deemed to be "received" in the fiscal year in which the financial reporting measure included in the Incentive-Based Compensation award is attained or satisfied, regardless of whether the payment or grant occurs before or after such fiscal year, and regardless of whether the Incentive-Based Compensation continues to be subject to a service-based vesting condition.

(E) "Executive Officer" has the meaning assigned to it in Nasdaq Listing Rule 5608(d).

(F) "<u>Financial Reporting Measure</u>" means (i) any measure determined in accordance with accounting principles used in the Company's financial statements, whether presented in or outside of the Company's financial statements and whether or not included in a filing with the Securities and Exchange Commission, (ii) any measures derived wholly or in part from such measures (including non-GAAP measures), and (iii) other performance measures affected by accounting-related information, including stock price, total shareholder return and relative total shareholder return.

(G) "<u>Incentive-Based Compensation</u>" means any compensation that is granted, earned or vested based wholly or in part on the attainment of any Financial Reporting Measure, which may include awards granted under the Company's annual incentive plan as well as performance-based restricted stock units, and which may include Incentive-Based Compensation contributed to a plan, other than a tax-qualified retirement plan. For the avoidance of doubt, Incentive-Based Compensation shall not include equity awards that vest solely based on continued service and were not granted based on the attainment of any Financial Reporting Measure or any bonus compensation based on discretionary or subjective goals or goals that are not based on any Financial Reporting Measure.

(H) "<u>Sarbanes-Oxley Act Section 304</u>" means Section 304 of the Sarbanes-Oxley Act of 2002.

General Rules

In the event the Company determines it is required to prepare a Covered Accounting Restatement, the Committee shall review any Covered Incentive-Based Compensation received by a current or former Executive Officer of the Company during the Clawback Period. In the event the Committee determines that the amount of any such Covered Incentive-Based Compensation that was received during the Clawback Period exceeds the amount that otherwise would have been received had it been determined based on the restated results (the "<u>Erroneously Awarded Compensation</u>"), the amount of such Erroneously Awarded Compensation shall be recouped on a pre-tax basis.

Recoupment under this Policy with respect to an Executive Officer shall not require the finding of any misconduct by such Executive Officer or such Executive Officer being found responsible for the accounting error leading to the Covered Accounting Restatement.

For purposes of this section, Incentive-Based Compensation is deemed to be "received" in the fiscal year in which the financial reporting measure included in the Incentive-Based Compensation award is attained or satisfied, regardless of whether the payment or grant occurs before or after such fiscal year.

Calculation of Erroneously Awarded Compensation

In the event any applicable Covered Incentive-Based Compensation has been granted in the form of equity or equity-based awards, and such awards remain outstanding as of the Clawback Trigger Date, the Erroneously Awarded Compensation shall be calculated as the number of shares received in excess of the number that should have been received (or the corresponding value of such shares). In the event that any applicable Covered Incentive-Based Compensation is in a nonqualified deferred compensation plan, the Company shall calculate the amount contributed to the notional account based on the Erroneously Awarded Compensation and any earnings accrued to-date on that notional amount, and that sum shall be considered "Erroneously Awarded Compensation" with respect to that plan.

For the avoidance of doubt, in the event Covered Incentive-Based Compensation is attained only partially based on the achievement of financial reporting measures, only the portion of such compensation based on or derived from the financial reporting measures shall be subject to recoupment.

In the event the Erroneously Awarded Compensation is not able to be calculated directly from information in an accounting restatement (e.g., equity awards subject to total shareholder return ("TSR") or stock price measures), in order to determine the amount of such Erroneously Awarded Compensation that shall be subject to recoupment, the Committee shall use a reasonable estimate of the effect of the Covered Accounting Restatement on the TSR or stock price upon which the Covered Incentive-Based Compensation was received (in which case the Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to The Nasdaq Stock Market).

Method for Recoupment

The Committee shall, in its discretion, determine the appropriate means for recoupment of any Erroneously Awarded Compensation, including but not limited to the cancellation of outstanding and future annual or long-term incentive compensation or requiring repayment by the applicable Executive Officer, provided that the recoupment occurs reasonably promptly. For the avoidance of doubt, the Committee may, subject to compliance with applicable law, affect recoupment under this Policy from any amount otherwise payable to the applicable Executive Officer, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by such Executive Officer. The Committee may consider all applicable facts and circumstances in determining the appropriate means for recoupment, including pursuing an appropriate balance of cost and speed.

Recoupment shall be required in all circumstances unless the Committee determines that it would be impracticable and that one of the conditions set forth in in accordance with Nasdaq Listing Rule 5608(b)(1)(iv).

Non-Exclusive; Conflicts

This Policy is in addition to any and all other rights the Company may have to pursue remedies against an employee or former employee in connection with an accounting restatement or for misconduct or similar behavior in the course of employment by the Company, all of which are expressly retained by the Company. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies, including termination of employment and institution of legal proceedings, as well as rights of repayment, forfeiture, offset or recoupment that may be available to the Company pursuant to any other forfeiture policy or similar provisions in any employment agreement, equity award agreement or similar agreement, or any other legal remedies available to the Company. Nothing in this Policy restricts the Company from seeking recoupment under any other compensation recoupment Policy or any applicable provisions in plans, agreements, awards or other arrangements that contemplate the recoupment of compensation from an Executive.

The Company's rights under this Policy are in addition to the reimbursement provisions of Sarbanes-Oxley Act Section 304; provided, that any amounts paid pursuant to Sarbanes-Oxley Act Section 304 will be considered in determining any amounts recovered under this Policy.

The Company will not enter into any agreement that exempts any Incentive-Based Compensation from the application of this Policy or that waives the Company's right to recoupment of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date).

The provisions of this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision shall be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

Indemnification Prohibition

The Company is not permitted to indemnify any Executive Officer against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned, recovered or recouped pursuant to the terms of this Policy, or (ii) any claims relating to the Company's enforcement of its rights under this Policy. The Company is also prohibited from paying or reimbursing an Executive Officer for purchasing insurance to cover any such loss. To the extent of a conflict with any agreement with an Executive Officer that purports to provide indemnification rights to the Executive Officer that conflict with the foregoing, this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date).

Reporting and Disclosure

The Company shall file all disclosures with respect to this Policy in accordance with the requirements of the federal securities laws, including the disclosure required by applicable Securities and Exchange Commission filings.

Amendment or Termination

The Committee may amend or terminate this Policy from time to time in its discretion, including as required to comply with any applicable law or regulation. Any such amendment will be binding on employees who continue in the employment after the effective date of such amendment.

Administration

The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. The Committee has full and final authority to make all determinations under this Policy, in each case to the extent permitted under applicable rules and regulations and in compliance with (or pursuant to an exemption from the application of) Section 409A of the Internal Revenue Code. All determinations and decisions made by the Committee hereunder shall be final, conclusive and binding on all persons.

Any action or inaction by the Committee with respect to an Executive Officer under this Policy in no way limits the Committee's actions or decisions not to act with respect to any other Executive Officer under this Policy or under any similar policy, agreement or arrangement, nor shall any such action or inaction serve as a waiver of any rights the Company may have against any Executive Officer other than as set forth in this Policy.

This Policy is intended to comply with the requirements set forth in Nasdaq Listing Rule 5608 (as such rule may be amended) and shall be construed and interpreted in accordance with such intent.

Successors

This Policy shall be binding and enforceable against all Executive Officers and, to the extent required by applicable law or guidance from the Securities and Exchange Commission or Nasdaq, their beneficiaries, heirs, executors, administrators, and other legal representatives.

Governing Law; Venue

The validity, enforceability, construction and interpretation of this Policy shall be governed by and construed exclusively in accordance with the laws of the State of Minnesota, without regard to the conflicts of laws principles of any jurisdictions.

Exhibit A

Acknowledgement Form

CELCUITY INC.

Policy for the Recoupment of Erroneously Awarded Compensation

By signing below, the undersigned acknowledges and confirms that the undersigned has received and reviewed a copy of the Celcuity Inc. Policy for the Recoupment of Erroneously Awarded Compensation (the "Policy"). Capitalized terms used but not otherwise defined in this Acknowledgement Form (this "Acknowledgement Form") shall have the meanings ascribed to such terms in the Policy.

By signing this Acknowledgement Form, the undersigned acknowledges and agrees, in exchange for receipt of adequate and reasonable consideration, that the undersigned is and will continue to be subject to the Policy and that the Policy will apply both during and after the undersigned's employment with the Company. Further, by signing below, the undersigned agrees to abide by the terms of the Policy, including, without limitation, by returning any Erroneously Awarded Compensation to the Company to the extent required by, and in a manner consistent with, the Policy and the Committee's determinations thereunder.

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